MARLIN
Business Services Corp.














GHI
5


Lead Off
90
100
Adult
Auto

2007 Annual Report

10 Years Of Superior Service

MARLIN'S MISSION

MARLIN BUSINESS SERVICES CORP. IS A COMPANY OF DEDICATED EMPLOYEES COMMITTED TO THE DELIVERY OF QUALITY CREDIT PRODUCTS TO SMALL BUSINESSES WITH EXCEPTIONAL CUSTOMER SERVICE AND CONVENIENCE... ONE CUSTOMER AT A TIME.

Marlin Business Services Corp. invests in growth by building deeper relationships with our 23,000 equipment dealers and 187,000 small business customers. We serve our customers by providing equipment financing and working capital loans, which enable business expansion and the ability to invest in updated equipment or technology to help keep their businesses running efficiently.

Marlin Business Services Corp., with total assets of $960 million at year-end 2007, is a solution oriented financing company who has served more than 23,000 equipment dealers and 187,000 small business customers nationwide. Marlin Business Services Corp. is the parent company of **Marlin Leasing Corporation,** which offers small-ticket (up to $250,000) lease financing options to small businesses. Marlin Leasing focuses on the small business segment with personalized service, easy documentation and fast application processing. In addition to our headquarters in Mount Laurel, NJ, we maintain five regional offices located throughout the US, and a lease processing center in Philadelphia, PA. Our leasing strategy also includes dedicated sales teams for the Office Equipment and Healthcare customer segments.

Marlin Business Services Corp. also provides working capital loans to small businesses through **Marlin Business Lending**. This product is complementary to our lease financing product. Business lending enables us to partner with our customers with a different product, but with the same level of personalized customer service and expedient transaction processing.

In addition, the **Marlin Business Bank** is operational and will provide immediate benefits to our corporate funding strategy. The benefits include funding diversification and reduced cost of funds for our operations.

Marlin Business Services Corp. is headquartered in Mount Laurel, NJ and employs more than 357 people. Visit Marlin Business Services Corp. online at www.marlincorp.com.

BUSINESS PARTNER FOR THE SMALL BUSINESS OWNER

Since our inception, Marlin Business Services Corp. has quickly and steadily emerged as a leader in equipment financing, satisfying the financial needs of small business owners.

We understand small businesses sometimes get overlooked and underserved by traditional lenders. That's why we make it our business to focus on simple processes and fast turnaround times for the small business owner.

Marlin has never lost sight of what has made us successful – the small business owner. That's why we're constantly finding better ways to train our employees, streamline processes, and enhance services so as to ensure that the financial needs of our customers are met quickly and efficiently.


300
FELLOWSHIP ROAD
MARLIN
Business Services Corp.

2007 OVERVIEW



Dear Fellow Shareholders:

2007 was a challenging year for the financial services industry starting with the sub-prime meltdown and a major, unprecedented dislocation in the capital markets. The economy, after five years of solid growth, began to slow down. Under the weight of so much uncertainty, businesses began to pull back on their capital investment spending plans. This hostile environment took a toll on our business; new asset growth slowed and a greater number of customers defaulted on their payments.

While performance in 2007 did not meet our overall expectations, we did take action to navigate through these uncertain times. For one, to protect asset quality, we became much more selective in our underwriting standards. Secondly, we successfully implemented our funding plans and received final approval for our Industrial Bank. During this past year we also strengthened our senior management team with several new hires. While there's more work to be done, I'm confident we are taking the necessary steps to build a stronger, more competitive company that will deliver opportunities for our business and returns to shareholders in the years ahead.

To recap our financial results, we delivered net income of $18.3 million and diluted earnings per share of $1.49. Our capital base grew to $150.1 million; equal to $12.31 of book value per share. For the year, we delivered a 12.57% return on average capital.

STRATEGY

Our business is all about serving the credit needs of small businesses. We do this in a number of ways: offering lease programs to equipment dealers and lease brokers, and offering equipment leases and working capital loans to businesses. We have been quite successful with this strategy, having grown into one of the largest small-ticket leasing companies operating in the U.S.

Our success is wrapped in the conviction that sustainable competitive strength comes from several key areas:

Delivering exceptional service to our customers – Convenience and delivering a personalized level of service is what we are all about. This basic principle attracts new customers and retains existing relationships.

Maintaining a disciplined operating culture – The foundation of our business is built on a strong credit and risk management culture that delivers consistent, predictable performance and allows us to navigate during times of uncertainty.

Offering customers value at reasonable prices – Our service proposition allows us to offer customers competitive pricing while producing attractive risk-adjusted margins for our business.

PEOPLE

Our business is a people business. For that reason, we seek to attract talented, energetic people who want to be a part of a success minded company. Our managers are expected to lead by example and make a difference in what they do. For the people we hire, we seek to create an environment where they can advance in their careers. Training, development and giving our employees the tools to be successful are of paramount importance. We strive to be an employer of choice.

LOOKING AHEAD

Looking out over the years to the come, we see tremendous opportunity to grow our business and better serve the borrowing needs of small businesses. The U.S. economy is resilient and while conditions are less than favorable at the moment, we belive business conditions will eventually improve, leading to a stronger, much healthier economy with increased demand for financing. For credit lenders, it is likely to lead to a new era in which well-managed, well-capitalized lenders will gain market share on terms that reward risk taking on the money they lend. We're poised to take advantage of these opportunities that lie right around the corner.

In closing, I wish to extend a heartfelt thank you to all our employees for their effort and dedication this past year. To our customers, thank you for your loyal support and we will continue to work hard to earn your business in the year ahead. And finally to our shareholders, our mission is to maintain your trust in creating long term value for you.

Daniel P. Dyer
Chairman and Chief Executive Officer




$242.3
$272.3
$318.5
2003
2004
2005
2006
2007
Year
$350
$300
$250
$200
$150
$100
$50
$ Millions

George D. Pelose
Chief Operating Officer

"Strength in Service"

Marlin's strength lies in our dedication to serving the small business marketplace as a full service finance company. Our team of dedicated professionals has the knowledge and expertise to effectively originate thousands of financial transactions each month. Since we handle all aspects of each transaction internally, our commitment to provide "best-in-class" service to our vendor and broker partners, as well as our end-user customers, never waivers. Small businesses will always need financing to acquire equipment or otherwise fund their growth. Our experience and financial strength enables us to make sound business decisions to help satisfy the needs of our customers, regardless of the economic environment. In 2008 and beyond, Marlin will continue its commitment to being a premier finance company for small businesses, while providing the excellent customer service that our vendors, brokers and end-user customers have come to expect.

Total Available Funding Sources


Term Note
Securitization
$773.1mm
Outstanding
Marlin Business
Bank $68mm
Revolving Bank
Facility $40mm
CP Conduits
$175mm



Lynne Wilson
Chief Financial Officer

"Strong Balance Sheet; Diversified Funding Strategy"

In these challenging times, Marlin is financially sound and stable. Our balance sheet is very strong, we are conservatively leveraged, and Marlin's liquidity position is solid with committed funding through 2008. Additionally, we are pleased to announce we have opened our new Industrial Bank, Marlin Business Bank. The bank provides further funding flexibility and diversity, ensuring that we will continue to have the resources to help our small business customers meet their financing needs.

BUILDING DEEPER CUSTOMER RELATIONSHIPS

Marlin believes the best way to serve its customers is to know them, know their business, understand their goals and anticipate their needs. Our goal is to develop long-term relationships.

At Marlin Business Services Corp., we view every transaction as an opportunity to build deeper relationships with our customers. We do not pressure customers. Instead, we listen, we learn, and we try to better understand every customer. This is what sets us apart from other business financing companies.

Our customers' goals are our goals. Our employees are knowledgeable, responsive and thorough. They live our mission statement of being committed to providing exceptional one-on-one personal service. We realize that while our customers consist of small businesses, they are, in fact, comprised of individuals, each with their own unique set of needs.

We have developed new, more comprehensive reporting and tracking programs which enable our employees to understand a customer's full relationship with Marlin. This enables more advantageous financing solutions for the customer.

We have launched new incentive plans that encourage and reward our sales and customer service representatives to make Marlin the choice of every customer. We continually monitor and improve our service through feedback from "Voice of the Customer" surveys.


5 JKL




CUSTOMER SERVICE IS MARLIN

"Satisfying needs one customer at a time."

Marlin Business Services Corp. understands the challenges facing small business owners today. Whether it's billing, equipment issues, additional financing, or understanding buyout options, we handle their questions with speed and accuracy.

Our staff of professionals is trained to handle customer concerns immediately, and within the first call. This helps us maintain an unsurpassed level of service, and guarantees issues are always resolved quickly.

Obtaining a lease or loan from Marling is simple. We assign a dedicated sales professional to work with our customers in every step of the process. We call it our "Single-Point-of-Contact"® model. Our customers have told us (through Voice of the Customer surveys) that our fast, simple, Single-Point-of-Contact® model is what sets us apart from competitors.

MARLIN EQUIPMENT LEASING

While the range of products and services we provide has expanded over the years, equipment leasing has consistently remained the proud cornerstone of Marlin Business Services Corp. Through our industry experience, we have created a highly effective strategy that encompasses all channels in the small ticket equipment leasing marketplace. This comprehensive approach has helped us secure and maintain our position as a leader in our field.

DEALERS

As with any good business strategy, we begin by going directly to the source of the business – the equipment dealer. We work on cultivating partnerships with our dealers that are increasingly beneficial to their sales and profit margin. We do this by acting as an extension of their sales force, readily providing tools and training that help them optimize their leasing activity.

Because we recognize the dealer as not only a vital component of the leasing transaction, but also as our initial conduit to the leasing customer, we emphasize superior service as a top priority with each of them. In fact, in a recent survey, over 90% of dealers cited our personalized service and ease of transaction as what they like most about their relationship with Marlin.









2007 EQUIPMENT TYPE


21.97%
18.97%
1.90%
2.52%
9.23%
4.22%
5.24%
8.79%
6.68%
6.75%
13.70%
Copiers
Security Systems
Commercial & Industrial
Water Coolers
Telephone/Message on Hold
Restaurant
Automotive
Computers
Medical
Cash Registers
Other

CUSTOMERS

While the majority of our customers acquire financing through equipment dealers, we place high importance on building trusting relationships with each of our customers directly. They are, themselves, small business owners who are often in need of additional business financing, be it for additional equipment, equipment upgrades or working capital. This direct line into our customer encourages them to come to us when these needs arise.

We offer the unique ability to finance a wide variety of equipment types, essentially creating a "one stop shop" for each of our customers. By actively cultivating the lessor/lessee relationship through direct mail, email, and phone, we create an environment where Marlin, the dealers, and our customers work together to promote small business growth.

BROKERS

Our brokers play an integral role in our continued success in the equipment leasing market. While our exceptional service and dependability offers them the support with which to expand their business, our proven track record provides the stability brokers want in a financing partner.

We view our brokers as not only our partners, but our customers as well. To that end, we extend to them the same one-on-one, personalized attention that our dealers and end-user customers receive. By actively participating in the broker community, we keep up with their consistently evolving needs, therefore enabling us to remain the first choice of so many in the industry.

MARLIN BUSINESS LENDING

"Building relationships to help your business succeed."

We view our working capital loan product as another way to meet the needs of our customers. While the majority of our business transactions center around equipment leasing, we recognize that our customers often have additional financing needs. Whether it's sudden expansion, or the need for new product development, our working capital loan can help get them to where they're going.






Our approach to working capital loans follows the same model as equipment leasing:

Dedicated team of sales professionals
Single-Point-of-Contact® service
Simple loan processing

Highlights of the working capital loan:

Loans from $10,000-$40,000
Fixed interest rates
Terms include 36 and 48 months
Low monthly payments
Simple documentation
Fast funding

Our business capital loan product is just another way we are anticipating the needs of the small business owner, and in turn, providing superior solutions with excellent service.

YEAR	2003	2004	2005	2006	2007
($ in Thousands)					
NET INCOME	$2,847	$13,459	$16,248	$18,634	$18,286
REVENUES	$59,826	$75,551	$90,211	$103,456	$118,911
NET INVESTMENT IN LEASES AND LOANS	$419,160	$489,678	$572,581	$693,911	$765,938
TOTAL ASSETS	$487,709	$554,693	$670,989	$795,452	$959,654
TOTAL STOCKHOLDERS' EQUITY	$73,871	$90,350	$112,609	$134,289	$150,145
TOTAL ORIGINATIONS (LEASES AND LOANS)	$242,278	$272,271	$318,413	$388,661	$388,376
TOTAL NUMBER OF NEW LEASES AND LOANS ORIGINATED	30,258	31,818	32,754	34,214	33,141
TOTAL NUMBER OF LEASES AND LOANS	81,503	95,096	103,278	109,511	115,883
NET INTEREST AND FEE MARGIN	10.53%	12.19%	12.35%	11.68%	10.65%
EFFICIENCY RATIO	43.15%	41.63%	43.36%	44.77%	41.83%
NET CHARGE-OFFS[1]	1.90%	1.99%	1.74%	1.56%	2.00%

(1) As a percentage of average net investment in direct financing leases and loans.
(2) Net Income in 2003 includes $5.7 million of non-recurring expense relating to the change in fair value of warrants no longer outstanding


Total Stockholders' Equity
$73.9
$90.4
$112.6
$134.3
$150.1
$160
$140
$120
$100
$80
$60
$40
$20
$ Millions
2003
2004
2005
2006
2007
Year


Net Income
$2.8
$13.5
$16.2
$18.6
$18.3
$20
$15
$10
$5
$ Millions
2003
2004
2005
2006
2007
Year


Total Assets
$487.7
$554.7
$671.0
$795.5
$959.7
$1000
$800
$600
$400
$200
$ Millions
2003
2004
2005
2006
2007
Year


Revenues
$59.8
$75.6
$90.2
$103.5
$118.9
$120
$100
$80
$60
$40
$20
$ Millions
2003
2004
2005
2006
2007
Year

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 000-50448

Marlin Business Services Corp.

(Exact name of Registrant as specified in its charter)

Pennsylvania	**38-3686388**
(State of incorporation)	*(I.R.S. Employer Identification No.)*

300 Fellowship Road, Mount Laurel, NJ 08054
(Address of principal executive offices)

Registrant's telephone number, including area code:
(888) 479-9111

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 par value	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☑

The aggregate market value of the voting common stock held by non-affiliates of the Registrant, based on the closing price of such shares on the NASDAQ Global Select Market was approximately $89,634,676 as of June 30, 2007. Shares of common stock held by each executive officer and director and persons known to us who beneficially owns 5% or more of our outstanding common stock have been excluded from this computation in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares of Registrant's common stock outstanding as of February 29, 2008 was 12,125,799 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement related to the 2008 Annual Meeting of Shareholders, to be filed with the Securities and Exchange Commission within 120 days of the close of Registrant's fiscal year, is incorporated by reference into Part III of this Form 10-K.

MARLIN BUSINESS SERVICES CORP.

FORM 10-K

INDEX

FORWARD-LOOKING STATEMENTS

Certain statements in this document may include the words or phrases "can be," "expects," "plans," "may," "may affect," "may depend," "believe," "estimate," "intend," "could," "should," "would," "if" and similar words and phrases that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are subject to various known and unknown risks and uncertainties and the Company cautions that any forward-looking information provided by or on its behalf is not a guarantee of future performance. Statements regarding the following subjects are forward-looking by their nature: (a) our business strategy; (b) our projected operating results; (c) our ability to obtain external financing; (d) our understanding of our competition; and (e) industry and market trends. The Company's actual results could differ materially from those anticipated by such forward-looking statements due to a number of factors, some of which are beyond the Company's control, including, without limitation:

- availability, terms and deployment of capital;
- general volatility of capital markets, in particular, the market for securitized assets;
- changes in our industry, interest rates or the general economy resulting in changes to our business strategy;
- the nature of our competition;
- availability of qualified personnel; and
- the factors set forth in the section captioned "Risk Factors" in Item 1A of this Form 10-K.

Forward-looking statements apply only as of the date made and the Company is not required to update forward-looking statements for subsequent or unanticipated events or circumstances.

As used herein, the terms "Company," "Marlin," "we," "us," or "our" refer to Marlin Business Services Corp. and its subsidiaries.

PART I

Item 1. *Business*

Overview

We are a nationwide provider of equipment financing and working capital solutions primarily to small businesses. We finance over 70 categories of commercial equipment important to our end user customers, including copiers, certain commercial and industrial equipment, computers, telecommunications equipment, and security systems. Our average lease transaction was approximately $11,000 at December 31, 2007, and we typically do not exceed $250,000 for any single lease transaction. This segment of the equipment leasing market is commonly known in the industry as the small-ticket segment. We access our end user customers through origination sources comprised of our existing network of over 11,300 independent commercial equipment dealers and, to a lesser extent, through relationships with lease brokers and direct solicitation of our end user customers. We use a highly efficient telephonic direct sales model to market to our origination sources. Through these origination sources, we are able to deliver convenient and flexible equipment financing to our end user customers. Our typical financing transaction involves a non-cancelable, full-payout lease with payments sufficient to recover the purchase price of the underlying equipment plus an expected profit. As of December 31, 2007, we serviced approximately 115,000 active equipment leases having a total original equipment cost of $1.2 billion for approximately 92,000 end user customers.

In addition to our goal of lease portfolio growth, in November 2006 we announced the introduction of business capital loans. Business capital loans provide small business customers access to working capital credit through term loans.

The small-ticket equipment leasing market is highly fragmented. We estimate that there are up to 75,000 independent equipment dealers who sell the types of equipment we finance. We focus primarily on the segment of the market comprised of the small and mid- size independent equipment dealers. We believe this segment is underserved because: 1) the large commercial finance companies and large commercial banks typically concentrate their efforts on marketing their products and services directly to equipment manufacturers and larger distributors, rather than the independent equipment dealers; and 2) many smaller commercial finance companies and regional banking institutions have not developed the systems and infrastructure required to service adequately these equipment dealers on high volume, low-balance transactions. We focus on establishing our relationships with independent equipment dealers to meet their need for high-quality, convenient point-of-sale lease financing programs. We provide equipment dealers with the ability to offer our lease financing and related services to their customers as an integrated part of their selling process, allowing them to increase their sales and provide better customer service. We believe our personalized service approach appeals to the independent equipment dealer by providing each dealer with a single point of contact to access our flexible lease programs, obtain rapid credit decisions and receive prompt payment of the equipment cost. Our fully integrated account origination platform enables us to solicit, process and service a large number of low-balance financing transactions. From our inception in 1997 to December 31, 2007, we processed approximately 555,000 lease applications and originated nearly 245,000 new leases.

Reorganization and Initial Public Offering

Marlin Leasing Corporation was incorporated in the state of Delaware on June 16, 1997. On August 5, 2003, we incorporated Marlin Business Services Corp. in Pennsylvania. On November 11, 2003, we reorganized our operations into a holding company structure by merging Marlin Leasing Corporation with a wholly-owned subsidiary of Marlin Business Services Corp. As a result, all former shareholders of Marlin Leasing Corporation became shareholders of Marlin Business Services Corp. After the reorganization, Marlin Leasing Corporation remains in existence as our primary operating subsidiary.

In November 2003, 5,060,000 shares of our common stock were issued in connection with our initial public offering ("IPO"). Of these shares, a total of 3,581,255 shares were sold by the company and 1,478,745 shares were sold by selling shareholders. The initial public offering price was $14.00 per share resulting in net proceeds to us, after payment of underwriting discounts and commissions but before other offering costs, of approximately $46.6 million. We did not receive any proceeds from the shares sold by the selling shareholders.

Competitive Strengths

We believe several characteristics may distinguish us from our competitors, including the following:

Multiple Sales Origination Channels. We use multiple sales origination channels to penetrate effectively the highly diversified and fragmented small-ticket equipment leasing market. Our *direct origination channels*, which typically account for approximately 67% of our originations, involve: 1) establishing relationships with independent equipment dealers; 2) securing endorsements from national equipment manufacturers and distributors to become the preferred lease financing source for the independent dealers who sell their equipment; and 3) soliciting our existing end user customer base for repeat business. Our *indirect origination channels* typically account for approximately 33% of our originations and consist of our relationships with brokers and certain equipment dealers who refer transactions to us for a fee or sell leases to us that they originated.

Highly Effective Account Origination Platform. Our telephonic direct marketing platform offers origination sources a high level of personalized service through our team of 118 sales account executives, each of whom acts as the single point of contact for his or her origination sources. Our business model is built on a real-time, fully integrated customer information database and a contact management and telephony application that facilitate our account solicitation and servicing functions.

Comprehensive Credit Process. We seek to manage credit risk effectively at the origination source as well as at the transaction and portfolio levels. Our comprehensive credit process starts with the qualification and ongoing review of our origination sources. Once the origination source is approved, our credit process focuses on analyzing and underwriting the end user customer and the specific financing transaction, regardless of whether the transaction was originated through our direct or indirect origination channels.

Portfolio Diversification. As of December 31, 2007, no single end user customer accounted for more than 0.05% of our portfolio and leases from our largest origination source accounted for only 4.2% of our portfolio. Our portfolio is also diversified nationwide with the largest state portfolios existing in California (14%) and Florida (9%).

Fully Integrated Information Management System. Our business integrates information technology solutions to optimize the sales origination, credit, collection and account servicing functions. Throughout a transaction, we collect a significant amount of information on our origination sources and end user customers. The enterprise-wide integration of our systems enables data collected by one group, such as credit, to be used by other groups, such as sales or collections, to better perform their functions.

Sophisticated Collections Environment. Our centralized collections department is structured to collect delinquent accounts, minimize credit losses and collect post charge-off recovery dollars. Our collection strategy generally utilizes a life-cycle approach, where a single collector handles an account through its entire delinquency period. This approach allows the collector to communicate consistently with the end user customer's decision maker to ensure that delinquent customers are providing consistent information. In addition, the collections department utilizes specialist collectors who focus on delinquent late fees, property taxes, bankrupt and large balance accounts.

Access to Multiple Funding Sources. We have established and maintained diversified funding capacity through multiple facilities with several national credit providers. Our proven ability to access funding consistently at competitive rates through various economic cycles provides us with the liquidity necessary to manage our business.

Experienced Management Team. Our executive officers average more than 17 years of experience in providing financing solutions primarily to small businesses. As we have grown, our founders have expanded the management team with a group of successful, seasoned executives.

Disciplined Growth Strategy

Our primary objective is to enhance our current position as a provider of equipment financing and working capital solutions primarily to small businesses by pursuing a strategy focused on organic growth initiatives. We believe we can create additional lease financing opportunities by increasing our new origination source relationships and further penetrating our existing origination sources. We expect to do this by adding new sales account executives and continuing to train and season our existing sales force. We also believe that we can increase originations in certain regions of the country by establishing offices in identified strategic locations. Other regional offices are located in or near Atlanta, Georgia; Chicago, Illinois; Denver, Colorado and Salt Lake City, Utah. Our Salt Lake City office will also house Marlin Business Bank (in organization) when it becomes operational, which is anticipated to occur during the first half of 2008.

In addition to our goal of lease portfolio growth, in November 2006 we announced the introduction of business capital loans. Business capital loans provide small business customers access to working capital credit through term loans.

Asset Originations

Overview of Origination Process. We access our end user customers through our extensive network of independent equipment dealers and, to a lesser extent, through relationships with lease brokers and the direct solicitation of our end user customers. We use a highly efficient telephonic direct sales model to market to our origination sources. Through these sources, we are able to deliver convenient and flexible equipment financing to our end user customers.

Our origination process begins with our database of thousands of origination source prospects located throughout the United States. We developed and continually update this database by purchasing marketing data from third parties, such as Dun & Bradstreet, Inc., by joining industry organizations and by attending equipment trade shows. The independent equipment dealers we target typically have had limited access to lease financing programs, as the traditional providers of this financing generally have concentrated their efforts on equipment manufacturers and larger distributors.

The prospects in our database are systematically distributed to our sales force for solicitation and further data collection. Sales account executives access prospect information and related marketing data through our contact management software. This contact management software enables the sales account executives to sort their origination sources and prospects by any data field captured, schedule calling campaigns, fax marketing materials, send e-mails, produce correspondence and documents, manage their time and calendar, track activity, recycle leads and review management reports. We have also integrated predictive dialer technology into the contact management system, enabling our sales account executives to create efficient calling campaigns to any subset of the origination sources in the database.

Once a sales account executive converts a prospect into an active relationship, that sales account executive becomes the origination source's single point of contact for all dealings with us. This approach, which is a cornerstone of our origination platform, offers our origination sources a personal relationship through which they can address all of their questions and needs, including matters relating to pricing, credit, documentation, training and marketing. This single point of contact approach distinguishes us from our competitors, many of whom require the origination sources to interface with several people in various departments, such as sales support, credit and customer service, for each application submitted. Since many of our origination sources have little or no prior experience in using lease financing as a sales tool, our personalized, single point of contact approach facilitates the leasing process for them. Other key aspects of our platform aimed at facilitating the lease financing process for the origination sources include:

- ability to submit applications via fax, phone, Internet, mail or e-mail;
- credit decisions generally within two hours;
- one-page, plain-English form of lease for transactions under $50,000;
- overnight or ACH funding to the origination source once all lease conditions are satisfied;
- value-added portfolio reports, such as application status and volume of lease originations;
- on-site or telephonic training of the equipment dealer's sales force on leasing as a sales tool; and
- custom leases and programs.

Of our 357 total employees as of December 31, 2007, we employed 118 sales account executives, each of whom receives a base salary and earns commissions based on his or her lease and loan originations. We also employed 8 employees dedicated to marketing as of December 31, 2007.

Sales Origination Channels. We use direct and indirect sales origination channels to penetrate effectively a multitude of origination sources in the highly diversified and fragmented small-ticket equipment leasing market. All sales account executives use our telephonic direct marketing sales model to solicit these origination sources and end user customers.

Direct Channels. Our direct sales origination channels, which typically account for approximately 67% of our originations, involve:

- *Independent Equipment Dealer Solicitations.* This origination channel focuses on soliciting and establishing relationships with independent equipment dealers in a variety of equipment categories located across the United States. Our typical independent equipment dealer has less than $2.0 million in annual revenues and fewer than 20 employees. Service is a key determinant in becoming the preferred provider of financing recommended by these equipment dealers.
- *Major and National Accounts.* This channel focuses on two specific areas of development: (i) national equipment manufacturers and distributors, where we seek to leverage their endorsements to become the preferred lease financing source for their independent dealers, and (ii) major accounts (distributors) with a consistent flow of business that need a specialized marketing and sales platform to convert more sales using a leasing option. Once a relationship is established with a major or national account, they are

serviced by our sales account executives in the independent equipment dealer channel. This allows us to leverage quickly and efficiently the relationship into new business opportunities with many new distributors located nationwide.

- *End User Customer Solicitations.* This channel focuses on soliciting our existing portfolio of over 92,000 end user customers for additional equipment leasing or financing opportunities. We view our existing end user customers as an excellent source for additional business for various reasons, including 1) retained credit information; 2) consistent payment histories and 3) a demonstrated propensity to finance their equipment.

Indirect Channels. Our indirect origination channels typically account for approximately 33% of our originations and consist of our relationships with lease brokers and certain equipment dealers who refer end user customer transactions to us for a fee or sell us leases that they originated with an end user customer. We conduct our own independent credit analysis on each end user customer in an indirect lease transaction. We have written agreements with most of our indirect origination sources whereby they provide us with certain representations and warranties about the underlying lease transaction. The origination sources in our indirect channels generate leases that are similar to our direct channels. We view these indirect channels as an opportunity to extend our lease origination capabilities through relationships with smaller originators who have limited access to the capital markets and funding.

Sales Recruiting, Training and Mentoring

Sales account executive candidates are screened for previous sales experience and communication skills, phone presence and teamwork orientation. Due to our extensive training program and systematized sales approach, we do not regard previous leasing or finance industry experience as being necessary. Our location of offices near large urban centers gives us access to large numbers of qualified candidates.

Each new sales account executive undergoes up to a 60-day comprehensive training program shortly after he or she is hired. The training program covers the fundamentals of lease finance and introduces the sales account executive to our origination and credit policies and procedures. It also covers technical training on our databases and our information management tools and techniques. At the end of the program, the sales account executives are tested to ensure they meet our standards. In addition to our formal training program, sales account executives receive extensive on-the-job training and mentoring. All sales account executives sit in groups, providing newer sales account executives the opportunity to learn first-hand from their more senior peers. In addition, our sales managers frequently monitor and coach sales account executives during phone calls, providing the executives immediate feedback. Our sales account executives also receive continuing education and training, including periodic, detailed presentations on our contact management system, underwriting guidelines and sales enhancement techniques.

Product Offerings

Equipment Leases. The types of lease products offered by each of our sales origination channels share common characteristics, and we generally underwrite our leases using the same criteria. We seek to reduce the financial risk associated with our lease transactions through the use of full pay-out leases. A full pay-out lease provides that the non-cancelable rental payments due during the initial lease term are sufficient to recover the purchase price of the underlying equipment plus an expected profit. The initial non-cancelable lease term is equal to or less than the equipment's economic life. Initial terms generally range from 36 to 60 months. At December 31, 2007, the average original term of the leases in our portfolio was approximately 48 months, and we had personal guarantees on approximately 52% of our leases. The remaining terms and conditions of our leases are substantially similar, generally requiring end user customers to, among other things:

- address any maintenance or service issues directly with the equipment dealer or manufacturer;
- insure the equipment against property and casualty loss;
- pay or reimburse us for all taxes associated with the equipment;
- use the equipment only for business purposes; and

- make all scheduled payments regardless of the performance of the equipment.

We charge late fees when appropriate throughout the term of the lease. Our standard lease contract provides that in the event of a default, we can require payment of the entire balance due under the lease through the initial term and can seize and remove the equipment for subsequent sale, refinancing or other disposal at our discretion, subject to any limitations imposed by law.

At the time of application, end user customers select a purchase option that will allow them to purchase the equipment at the end of the contract term for either one dollar, the fair market value of the equipment or a specified percentage of the original equipment cost. We seek to realize our recorded residual in leased equipment at the end of the initial lease term by collecting the purchase option price from the end user customer, re-marketing the equipment in the secondary market or receiving additional rental payments pursuant to the contract's automatic renewal provision.

Property Insurance on Leased Equipment. Our lease agreements specifically require the end user customers to obtain all-risk property insurance in an amount equal to the replacement value of the equipment and to designate us as the loss payee on the policy. If the end user customer already has a commercial property policy for its business, it can satisfy its obligation under the lease by delivering a certificate of insurance that evidences us as a loss payee under that policy. At December 31, 2007, approximately 58% of our end user customers insured the equipment under their existing policies. For the others, we offer an insurance product through a master property insurance policy underwritten by a third-party national insurance company that is licensed to write insurance under our program in all 50 states and the District of Columbia. This master policy names us as the beneficiary for all of the equipment insured under the policy and provides all-risk coverage for the replacement cost of the equipment.

In May 2000, we established AssuranceOne, Ltd., our Bermuda-based, wholly-owned captive insurance subsidiary, to enter into a reinsurance contract with the issuer of the master property insurance policy. Under this contract, AssuranceOne reinsures 100% of the risk under the master policy, and the issuing insurer pays AssuranceOne the policy premiums, less a ceding fee based on annual net premiums written. The reinsurance contract expires in May 2009.

Portfolio Overview

At December 31, 2007, we had 114,931 active leases in our portfolio, representing an aggregate minimum lease payments receivable of $865.2 million. With respect to our portfolio at December 31, 2007:

- the average original lease transaction was $10,849, with an average remaining balance of $7,534;
- the average original lease term was 48 months;
- our active leases were spread among 92,407 different end user customers, with the largest single end user customer accounting for only 0.05% of the aggregate minimum lease payments receivable;
- over 73.5% of the aggregate minimum lease payments receivable were with end user customers who had been in business more than five years;
- the portfolio was spread among 12,020 origination sources, with the largest source accounting for only 4.2% of the aggregate minimum lease payments receivable, and our ten largest origination sources accounting for only 11.6% of the aggregate minimum lease payments receivable;
- there were 74 different equipment categories financed, with the largest categories set forth as follows, as a percentage of the December 31, 2007 aggregate minimum lease payments receivable:

Equipment Category	Percentage
Copiers	20.20%
Commercial & Industrial	9.43%
Computers	7.34%
Telecommunications equipment	6.99%
Security systems	6.43%
Restaurant equipment	5.09%
Closed Circuit TV security systems	4.72%
Medical	4.64%
Computer software	4.40%
Automotive (no titled vehicles)	3.95%
Water filtration systems	2.77%
Cash registers	2.51%
Office Furniture	2.30%
All others (none more than 2.0%)	19.23%

- we had leases outstanding with end user customers located in all 50 states and the District of Columbia, with our largest states of origination set forth below, as a percentage of the December 31, 2007 aggregate minimum lease payments receivable:

State	Percentage
California	14.36%
Florida	9.26%
New York	7.60%
Texas	7.14%
New Jersey	5.64%
Georgia	4.19%
Pennsylvania	3.95%
North Carolina	3.29%
Massachusetts	3.19%
Illinois	3.00%
Ohio	2.97%
All others (none more than 2.5%)	35.41%

Information Management

A critical element of our business operations is our ability to collect detailed information on our origination sources and end user customers at all stages of a financing transaction and to manage that information effectively so that it can be used across all aspects of our business. Our information management system integrates a number of technologies to optimize our sales origination, credit, collection and account servicing functions. Applications used across our business include:

- *a sales information database* that: 1) summarizes vital information on our prospects, origination sources, competitors and end user customers compiled from third-party data, trade associations, manufacturers, transaction information and data collected through the sales solicitation process; 2) systematically analyzes call activity patterns to improve outbound calling campaigns; and 3) produces detailed reports using a variety of data fields to evaluate the performance and effectiveness of our sales account executives;

- *a credit performance database* that stores extensive portfolio performance data on our origination sources and end user customers. Our credit staff has on-line access to this information to monitor origination sources, end user customer exposure, portfolio concentrations and trends and other credit performance indicators;

- *predictive auto dialer technology* that is used in both the sales origination and collection processes to improve the efficiencies by which these groups make their thousands of daily phone calls;
- *imaging technology* that enables our employees to retrieve at their desktops all documents evidencing a lease transaction, thereby further improving our operating efficiencies and service levels; and
- *an integrated voice response unit* that enables our end user customers the opportunity to obtain quickly and efficiently certain information from us about their account.

Our information technology platform infrastructure is industry standard and fully scalable to support future growth. Our systems are backed up nightly and a full set of data tapes is sent to an off-site storage provider weekly. In addition, we have contracted with a third party for disaster recovery services.

Credit Underwriting

Credit underwriting is separately performed and managed apart from asset origination. Each sales origination channel has one or more credit teams supporting it. Our credit teams are located in our New Jersey headquarters and each of our regional offices. At December 31, 2007, we had 27 credit analysts managed by 9 credit managers having an average of more than 10 years of experience. Each credit analyst is measured monthly against a discrete set of performance variables, including decision turnaround time, approval and loss rates, and adherence to our underwriting policies and procedures.

Our typical financing transaction involves three parties: the origination source, the end user customer and us. The key elements of our comprehensive credit underwriting process include the pre-qualification and ongoing review of origination sources, the performance of due diligence procedures on each end user customer and the monitoring of overall portfolio trends and underwriting standards.

Pre-qualification and Ongoing Review of Origination Sources. Each origination source must be pre-qualified before we will accept applications from it. The origination source must submit a source profile, which we use to review the origination source's credit information and check references. Over time, our database has captured credit profiles on thousands of origination sources. We regularly track all applications and lease originations by source, assessing whether the origination source has a high application decline rate and analyzing the delinquency rates on the leases originated through that source. Any unusual situations that arise involving the origination source are noted in the source's file. Each origination source is reviewed on a regular basis using portfolio performance statistics as well as any other information noted in the source's file. We will place an origination source on watch status if its portfolio performance statistics are consistently below our expectations. If the origination source's statistics do not improve in a timely manner, we often stop accepting applications from that origination source.

End User Customer Review. Each end user customer's application is reviewed using our rules-based set of underwriting guidelines that focus on commercial and consumer credit data. These underwriting guidelines have been developed and refined by our management team based on their experience in extending credit to small businesses. The guidelines are reviewed and revised as necessary by our Senior Credit Committee, which is comprised of our Chief Executive Officer, Chief Operating Officer, Chief Credit Officer and Senior Vice President of Collections. Our underwriting guidelines require a thorough credit investigation of the end user customer. The guidelines also include an analysis of the personal credit of the owner, who often guarantees the transaction, and verification of the corporate name and location. The credit analyst may also consider other factors in the credit decision process, including:

- length of time in business;
- confirmation of actual business operations and ownership;
- management history, including prior business experience;
- size of the business, including the number of employees and financial strength of the business;
- third-party commercial reports;

- legal structure of business; and
- fraud indicators.

Transactions over $50,000 receive a higher level of scrutiny, often including a review of financial statements or tax returns and review of the business purpose of the equipment to the end user customer.

Within two hours of receipt of the application, the credit analyst is usually ready to render a credit decision on transactions less than $50,000. If there is insufficient information to render a credit decision, a request for more information will be made by the credit analyst. Credit approvals are valid for a 90-day period from the date of initial approval. In the event that the funding does not occur within the 90-day initial approval period, a re-approval may be issued after the credit analyst has reprocessed all the relevant credit information to determine that the creditworthiness of the applicant has not deteriorated.

In most instances after a lease is approved, a phone audit with the end user customer is performed by us, or in some instances by the origination source, prior to funding the transaction. The purpose of this audit is to verify information on the credit application, review the terms and conditions of the lease contract, confirm the customer's satisfaction with the equipment, and obtain additional billing information. We will delay paying the origination source for the equipment if the credit analyst uncovers any material issues during the phone audit.

Monitoring of Portfolio Trends and Underwriting Standards. Credit personnel use our databases and our information management tools to monitor the characteristics and attributes of our overall portfolio. Reports are produced to analyze origination source performance, end user customer delinquencies, portfolio concentrations, trends, and other related indicators of portfolio performance. Any significant findings are presented to the Senior Credit Committee for review and action.

Our internal credit audit and surveillance team is responsible for ensuring that the credit department adheres to all underwriting guidelines. The audits produced by this department are designed to monitor our origination sources, fraud indicators, regional office operations, appropriateness of exceptions to credit policy and documentation quality. Management reports are regularly generated by this department detailing the results of these auditing activities.

Account Servicing

We service all of the leases we originate. Account servicing involves a variety of functions performed by numerous work groups, including:

- entering the lease into our accounting and billing system;
- preparing the invoice information;
- filing Uniform Commercial Code financing statements on leases in excess of $25,000;
- paying the equipment dealers for leased equipment;
- billing, collecting and remitting sales, use and property taxes to the taxing jurisdictions;
- assuring compliance with insurance requirements; and
- providing customer service to the leasing customers.

Our integrated lease processing and accounting systems automate many of the functions associated with servicing high volumes of small-ticket leasing transactions.

Collection Process

Our centralized collections department is structured to collect delinquent accounts, minimize credit losses and collect post-default recovery dollars. Our collection strategy generally utilizes a life-cycle approach, under which a single collector handles an account through an account's entire period of delinquency. This approach allows the collector to communicate consistently with the end user customer's decision maker to ensure that delinquent customers are providing consistent information. It also creates account ownership by the collectors, allowing us to evaluate them based on the delinquency level of their assigned accounts. The collectors are individually accountable for their results and a significant portion of their compensation is based on the delinquency performance of their accounts.

Our collectors are grouped into teams that support a single sales origination channel. By supporting a single channel, the collector is able to gain knowledge about the origination sources and the types of transactions and other characteristics within that channel. Our collection activities begin with phone contact when a payment becomes ten days past due and continue throughout the delinquency period. We utilize a predictive dialer that automates outbound telephone dialing. The dialer is used to focus on and reduce the number of accounts that are between ten and 30 days delinquent. A series of collection notices are sent once an account reaches the 30-, 60-, 75- and 90-day delinquency stages. Collectors input notes directly into our servicing system, enabling the collectors to monitor the status of problem accounts and promptly take any necessary actions. In addition, late charges are assessed when a leasing customer fails to remit payment on a lease by its due date. If the lease continues to be delinquent, we may exercise our remedies under the terms of the contract, including acceleration of the entire lease balance, litigation and/or repossession.

In addition, the collections department employs specialist collectors who focus on delinquent late fees, property taxes, bankrupt and large balance accounts. Bankrupt accounts are assigned to a bankruptcy paralegal and accounts with more than $30,000 outstanding are assigned to more experienced collection personnel.

After an account becomes 120 days or more past due, it is charged-off and referred to our internal recovery group, consisting of a lawyer and a team of paralegals. The group utilizes several resources in an attempt to maximize recoveries on charged-off accounts, including: 1) initiating litigation against the end user customer and any personal guarantor using our internal legal staff; 2) referring the account to an outside law firm or collection agency; and/or 3) repossessing and remarketing the equipment through third parties.

At the end of the initial lease term, a customer may return the equipment, continue leasing the equipment, or purchase the equipment for the amount set forth in the purchase option granted to the customer. The collections department maintains a team of employees who seek to realize our recorded residual in the leased equipment at the end of the lease term.

In October 2005, the Company submitted an application for an Industrial Bank Charter with the Federal Deposit Insurance Corporation ("FDIC") and the State of Utah Department of Financial Institutions. On March 26, 2007, the Company announced that it received correspondence from the FDIC approving the application for FDIC deposit insurance made by the Company's proposed Utah Industrial Bank, Marlin Business Bank ("Bank"), subject to the conditions set forth in the Order issued by the FDIC. The Company then filed a request to modify its initial approved plan for the Bank.

In February 2008, the Company received notification from the FDIC approving the modified bank application. The Company anticipates opening the Bank in the first half of 2008. The FDIC's Order, the conditions of the approval and other related documents are available on the FDIC's Web site at www.fdic.gov.

Regulation

Although most states do not directly regulate the commercial equipment lease financing business, certain states require lenders and finance companies to be licensed, impose limitations on interest rates and other charges, mandate disclosure of certain contract terms and constrain collection practices and remedies. Under certain circumstances, we also may be required to comply with the Equal Credit Opportunity Act and the Fair Credit Reporting Act. These acts require, among other things, that we provide notice to credit applicants of their right to receive a written statement of reasons for declined credit applications. The Telephone Consumer Protection Act ("TCPA") of 1991 and similar state statutes or rules that govern telemarketing practices are generally not applicable to our business-to-business calling platform; however, we are subject to the sections of the TCPA that regulate business-to-business facsimiles.

Our insurance operations are subject to various types of governmental regulation. We are required to maintain insurance producer licenses in states where we sell our insurance product. Our wholly-owned insurance company subsidiary, AssuranceOne Ltd., is a Class 1 Bermuda insurance company and, as such, is subject to the Insurance Act 1978 of Bermuda, as amended, and related regulations.

Marlin Business Bank will be subject to FDIC and Utah Department of Financial Institutions banking rules and regulations.

We believe that we currently are in compliance with all material statutes and regulations that are applicable to our business.

Competition

We compete with a variety of equipment financing sources that are available to small businesses, including:

- national, regional and local finance companies that provide leases and loan products;
- financing through captive finance and leasing companies affiliated with major equipment manufacturers;
- corporate credit cards; and
- commercial banks, savings and loan associations and credit unions.

Our principal competitors in the highly fragmented and competitive small-ticket equipment leasing market are smaller finance companies and local and regional banks. Other providers of equipment lease financing include Key Corp, De Lage Landen Financial, GE Commercial Equipment Finance and Wells Fargo Bank, National Association. Many of these companies are substantially larger than we are and have significantly greater financial, technical and marketing resources than we do. While these larger competitors provide lease financing to the marketplace, many of them are not our primary competitors given that our average transaction size is relatively small and that our marketing focus is on independent equipment dealers and their end user customers. Nevertheless, there can be no assurances that these providers of equipment lease financing will not increase their focus on our market and begin to compete more directly with us.

Some of our competitors have a lower cost of funds and access to funding sources that are not available to us. A lower cost of funds could enable a competitor to offer leases with yields that are less than the yields we use to price our leases, which might force us to lower our yields or lose lease origination volume. In addition, certain of our competitors may have higher risk tolerances or different risk assessments, which could enable them to establish more origination sources and end user customer relationships and increase their market share. We compete on the quality of service we provide to our origination sources and end user customers. We have and will continue to encounter significant competition.

Employees

As of December 31, 2007, we employed 357 people. None of our employees are covered by a collective bargaining agreement and we have never experienced any work stoppages.

We are a Pennsylvania corporation with our principal executive offices located at 300 Fellowship Road, Mount Laurel, NJ 08054. Our telephone number is (888) 479-9111 and our Web site address is www.marlincorp.com. We make available free of charge through the Investor Relations section of our Web site our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. We include our Web site address in this Annual Report on Form 10-K only as an inactive textual reference and do not intend it to be an active link to our Web site.

Item 1A. *Risk Factors*

Set forth below and elsewhere in this report and in other documents we file with the Securities and Exchange Commission are risks and uncertainties that could cause our actual results to differ materially from the results contemplated by the forward-looking statements contained in this report and other periodic statements we make.

If we cannot obtain external financing, we may be unable to fund our operations. Our business requires a substantial amount of cash to operate. Our cash requirements will increase if our lease originations increase. We historically have obtained a substantial amount of the cash required for operations through a variety of external financing sources, such as borrowings under our revolving bank facility, financing of leases through commercial paper ("CP") conduit warehouse facilities and term note securitizations. A failure to renew or increase the funding commitment under our existing CP conduit warehouse facilities or add new CP conduit warehouse facilities could affect our ability to refinance leases originated through our revolving bank facility and, accordingly, our ability to fund and originate new leases. An inability to complete term note securitizations would result in our inability to refinance amounts outstanding under our CP conduit warehouse facilities and revolving bank facility and would also negatively impact our ability to originate and service new leases.

Our ability to complete CP conduit transactions and term note securitizations, as well as obtain renewals of lenders' commitments, is affected by a number of factors, including:

- conditions in the securities and asset-backed securities markets;
- conditions in the market for commercial bank liquidity support for CP programs;
- compliance of our leases with the eligibility requirements established in connection with our CP conduit warehouse facilities and term note securitizations, including the level of lease delinquencies and defaults; and
- our ability to service the leases.

We are and will continue to be dependent upon the availability of credit from these external financing sources to continue to originate leases and to satisfy our other working capital needs. We may be unable to obtain additional financing on acceptable terms or at all, as a result of prevailing interest rates or other factors at the time, including the presence of covenants or other restrictions under existing financing arrangements. If any or all of our funding sources become unavailable on acceptable terms or at all, we may not have access to the financing necessary to conduct our business, which would limit our ability to fund our operations. We do not have long term commitments from any of our current funding sources. As a result, we may be unable to continue to access these or other funding sources. In the event we seek to obtain equity financing, our shareholders may experience dilution as a result of the issuance of additional equity securities. This dilution may be significant depending upon the amount of equity securities that we issue and the prices at which we issue such securities.

Our financing sources impose covenants, restrictions and default provisions on us, which could lead to termination of our financing facilities, acceleration of amounts outstanding under our financing facilities and our removal as servicer. The legal agreements relating to our revolving bank facility, our CP conduit warehouse facilities and our term note securitizations contain numerous covenants, restrictions and default provisions relating to, among other things, maximum lease delinquency and default levels, a minimum net worth requirement and a maximum debt to equity ratio. In addition, a change in our Chief Executive Officer or President was an event of default under our revolving bank facility and CP conduit warehouse facilities unless we hired a replacement acceptable to our lenders within 90 days. Such a change was also an event of servicer termination under our term note securitizations. Marlin's former President resigned from his position on December 20, 2006. Dan Dyer, the Company's Chief Executive Officer, has assumed the title of President and George Pelose, in his expanded role as Chief Operating Officer, has assumed responsibility for all aspects of the Company's lease financing business. This change did not have any material adverse effect on our financing arrangements, because the appropriate consents and waivers for this change were obtained from all affected financing sources. Currently, a change in the individuals performing the duties currently encompassed by the roles of Chief Executive Officer or Chief Operating Officer is an event of default under our revolving bank facility and CP conduit warehouse facilities, unless we hire a replacement acceptable to our lenders within 180 days.

A merger or consolidation with another company in which we are not the surviving entity, likewise, is an event of default under our financing facilities. Further, our revolving bank facility and CP conduit warehouse facilities contain cross default provisions whereby certain defaults under one facility would also be an event of default under the other facilities. An event of default under the revolving bank facility or a CP conduit warehouse facility could result in termination of further funds being made available under these facilities. An event of default under any of our facilities could result in an acceleration of amounts outstanding under the facilities, foreclosure on all or a portion of the leases financed by the facilities and/or our removal as a servicer of the leases financed by the facility. This would reduce our revenues from servicing and, by delaying any cash payment allowed to us under the financing facilities until the lenders have been paid in full, reduce our liquidity and cash flow.

If we inaccurately assess the creditworthiness of our end user customers, we may experience a higher number of lease defaults, which may restrict our ability to obtain additional financing and reduce our earnings. We specialize in leasing equipment to small businesses. Small businesses may be more vulnerable than large businesses to economic downturns, typically depend upon the management talents and efforts of one person or a small group of persons and often need substantial additional capital to expand or compete. Small business leases, therefore, may entail a greater risk of delinquencies and defaults than leases entered into with larger, more creditworthy leasing customers. In addition, there is typically only limited publicly available financial and other information about small businesses and they often do not have audited financial statements. Accordingly, in making credit decisions, our underwriting guidelines rely upon the accuracy of information about these small businesses obtained from the small business owner and/or third-party sources, such as credit reporting agencies. If the information we obtain from small business owners and/or third- party sources is incorrect, our ability to make appropriate credit decisions will be impaired. If we inaccurately assess the creditworthiness of our end user customers, we may experience a higher number of lease defaults and related decreases in our earnings.

Defaulted leases and certain delinquent leases also do not qualify as collateral against which initial advances may be made under our revolving bank facility or CP conduit warehouse facilities, and we cannot include them in our term note securitizations. An increase in delinquencies or lease defaults could reduce the funding available to us under our facilities and could adversely affect our earnings, possibly materially. In addition, increasing rates of delinquencies or charge-offs could result in adverse changes in the structure of our future financing facilities, including increased interest rates payable to investors and the imposition of more burdensome covenants and credit enhancement requirements. Any of these occurrences may cause us to experience reduced earnings.

If we are unable to manage effectively any future growth, we may suffer material operating losses. We have grown our lease originations and overall business significantly since we commenced operations. However, our ability to continue to increase originations at a comparable rate depends upon our ability to implement our disciplined growth strategy and upon our ability to evaluate, finance and service increasing volumes of leases of suitable yield and credit quality. Accomplishing such a result on a cost-effective basis is largely a function of our marketing capabilities, our management of the leasing process, our credit underwriting guidelines, our ability to provide competent, attentive and efficient servicing to our end user customers, our access to financing sources on acceptable terms and our ability to attract and retain high quality employees in all areas of our business.

Our future success will be dependent upon our ability to manage growth. Among the factors we need to manage are the training, supervision and integration of new employees, as well as the development of infrastructure, systems and procedures within our origination, underwriting, servicing, collections and financing functions in a manner which enables us to maintain higher volume in originations. Failure to manage effectively these and other factors related to growth in originations and our overall operations may cause us to suffer material operating losses.

If losses from leases exceed our allowance for credit losses, our operating income will be reduced or eliminated. In connection with our financing of leases, we record an allowance for credit losses to provide for estimated losses. Our allowance for credit losses is based on, among other things, past collection experience, industry data, lease delinquency data and our assessment of prospective collection risks. Determining the appropriate level of the allowance is an inherently uncertain process and therefore our determination of this allowance may prove to be inadequate to cover losses in connection with our portfolio of leases. Factors that could lead to the inadequacy of our allowance may include our inability to manage collections effectively, unanticipated adverse changes in the economy or discrete events adversely affecting specific leasing customers, industries or geographic areas. Losses in excess of our allowance for credit losses would cause us to increase our provision for credit losses, reducing or eliminating our operating income.

If we cannot effectively compete within the equipment leasing industry, we may be unable to increase our revenues or maintain our current levels of operations. The business of small-ticket equipment leasing is highly fragmented and competitive. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to us. A lower cost of funds could enable a competitor to offer leases with yields that are lower than those we use to price our leases, potentially forcing us to decrease our yields or lose origination volume. In addition, certain of our competitors may have higher risk tolerances or different risk assessments, which could allow them to establish more origination source and end user customer relationships and increase their market share. There are few barriers to entry with respect to our business and, therefore, new competitors could enter the business of small-ticket equipment leasing at any time. The companies that typically provide financing for large-ticket or middle-market transactions could begin competing with us on small-ticket equipment leases. If this occurs, or we are unable to compete effectively with our competitors, we may be unable to sustain our operations at their current levels or generate revenue growth.

If we cannot maintain our relationships with origination sources, our ability to generate lease transactions and related revenues may be significantly impeded. We have formed relationships with thousands of origination sources, comprised primarily of independent equipment dealers and, to a lesser extent, lease brokers. We rely on these relationships to generate lease applications and originations. Most of these relationships are not formalized in written agreements and those that are formalized by written agreements are typically terminable at will. Our typical relationship does not commit the origination source to provide a minimum number of lease transactions to us nor does it require the origination source to direct all of its lease transactions to us. The decision by a significant number of our origination sources to refer their leasing transactions to another company could impede our ability to generate lease transactions and related revenues.

If interest rates change significantly, we may be subject to higher interest costs on future term note securitizations and we may be unable to hedge our variable-rate borrowings effectively, which may cause us to suffer material losses. Because we generally fund our leases through a revolving bank facility, CP conduit warehouse facilities and term note securitizations, our margins could be reduced by an increase in interest rates. Each of our leases is structured so that the sum of all scheduled lease payments will equal the cost of the equipment to us, less the residual, plus a return on the amount of our investment. This return is known as the yield. The yield on our leases is fixed because the scheduled payments are fixed at the time of lease origination. When we originate or acquire leases, we base our pricing in part on the spread we expect to achieve between the yield on each lease and the effective interest rate we expect to pay when we finance the lease. To the extent that a lease is financed with variable-rate funding, increases in interest rates during the term of a lease could narrow or eliminate the spread, or result in a negative spread. A negative spread is an interest cost greater than the yield on the lease. Currently, our revolving bank facility and our CP conduit warehouse facilities have variable rates based on LIBOR, prime rate or commercial paper interest rates. As a result, because our assets have a fixed interest rate, increases in LIBOR, prime rate or commercial paper interest rates would negatively impact our earnings. If interest rates increase faster than we are able to adjust the pricing under our new leases, our net interest margin would be reduced. As required under our financing facility agreements, we enter into interest-rate cap agreements to hedge against the risk of interest rate increases in our CP conduit warehouse facilities. If our hedging strategies are imperfectly implemented or if a counterparty defaults on a hedging agreement, we could suffer losses relating to our hedging activities. In addition, with respect to our fixed-rate borrowings, such as our term note securitizations, increases in interest rates could have the effect of increasing our borrowing costs on future term note transactions.

Deteriorated economic or business conditions may lead to greater than anticipated lease defaults and credit losses, which could limit our ability to obtain additional financing and reduce our operating income. Our operating income may be reduced by various economic factors and business conditions, including the level of economic activity in the markets in which we operate. Delinquencies and credit losses generally increase during economic slowdowns or recessions. Because we extend credit primarily to small businesses, many of our customers may be particularly susceptible to economic slowdowns or recessions and may be unable to make scheduled lease payments during these periods. Therefore, to the extent that economic activity or business conditions deteriorate, our delinquencies and credit losses may increase. Unfavorable economic conditions may also make it more difficult for us to maintain both our new lease origination volume and the credit quality of new leases at levels previously attained. Unfavorable economic conditions could also increase our funding costs or operating cost structure, limit our access to the securitization and other capital markets or result in a decision by lenders not to extend credit to us. Any of these events could reduce our operating income.

The departure of any of our key management personnel or our inability to hire suitable replacements for our management may result in defaults under our financing facilities, which could restrict our ability to access funding and operate our business effectively. Our future success depends to a significant extent on the continued service of our senior management team. A change in our Chief Executive Officer or President was an event of default under our revolving bank facility and CP conduit warehouse facilities unless we hired a replacement acceptable to our lenders within 90 days. Such a change was also an immediate event of servicer termination under our term note securitizations. The departure of any of our executive officers or key employees could limit our access to funding and ability to operate our business effectively. Marlin's former President resigned from his position on December 20, 2006. Dan Dyer, the Company's Chief Executive Officer, has assumed the title of President and George Pelose, in his expanded role as Chief Operating Officer, has assumed responsibility for all aspects of the Company's lease financing business. This change did not have any material adverse effect on our financing arrangements, because the appropriate consents and waivers for this change were obtained from all affected financing sources. Currently, a change in the individuals performing the duties currently encompassed by the roles of Chief Executive Officer or Chief Operating Officer is an event of default under our revolving bank facility and CP conduit warehouse facilities, unless we hire a replacement acceptable to our lenders within 180 days.

The termination or interruption of, or a decrease in volume under, our property insurance program would cause us to experience lower revenues and may result in a significant reduction in our net income. Our end user customers are required to obtain all-risk property insurance for the replacement value of the leased equipment. The end user customer has the option of either delivering a certificate of insurance listing us as loss payee under a commercial property policy issued by a third-party insurer or satisfying their insurance obligation through our insurance program. Under our program, the end user customer purchases coverage under a master property insurance policy written by a national third-party insurer (our "primary insurer") with whom our captive insurance subsidiary, AssuranceOne, Ltd., has entered into a 100% reinsurance arrangement. Termination or interruption of our program could occur for a variety of reasons, including: 1) adverse changes in laws or regulations affecting our primary insurer or AssuranceOne, Ltd.; 2) a change in the financial condition or financial strength ratings of our primary insurer or AssuranceOne, Ltd.; 3) negative developments in the loss reserves or future loss experience of AssuranceOne, Ltd., which render it uneconomical for us to continue the program; 4) termination or expiration of the reinsurance agreement with our primary insurer, coupled with an inability by us to identify quickly and negotiate an acceptable arrangement with a replacement carrier; or 5) competitive factors in the property insurance market. If there is a termination or interruption of this program or if fewer end user customers elected to satisfy their insurance obligations through our program, we would experience lower revenues and our net income may be reduced.

Regulatory and legal uncertainties could result in significant financial losses and may require us to alter our business strategy and operations. Laws or regulations may be adopted with respect to our equipment leases or the equipment leasing, telemarketing and collection processes. Any new legislation or regulation, or changes in the interpretation of existing laws, that affect the equipment leasing industry could increase our costs of compliance or require us to alter our business strategy.

We, like other finance companies, face the risk of litigation, including class action litigation, and regulatory investigations and actions in connection with our business activities. These matters may be difficult to assess or quantify, and their magnitude may remain unknown for substantial periods of time. A substantial legal liability or a significant regulatory action against us could cause us to suffer significant costs and expenses, and could require us to alter our business strategy and the manner in which we operate our business.

Failure to realize the projected value of residual interests in equipment we finance would reduce the residual value of equipment recorded as assets on our balance sheet and may reduce our operating income. We estimate the residual value of the equipment which is recorded as an asset on our balance sheet. Realization of residual values depends on numerous factors including: the general market conditions at the time of expiration of the lease; the cost of comparable new equipment; the obsolescence of the leased equipment; any unusual or excessive wear and tear on or damage to the equipment; the effect of any additional or amended government regulations; and the foreclosure by a secured party of our interest in a defaulted lease. Our failure to realize our recorded residual values would reduce the residual value of equipment recorded as assets on our balance sheet and may reduce our operating income.

If we experience significant telecommunications or technology downtime, our operations would be disrupted and our ability to generate operating income could be negatively impacted. Our business depends in large part on our telecommunications and information management systems. The temporary or permanent loss of our computer systems, telecommunications equipment or software systems, through casualty or operating malfunction, could disrupt our operations and negatively impact our ability to service our customers and lead to significant declines in our operating income.

We face risks relating to our accounting restatement in 2005. If we fail to maintain an effective system of internal controls, we may not be able to report our financial results accurately. As a result, current and potential investors could lose confidence in our financial reporting which would harm our business and the trading price of our stock.

Effective internal controls are necessary for us to provide reliable financial statements. If we cannot provide reliable financial statements, our business and operating results could be harmed. We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement including control deficiencies that may constitute material weaknesses. A material weakness, as defined in Public Company Accounting Oversight Board Auditing Standard No. 5, is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the preparation of our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, an evaluation was performed under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures. As a result of this evaluation, during the first fiscal quarter of 2005, management identified and concluded that a material weakness existed at December 31, 2004 in our controls over the selection and application of accounting policies. Specifically, management concluded that we had misapplied generally accepted accounting principles as they pertain to the timing of recognition of interim rental income since our inception in 1997 and, accordingly, we restated our financial statements for the fiscal years ended December 31, 2003 and December 31, 2002, and for the four quarters of fiscal years 2004 and 2003, to correct this error. The identified material weakness was remediated during the first fiscal quarter of 2005.

Consequently, management, including our CEO and CFO, have concluded that our internal controls over financial reporting were not designed or functioning effectively as of December 31, 2004 to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 was recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding disclosure.

Any failure to implement and maintain the improvements in our internal control over financial reporting, or difficulties encountered in the implementation of these improvements in our controls, could cause us to fail to meet our reporting obligations. Any failure to improve our internal controls to address the identified material weakness could also cause investors to lose confidence in our reported financial information, which could have a negative impact on the trading price of our stock.

Our quarterly operating results may fluctuate significantly. Our operating results may differ from quarter to quarter, and these differences may be significant. Factors that may cause these differences include: changes in the volume of lease applications, approvals and originations; changes in interest rates; the timing of term note securitizations; the availability of capital; the degree of competition we face; the levels of charge-offs we incur; general economic conditions and other factors. The results of any one quarter may not indicate what our performance may be in the future.

Our common stock price is volatile. The trading price of our common stock may fluctuate substantially depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose part or all of your investment in our shares of common stock. Those factors that could cause fluctuations include, but are not limited to, the following:

- price and volume fluctuations in the overall stock market from time to time;
- significant volatility in the market price and trading volume of financial services companies;
- actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of market analysts;

- investor perceptions of the equipment leasing industry in general and our company in particular;
- the operating and stock performance of comparable companies;
- general economic conditions and trends;
- major catastrophic events;
- loss of external funding sources;
- sales of large blocks of our stock or sales by insiders; or
- departures of key personnel.

It is possible that in some future quarter our operating results may be below the expectations of financial market analysts and investors and, as a result of these and other factors, the price of our common stock may decline.

Certain investors continue to own a large percentage of our common stock and have filed a shelf registration statement, which could result in additional shares being sold into the public market and thereby affect the market price of our common stock. Two institutional investors who first purchased our common stock in private placement transactions prior to our IPO owned approximately 25% of the outstanding shares of our common stock as of December 31, 2007. A shelf registration statement on Form S-3 (No. 333-128329) registering 4,294,947 shares of common stock owned by these two investors became effective on December 19, 2005. In November 2006, one of the investors sold 1,000,000 shares of common stock pursuant to a public offering under the shelf registration statement. Further sales by these investors of all or a portion of their shares pursuant to the shelf registration statement or otherwise could ultimately affect the market price of our common stock.

Anti-takeover provisions and our right to issue preferred stock could make a third-party acquisition of us difficult. We are a Pennsylvania corporation. Anti-takeover provisions of Pennsylvania law could make it more difficult for a third party to acquire control of us, even if such change in control would be beneficial to our shareholders. Our amended and restated articles of incorporation and our bylaws contain certain other provisions that would make it more difficult for a third party to acquire control of us, including a provision that our board of directors may issue preferred stock without shareholder approval.

Item 1B. *Unresolved Staff Comments*

None

Item 2. *Properties*

At December 31, 2007, we operated from six leased facilities including our executive office facility and five branch offices. In December 2004, we relocated our Mount Laurel, New Jersey executive offices to a leased facility of approximately 50,000 square feet under a lease that expires in May 2013. We also lease 5,621 square feet of office space in Philadelphia, Pennsylvania, where we perform our lease recording and acceptance functions. Our Philadelphia lease expires in May 2008. In addition, we have regional offices in Johns Creek, Georgia (a suburb of Atlanta), Englewood, Colorado (a suburb of Denver), Chicago, Illinois and Salt Lake City, Utah. Our Georgia office is 5,822 square feet and the lease expires in July 2013. Our Colorado office is 5,914 square feet and the lease expires in September 2009. Our Chicago office, which opened in January 2004, is 4,166 square feet and the lease expires in April 2010. Our Salt Lake City office, opened in 2006, is 5,764 square feet and the lease expires in October 2010. We believe our leased facilities are adequate for our current needs and sufficient to support our current operations and growth.

Item 3. *Legal Proceedings*

We are party to various legal proceedings, which include claims and litigation arising in the ordinary course of business. In the opinion of management, these actions will not have a material adverse effect on our business, financial condition or results of operations.

Item 4. *Submission of Matters to a Vote of Security Holders*

None.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Marlin Business Services Corp. completed its initial public offering of common stock and became a publicly traded company on November 12, 2003. The Company's common stock trades on the NASDAQ Global Select Market under the symbol "MRLN." The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on the NASDAQ Global Select Market.

	2007		2006	
	High	Low	High	Low
First Quarter	$24.34	$20.24	$24.35	$20.85
Second Quarter	$24.29	$18.70	$22.56	$19.35
Third Quarter	$21.94	$14.25	$22.70	$19.56
Fourth Quarter	$15.37	$11.10	$24.40	$20.42

Dividend Policy

We have not paid or declared any cash dividends on our common stock and we presently have no intention of paying cash dividends on the common stock in the foreseeable future. The payment of cash dividends, if any, will depend upon our earnings, financial condition, capital requirements, cash flow and long-range plans and such other factors as our Board of Directors may deem relevant.

Number of Record Holders

There were 140 holders of record of our common stock at February 29, 2008. We believe that the number of beneficial owners is greater than the number of record holders because a large portion of our common stock is held of record through brokerage firms in "street name."

Information on Stock Repurchases

On November 2, 2007, the Board of Directors approved a stock repurchase plan. Under this program, Marlin is authorized to repurchase up to $15 million of its outstanding shares of common stock. This authority may be exercised from time to time and in such amounts as market conditions warrant. Any shares purchased under this plan are returned to the status of authorized but unissued shares of common stock. The repurchases may be made on the open market, in block trades or otherwise. The program may be suspended or discontinued at any time. The stock repurchases are funded using the Company's working capital.

The number of shares of common stock repurchased by Marlin during the fourth quarter of 2007 and the average price paid per share is as follows:

Time Period	Number of Shares Purchased	Average Price Paid Per Share[1]	Total Number of Shares Purchased as Part of a Publicly Announced Plan or Program	Maximum Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs
November 1, 2007 to November 30, 2007	30,000	$13.70	30,000	$14,589,046
December 1, 2007 to December 31, 2007	92,000	$13.07	92,000	$13,386,188
Total for the quarter ended December 31, 2007	122,000	$13.23	122,000	$13,386,188

(1) Average price paid per share includes commissions and is rounded to the nearest two decimal places.

Sale of Unregistered Securities

On October 24, 2007, we issued $440.5 million of asset-backed debt securities through our special purpose subsidiary, Marlin Leasing Receivables XI LLC. The issuance was done in reliance on the exemption from registration provided by Rule 144A of the Securities Act of 1933. J. P. Morgan Securities, Inc. served as the initial purchaser and placement agent for the issuance, and the aggregate initial purchaser's discounts and commissions paid was approximately $1.3 million.

On September 21, 2006, we issued $380.2 million of asset-backed debt securities through our special purpose subsidiary, Marlin Leasing Receivables X LLC. The issuance was done in reliance on the exemption from registration provided by Rule 144A of the Securities Act of 1933. Deutsche Bank Securities served as the initial purchaser and placement agent for the issuance, and the aggregate initial purchaser's discounts and commissions paid was approximately $1.2 million.

On August 18, 2005, we issued $340.6 million of asset-backed debt securities through our special purpose subsidiary, Marlin Leasing Receivables IX LLC. The issuance was done in reliance on the exemption from registration provided by Rule 144A of the Securities Act of 1933. J. P. Morgan Securities, Inc. served as the initial purchaser and placement agent for the issuance, and the aggregate initial purchaser's discounts and commissions paid was approximately $1.1 million.

Shareholder Return Performance Graph

The following graph compares the dollar change in the cumulative total shareholder return on the Company's common stock against the cumulative total return of the Russell 2000 Index and the SNL Specialty Lender Index for the period commencing on November 12, 2003 (using the initial offering price of the Company's stock) and ending on December 31, 2007. The graph shows the cumulative investment return to shareholders based on the assumption that a $100 investment was made on November 12, 2003 in each of the following: the Company's common stock, the Russell 2000 Index and the SNL Specialty Lender Index. We computed returns assuming the reinvestment of all dividends. The shareholder return shown on the following graph is not indicative of future performance.


Total Return Performance
Marlin Business Services Corp.
Russell 2000
SNL Specialty Lender Index
Index Value
160
140
120
100
80
60
11/12/03
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07

Index	Period Ending					
	11/12/03	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07
Marlin Business Services Corp.	100.00	107.74	117.65	147.93	148.79	74.67
Russell 2000	100.00	103.18	122.09	127.65	151.09	148.73
SNL Specialty Lender Index	100.00	104.99	125.35	116.59	132.05	86.53

Source : SNL Financial LC, Charlottesville, VA

Item 6. ***Selected Financial Data***

The following financial information should be read together with the financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Form 10-K.

	Year Ended December 31,				
	2007	2006	2005	2004	2003
	(Dollars in thousands, except share data)				
Statement of Operations Data:					
Interest and fee income	$ 112,227	$ 97,955	$ 85,529	$ 71,168	$ 56,403
Interest expense	35,322	26,562	20,835	16,675	18,069
Net interest and fee income	76,905	71,393	64,694	54,493	38,334
Provision for credit losses	17,221	9,934	10,886	9,953	7,965
Net interest and fee income after provision for credit losses	59,684	61,459	53,808	44,540	30,369
Insurance and other income	6,684	5,501	4,682	4,383	3,423
Net interest and other revenue after provision for credit losses	66,368	66,960	58,490	48,923	33,792
Salaries and benefits	21,329	22,468	18,173	14,447	10,273
General and administrative	13,633	11,957	11,908	10,063	7,745
Financing related costs	1,045	1,324	1,554	2,055	1,604
Change in fair value of warrants[(1)]	—	—	—	—	5,723
Non-interest expense	36,007	35,749	31,635	26,565	25,345
Income before income taxes	30,361	31,211	26,855	22,358	8,447
Income taxes	12,075	12,577	10,607	8,899	5,600
Net income	$ 18,286	$ 18,634	$ 16,248	$ 13,459	$ 2,847
Basic earnings per share	$ 1.51	$ 1.58	$ 1.41	$ 1.19	$ 0.28
Shares used in computing basic earnings per share	12,079,172	11,803,973	11,551,589	11,330,132	3,001,754
Diluted earnings per share	$ 1.49	$ 1.53	$ 1.36	$ 1.15	$ 0.25
Shares used in computing diluted earnings per share	12,299,051	12,161,479	11,986,088	11,729,703	3,340,968

(1) The change in fair value of warrants is a non-cash expense. Upon completion of our initial public offering in November 2003, all warrants were exercised on a net issuance basis. As a result, there are no longer any outstanding warrants and no effects on subsequent periods.

	Year Ended December 31,				
	2007	2006	2005	2004	2003
	(Dollars in thousands)				
Operating Data:					
Total number of finance receivables originated	33,141	34,214	32,754	31,818	30,258
Total finance receivables originated	$390,766	$388,661	$318,457	$272,271	$242,278
Average total finance receivables[(1)]	721,900	611,348	523,948	446,965	363,853
Weighted average interest rate (implicit) on new finance receivables originated[(2)]	12.93%	12.72%	12.75%	13.82%	14.01%
Interest income as a percent of average total finance receivables[(1)]	12.50%	12.70%	12.90%	12.91%	13.09%
Interest expense as percent of average interest-bearing liabilities[(3)]	5.21%	4.78%	4.24%	3.86%	4.54%
Portfolio Asset Quality Data:					
Total finance receivables, end of period[(1)]	$749,571	$679,622	$562,039	$479,954	$409,999
Delinquencies greater than 60 days past due[(4)]	0.95%	0.71%	0.61%	0.78%	0.74%
Allowance for credit losses	$ 10,988	$ 8,201	$ 7,813	$ 6,062	$ 5,016
Allowance for credit losses to total finance receivables, end of period[(1)]	1.47%	1.21%	1.39%	1.26%	1.23%
Charge-offs, net	$ 14,434	$ 9,546	$ 9,135	$ 8,907	$ 6,914
Ratio of net charge-offs to average total finance receivables[(1)]	2.00%	1.56%	1.74%	1.99%	1.90%
Operating Ratios:					
Efficiency ratio[(5)]	41.83%	44.77%	43.36%	41.63%	43.15%
Return on average total assets	2.12%	2.54%	2.57%	2.54%	0.66%
Return on average stockholders' equity[(6)]	12.57%	14.95%	15.96%	16.47%	9.18%
Balance Sheet Data:					
Cash and cash equivalents	$ 34,347	$ 26,663	$ 34,472	$ 16,092	$ 29,435
Restricted cash	141,070	57,705	47,786	37,331	29,604
Net investment in leases and loans	765,938	693,911	572,581	489,678	419,160
Total assets	959,654	795,452	670,989	554,693	487,709
Revolving and term secured borrowings	773,085	616,322	516,849	434,670	393,997
Total liabilities	809,509	661,163	558,380	464,343	413,838
Total stockholders' equity	150,145	134,289	112,609	90,350	73,871

(1) Total finance receivables include net investment in direct financing leases, loans and factoring receivables. For purposes of asset quality and allowance calculations the effects of (1) the allowance for credit losses and (2) initial direct costs and fees deferred, are excluded.

(2) Excludes initial direct costs and fees deferred.

(3) Excludes subordinated debt liability and accrued subordinated debt interest for periods prior to 2004.

(4) Calculated as a percentage of minimum lease payments receivable for leases and as a percentage of principal outstanding for loans and factoring receivables.

(5) Salaries, benefits, general and administrative expenses divided by net interest and fee income, insurance and other income.

(6) Stockholders' equity includes preferred stock and accrued dividends in calculation for periods prior to 2004.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

FORWARD-LOOKING STATEMENTS

Certain statements in this document may include the words or phrases "can be," "expects," "plans," "may," "may affect," "may depend," "believe," "estimate," "intend," "could," "should," "would," "if" and similar words and phrases that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are subject to various known and unknown risks and uncertainties and the Company cautions that any forward-looking information provided by or on its behalf is not a guarantee of future performance. Statements regarding the following subjects are forward-looking by their nature: (a) our business strategy; (b) our projected operating results; (c) our ability to obtain external financing; (d) our understanding of our competition; and (e) industry and market trends. The Company's actual results could differ materially from those anticipated by such forward-looking statements due to a number of factors, some of which are beyond the Company's control, including, without limitation:

- availability, terms and deployment of capital;
- general volatility of the securitization and capital markets;
- changes in our industry, interest rates or the general economy;
- changes in our business strategy;
- the degree and nature of our competition;
- availability and retention of qualified personnel; and
- the factors set forth in the section captioned "Risk Factors" in Item 1A of this Form 10-K.

Forward-looking statements apply only as of the date made and the Company is not required to update forward-looking statements for subsequent or unanticipated events or circumstances.

Overview

We are a nationwide provider of equipment financing and working capital solutions primarily to small businesses. We finance over 70 categories of commercial equipment important to businesses, including copiers, telephone systems, computers, and certain commercial and industrial equipment. We access our end user customers through origination sources comprised of our existing network of independent equipment dealers and, to a lesser extent, through relationships with lease brokers and through direct solicitation of our end user customers. Our leases are fixed-rate transactions with terms generally ranging from 36 to 60 months. At December 31, 2007, our lease portfolio consisted of approximately 115,000 accounts, from approximately 92,000 customers, with an average original term of 48 months, and an average original transaction size of approximately $11,000.

Since our founding in 1997, we have grown to $959.7 million in total assets at December 31, 2007. Our assets are substantially comprised of our net investment in leases which totaled $752.6 million at December 31, 2007. Our lease portfolio grew 8.8% in 2007. Personnel costs represent our most significant overhead expense and we have added to our staffing levels to both support and grow our lease portfolio. Since inception, we have also added four regional sales offices to help us penetrate certain targeted markets, with our most recent office in Salt Lake City, Utah in 2006. Growing the lease portfolio while maintaining asset quality remains the primary focus of management. We expect our ongoing investment in our sales teams and regional offices to drive continued growth in our lease portfolio.

In addition to our goal of lease portfolio growth, in November 2006 we announced the introduction of two new financial products targeting the small business market: factoring and business capital loans. Factoring provides small business customers working capital funding through the discounted sale of their accounts receivable to the Company. Business capital loans provide small business customers access to working capital credit through term loans. Effective November 2007, the Company discontinued the origination of new factoring agreements and plans to withdraw from its factoring business that was in the pilot phase.

Our revenue consists of interest and fees from our leases and loans and, to a lesser extent, income from our property insurance program and other fee income. Our expenses consist of interest expense and operating expenses, which include salaries and benefits and other general and administrative expenses. As a credit lender, our earnings are also significantly impacted by credit losses. For the year ended December 31, 2007, our net credit losses were 2.00% of our average total finance receivables. We establish reserves for credit losses which require us to estimate inherent losses in our portfolio.

Our leases are classified under generally accepted accounting principles in the United States of America as direct financing leases, and we recognize interest income over the term of the lease. Direct financing leases transfer substantially all of the benefits and risks of ownership to the equipment lessee. Our net investment in direct financing leases is included in our consolidated financial statements as part of "net investment in leases and loans." Net investment in direct financing leases consists of the sum of total minimum lease payments receivable and the estimated residual value of leased equipment, less unearned lease income. Unearned lease income consists of the excess of the total future minimum lease payments receivable plus the estimated residual value expected to be realized at the end of the lease term plus deferred net initial direct costs and fees less the cost of the related equipment. Approximately 73% of our lease portfolio amortizes over the term to a $1 residual value. For the remainder of the portfolio, we must estimate end of term residual values for the leased assets. Failure to correctly estimate residual values could result in losses being realized on the disposition of the equipment at the end of the lease term.

Since our founding, we have funded our business through a combination of variable-rate borrowings and fixed-rate asset securitization transactions, as well as through the issuance from time to time of subordinated debt and equity. Our variable-rate financing sources consist of a revolving bank facility and two CP conduit warehouse facilities. We issue fixed-rate term debt through the asset-backed securitization market. Typically, leases are funded through variable-rate borrowings until they are refinanced through the term note securitization at fixed rates. All of our term note securitizations have been accounted for as on-balance sheet transactions and, therefore, we have not recognized gains or losses from these transactions. As of December 31 2007, all of our $773.1 million borrowings were fixed cost term note securitizations.

Since we initially finance our fixed-rate leases with variable-rate financing, our earnings are exposed to interest-rate risk should interest rates rise before we complete our fixed-rate term note securitizations. We generally benefit in times of falling and low interest rates. We are also dependent upon obtaining future financing to refinance our warehouse lines of credit in order to grow our lease portfolio. We currently plan to complete a fixed-rate term note securitization at least once a year. Failure to obtain such financing, or other alternate financing, would significantly restrict our growth and future financial performance. We use derivative financial instruments to manage exposure to the effects of changes in market interest rates and to fulfill certain covenants in our borrowing arrangements. All derivatives are recorded on the Consolidated Balance Sheets at their fair value as either assets or liabilities. Accounting for the changes in fair value of derivatives depends on whether the derivative has been designated and qualifies for hedge accounting treatment pursuant to Statement of Financial Standards ("SFAS") 133, as amended, *Accounting for Derivative Instruments and Hedging Activities.*

In October 2005, the Company submitted an application for an Industrial Bank Charter with the Federal Deposit Insurance Corporation ("FDIC") and the State of Utah Department of Financial Institutions. On March 26, 2007, the Company announced that it received correspondence from the FDIC approving the application for FDIC deposit insurance made by the Company's proposed Utah Industrial Bank, Marlin Business Bank ("Bank"), subject to the conditions set forth in the Order issued by the FDIC. The Company then filed a request to modify its initial approved plan for the Bank.

In February 2008, the Company received notification from the FDIC approving the modified bank application. The Company anticipates opening the Bank in the first half of 2008. The FDIC's Order, the conditions of the approval and other related documents are available on the FDIC's Web site at www.fdic.gov.

Reorganization and Initial Public Offering

Marlin Leasing Corporation was incorporated in the state of Delaware on June 16, 1997. On August 5, 2003, we incorporated Marlin Business Services Corp. in Pennsylvania. On November 11, 2003, we reorganized our operations into a holding company structure by merging Marlin Leasing Corporation with a wholly-owned subsidiary of Marlin Business Services Corp. As a result, all former shareholders of Marlin Leasing Corporation became shareholders of Marlin Business Services Corp. After the reorganization, Marlin Leasing Corporation remains in existence as our primary operating subsidiary.

In November 2003, 5,060,000 shares of our common stock were issued in connection with our IPO. Of these shares, a total of 3,581,255 shares were sold by the company and 1,478,745 shares were sold by selling shareholders. The initial public offering price was $14.00 per share resulting in net proceeds to us, after payment of underwriting discounts and commissions but before other offering costs, of approximately $46.6 million. We did not receive any proceeds from the shares sold by the selling shareholders.

In anticipation of the public offering, on October 12, 2003, Marlin Leasing Corporation's Board of Directors approved a stock split of its Class A Common Stock at a ratio of 1.4 shares for every one share of Class A Common Stock in order to increase the number of shares of Class A Common Stock authorized and issued. All per share amounts and outstanding shares, including all common stock equivalents, such as stock options, warrants and convertible preferred stock, have been retroactively restated in the accompanying consolidated financial statements and notes to consolidated financial statements for all periods presented to reflect the stock split.

The following steps were taken to reorganize our operations into a holding company structure prior to the completion of our initial public offering of common stock in November 2003:

- all classes of Marlin Leasing Corporation's redeemable convertible preferred stock converted into Class A common stock of Marlin Leasing Corporation;

- all warrants to purchase Class A common stock of Marlin Leasing Corporation were exercised on a net issuance, or cashless, basis for Class A common stock, and a selling shareholder exercised options to purchase 60,655 shares of Class A common stock. The exercise of warrants resulted in the issuance of 700,046 common shares on a net issuance basis, based on the initial public offering price of $14.00 per share;

- all warrants to purchase Class B common stock of Marlin Leasing Corporation were exercised on a net issuance basis for Class B common stock, and all Class B common stock was converted by its terms into Class A common stock;

- a direct, wholly-owned subsidiary of Marlin Business Services Corp. merged with and into Marlin Leasing Corporation, and each share of Marlin Leasing Corporation's Class A common stock was exchanged for one share of Marlin Business Services Corp. common stock under the terms of an agreement and plan of merger dated August 27, 2003; and

- the Marlin Leasing Corporation 1997 Equity Compensation Plan was assumed by, and merged into, the Marlin Business Services Corp. 2003 Equity Compensation Plan. All outstanding options to purchase Marlin Leasing Corporation's Class A common stock under the 1997 Plan were converted into options to purchase shares of common stock of Marlin Business Services Corp under the 2003 Plan.

Stock Repurchase Plan

On November 2, 2007, the Board of Directors approved a stock repurchase plan. Under this program, Marlin is authorized to repurchase up to $15 million of its outstanding shares of common stock. This authority may be exercised from time to time and in such amounts as market conditions warrant. Any shares purchased under this plan are returned to the status of authorized but unissued shares of common stock. The repurchases may be made on the open market, in block trades or otherwise. The program may be suspended or discontinued at any time. The stock repurchases are funded using the Company's working capital.

Marlin purchased 122,000 shares of its common stock for $1.6 million during the year ended December 31, 2007. At December 31, 2007, Marlin had $13.4 million remaining in its stock repurchase plan authorized by the Board.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP"). Preparation of these financial statements requires us to make estimates and judgments that affect reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. On an ongoing basis, we evaluate our estimates, including credit losses, residuals, initial direct costs and fees, other fees, performance assumptions for stock-based compensation awards, and realization of deferred tax assets. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties. Our consolidated financial statements are based on the selection and application of critical accounting policies, the most significant of which are described below.

Income recognition. Interest income is recognized under the effective interest method. The effective interest method of income recognition applies a constant rate of interest equal to the internal rate of return on the lease. When a lease or loan is 90 days or more delinquent, the contract is classified as being on non-accrual and we do not recognize interest income until the contract is less than 90 days delinquent.

Fee income consists of fees for delinquent lease and loan payments, cash collected on early termination of leases and other administrative fees. Fee income also includes net residual income, which includes income from lease renewals and gains and losses on the realization of residual values of equipment disposed at the end of term.

At the end of the original lease term, lessees may choose to purchase the equipment, renew the lease or return the equipment to the Company. The Company receives income from lease renewals when the lessee elects to retain the equipment longer than the original term of the lease. This income, net of appropriate periodic reductions in the estimated residual values of the related equipment, is included in fee income as net residual income.

When the lessee elects to return the equipment at lease termination, the equipment is transferred to other assets at the lower of its basis or fair market value. The Company generally sells returned equipment to an independent third party, rather than leasing the equipment a second time. The Company does not maintain equipment in other assets for longer than 120 days. Any loss recognized on transferring the equipment to other assets, and any gain or loss realized on the sale of equipment to the lessee or to others is included in fee income as net residual income.

Fee income from delinquent lease payments is recognized on an accrual basis based on anticipated collection rates. Other fees are recognized when received. Management performs periodic reviews of the estimated residual values and any impairment, if other than temporary, is recognized in the current period.

Insurance income is recognized on an accrual basis as earned over the term of the lease. Payments that are 120 days or more past due are charged against income. Ceding commissions, losses and loss adjustment expenses are recorded in the period incurred and netted against insurance income.

Initial direct costs and fees. We defer initial direct costs incurred and fees received to originate our leases and loans in accordance with Statement of Financial Accounting Standards ("SFAS") No. 91, *Accounting for Non-refundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases.* The initial direct costs and fees we defer are part of the net investment in leases and loans and are amortized to interest income using the effective interest method. We defer third-party commission costs as well as certain internal costs directly related to the origination activity. Internal costs subject to deferral include evaluating the prospective customer's financial condition, evaluating and recording guarantees and other security arrangements, negotiating terms, preparing and processing documents and closing the transaction. The fees we defer are documentation fees collected at inception. The realization of the deferred initial direct costs, net of fees deferred, is predicated on the net future cash flows generated by our lease and loan portfolios.

Lease residual values. A direct financing lease is recorded at the aggregate future minimum lease payments plus the estimated residual values less unearned income. Residual values reflect the estimated amounts to be received at lease termination from lease extensions, sales or other dispositions of leased equipment. These estimates are based on industry data and on our experience. Management performs periodic reviews of the estimated residual values and any impairment, if other than temporary, is recognized in the current period.

Allowance for credit losses. We maintain an allowance for credit losses at an amount sufficient to absorb losses inherent in our existing lease and loan portfolios as of the reporting dates based on our projection of probable net credit losses. To project probable net credit losses, we perform a migration analysis of delinquent and current accounts. A migration analysis is a technique used to estimate the likelihood that an account will progress through the various delinquency stages and ultimately charge off. In addition to the migration analysis, we also consider other factors including recent trends in delinquencies and charge-offs; accounts filing for bankruptcy; recovered amounts; forecasting uncertainties; the composition of our lease and loan portfolios; economic conditions; and seasonality. We then establish an allowance for credit losses for the projected probable net credit losses based on this analysis. A provision is charged against earnings to maintain the allowance for credit losses at the appropriate level. Our policy is to charge-off against the allowance the estimated unrecoverable portion of accounts once they reach 121 days delinquent.

Our projections of probable net credit losses are inherently uncertain, and as a result we cannot predict with certainty the amount of such losses. Changes in economic conditions, the risk characteristics and composition of the portfolio, bankruptcy laws, and other factors could impact our actual and projected net credit losses and the related allowance for credit losses. To the degree we add new leases and loans to our portfolios, or to the degree credit quality is worse than expected, we will record expense to increase the allowance for credit losses for the estimated net losses inherent in our portfolios.

Securitizations. Since inception, we have completed nine term note securitizations of which five have been repaid. In connection with each transaction, we established a bankruptcy remote special purpose subsidiary and issued term debt to institutional investors. Under SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of Financial Accounting Standards Board Statement 125*, our securitizations do not qualify for sales accounting treatment due to certain call provisions that we maintain as well as the fact that the special purpose entities used in connection with the securitizations also hold the residual assets. Accordingly, assets and related debt of the special purpose entities are included in the accompanying Consolidated Balance Sheets. Our leases and restricted cash are assigned as collateral for these borrowings and there is no further recourse to our general credit. Collateral in excess of these borrowings represents our maximum loss exposure.

Derivatives. SFAS No. 133, as amended, *Accounting for Derivative Instruments and Hedging Activities*, requires recognition of all derivatives at fair value as either assets or liabilities in the Consolidated Balance Sheets. The accounting for subsequent changes in the fair value of these derivatives depends on whether each has been designated and qualifies for hedge accounting treatment pursuant to the accounting standard. For derivatives not designated or qualifying for hedge accounting, the related gain or loss is recognized in earnings for each period and included in other income or financing related costs in the Consolidated Statements of Operations. For derivatives designated for hedge accounting, initial assessments are made as to whether the hedging relationship is expected to be highly effective and ongoing periodic assessments may be required to determine the ongoing effectiveness of the hedge. The gain or loss on derivatives qualifying for hedge accounting is recorded in other comprehensive income on the Consolidated Balance Sheets net of tax effects (unrealized gain or loss on cash flow hedge derivatives) or in current period earnings depending on the effectiveness of the hedging relationship.

Stock-Based Compensation. We issue both restricted shares and stock options to certain employees and directors as part of our overall compensation strategy. In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), *Share-Based Payment*. SFAS 123(R) amended SFAS 123, *Accounting for Stock-Based Compensation* and superseded Accounting Principles Board Opinion ("APB") No. 25, *Accounting for Stock Issued to Employees*. In March 2005, the SEC issued Staff Accounting Bulletin ("SAB") No. 107 to provide guidance on the valuation of share-based payments for public companies. SFAS 123(R) requires companies to recognize all share-based payments, which include stock options and restricted stock, in compensation expense over the service period of the share-based payment award. SFAS 123(R) establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees, except for equity instruments held by employee share ownership plans.

The Company adopted SFAS 123(R) effective January 1, 2006 using the modified prospective method in which compensation cost is recognized over the service period for all awards granted subsequent to the Company's adoption of SFAS 123(R) as well as for the unvested portions of awards outstanding as of the Company's adoption of SFAS 123(R). In accordance with the modified prospective method, results for prior periods have not been restated.

Prior to the adoption of SFAS 123(R), the Company applied the recognition and measurement principles of APB 25 as allowed by SFAS 123 and SFAS 148, *Accounting for Stock-based Compensation — Transition and Disclosure*. Accordingly, no stock-based compensation was recognized in net income for stock options granted with an exercise price equal to the market value of the underlying common stock on the date of the grant and the related number of options granted were fixed at that point in time. However, pursuant to the disclosure requirements of SFAS No. 123, the Company discloses net income as if compensation expense for stock grants had been determined based upon the grant-date fair value.

Warrants. We issued warrants to purchase our common stock to the holders of our subordinated debt that was repaid in November 2003. In accordance with EITF Issue No. 96-13, codified in EITF Issue No. 00-19, *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled In, a Company's Own Stock*, we initially classified the warrants' fair value as a liability since the warrant holders had the ability to put to the Company the shares of common stock exercisable under the warrants under certain conditions to us for cash settlement. Subsequent changes in the fair value of the warrants were recorded in the accompanying statement of operations. The charge to operations in 2003 was $5.7 million. Under the terms of the warrant agreement, the warrants were exercised into common stock at the time of our IPO and the total warrant liability balance of $7.1 million was reclassified back to equity and, therefore, there are no effects on subsequent operations.

Income taxes. Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any necessary valuation allowance recorded against net deferred tax assets. The process involves summarizing temporary differences resulting from the different treatment of items, for example, leases for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the Consolidated Balance Sheets. Our management must then assess the likelihood that deferred tax assets will be recovered from future taxable income or tax carry-back availability and, to the extent our management believes recovery is not likely, a valuation allowance must be established. To the extent that we establish a valuation allowance in a period, an expense must be recorded within the tax provision in the Consolidated Statements of Operations.

The Company has utilized net operating loss carryforwards ("NOL") for state and federal income tax purposes. The Tax Reform Act of 1986 contains provisions that limited the NOL's available to be used in any given year upon the occurrence of certain events, including significant changes in ownership interest. A change in the ownership of a company greater than 50% within a three-year period results in an annual limitation on a company's ability to utilize its NOL's from tax periods prior to the ownership change. Management believes that the corporate reorganization and initial public offering in November 2003 did not have a material effect on its ability to utilize these NOL's. No valuation allowance has been established against net deferred tax assets related to our NOL's.

The Company adopted the provisions of FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes*, on January 1, 2007. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance is also provided on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on our evaluation, we concluded that there are no significant uncertain tax positions requiring recognition in our financial statements. There was no effect on our financial condition or results of operations as a result of implementing FIN 48, and we did not have any unrecognized tax benefits. At December 31, 2007, there have been no changes to the liability for uncertain tax positions and there are no unrecognized tax benefits. The periods subject to examination for the Company's federal return include the 1997 tax year to the present. Marlin files state income tax returns in various states which may have different statutes of limitations. Generally, state income tax returns for years 2002 through 2007 are subject to examination.

The Company records penalties and accrued interest related to uncertain tax positions in income tax expense. Such adjustments have historically been minimal and immaterial to our financial results.

Results of Operations

Comparison of the Years Ended December 31, 2007 and 2006

Net income. Net income was $18.3 million for the year ended December 31, 2007, a 1.6% decrease from $18.6 million for the year ended December 31, 2006.

Diluted earnings per share was $1.49 for the year ended December 31, 2007, a 2.6% decrease from $1.53 per diluted share reported for the year ended December 31, 2006. Returns on average assets were 2.12% for the year ended December 31, 2007 and 2.54% for the year ended December 31, 2006. Returns on average equity were 12.57% for the year ended December 31, 2007 and 14.95% for the year ended December 31, 2006.

Net income for the fourth quarter of 2006 reflects an after-tax charge of approximately $880,000, or $0.072 diluted earnings per share, due to the separation agreement related to the departure of Marlin's former President, whose resignation as President and as a director of Marlin was effective December 20, 2006 as reported in our Form 8-K filed December 21, 2006. Due to better than expected collections on leases in areas affected by Hurricane Katrina, net income for the second quarter of 2006 was positively impacted by an after-tax reduction of the provision for credit losses of $545,000, or $0.045 diluted earnings per share. Therefore, the combination in 2006 of the after-tax charge for the separation agreement and the reduction of the provision for Hurricane Katrina resulted in a net unfavorable after-tax impact of $335,000, or $0.027 diluted earnings per share for the year ended 2006 compared to 2007.

Net income for the year ended December 31, 2007 decreased 3.6%, or $683,000, compared to net income for the same period of 2006, excluding the impact in 2006 of the separation agreement and the allowance reduction. Diluted earnings per share for the year ended December 31, 2007 decreased 4.5%, or $0.07, compared to the same period of 2006, excluding the impact in 2006 of the separation agreement and the allowance reduction.

For the year ended December 31, 2007, we generated 33,141 new finance receivables at a cost of $390.8 million compared to 34,214 new finance receivables at a cost of $388.7 million for the year ended December 31, 2006. Overall, our average total finance receivables at December 31, 2007 increased 18.1% to $721.9 million at December 31, 2007 from $611.3 million at December 31, 2006.

	Year Ended December 31,	
	2007	2006
	(Dollars in thousands)	
Interest income	$ 90,231	$ 77,644
Fee income	21,996	20,311
Interest and fee income	112,227	97,955
Interest expense	35,322	26,562
Net interest and fee income	$ 76,905	$ 71,393
Average total finance receivables(1)	$721,900	$611,348
Percent of average total finance receivables:		
Interest income	12.50%	12.70%
Fee income	3.05	3.32
Interest and fee income	15.55	16.02
Interest expense	4.90	4.34
Net interest and fee margin	10.65%	11.68%

(1) Total finance receivables include net investment in direct financing leases, loans and factoring receivables. For the calculations above, the effects of (1) the allowance for credit losses and (2) initial direct costs and fees deferred, are excluded.

Net interest and fee margin. Net interest and fee income increased $5.5 million, or 7.7%, to $76.9 million for the year ended December 31, 2007 from $71.4 million for the year ended December 31, 2006, primarily due to continued growth in our average total finance receivables partially offset by compression in margin. The annualized net interest and fee margin decreased 103 basis points to 10.65% for the year ended December 31, 2007 from 11.68% for the same period in 2006.

Interest income, net of amortized initial direct costs and fees, increased $12.6 million, or 16.2%, to $90.2 million for the year ended December 31, 2007 from $77.6 million for the year ended December 31, 2006. The increase in interest income was primarily due to an 18.1% growth in average total finance receivables, which increased $110.6 million to $721.9 million for the year ended December 31, 2007 from $611.3 million for the year ended December 31, 2006. The weighted average implicit interest rate on new finance receivables originated was 12.93% for the year ended December 31, 2007 compared to 12.72% for year ended December 31, 2006.

Our interest income as a percentage of average total finance receivables declined by 20 basis points for the year ended December 31, 2007 to 12.50% from 12.70% for the year ended December 31, 2006. This reduction is due in part to competition in small-ticket leasing and fluctuations in interest rates, combined with payoffs of older, higher yielding leases.

Fee income increased $1.7 million, or 8.4%, to $22.0 million for the year ended December 31, 2007 from $20.3 million for the year ended December 31, 2006. The increase in fee income was primarily due to higher administrative and late fees that grew by $2.6 million to $14.0 million for the year ended December 31, 2007 compared to $11.4 million for the year ended December 31, 2006, partially offset by net residual income that declined $877,000 to $6.0 million for the year ended December 31, 2007 compared to $6.8 million for the year ended December 31, 2006. The increase in administrative and late fee income is primarily attributed to the continued growth of our total finance receivables and increased late fee billings. The decline in residual income is primarily due to lower proceeds received from the sale of returned equipment. Historically, we have experienced a lower realization rate on copiers than on other types of equipment, and the mix of contracts reaching termination in 2007 contained a higher proportion of copiers than in 2006.

Fee income, as a percentage of average total finance receivables, decreased 27 basis points to 3.05% for the year ended December 31, 2007 from 3.32% for the year ended December 31, 2006, primarily due to lower net residual income. Administrative and late fees remained the largest component of fee income at 1.94% as a percentage of average total finance receivables for the year ended December 31, 2007 compared to 1.87% for the year ended December 31, 2006. As a percentage of average total finance receivables net residual income was 0.82% for the year ended December 31, 2007 compared to 1.12% for the year ended December 31, 2006.

Interest expense increased $8.7 million to $35.3 million for the year ended December 31, 2007 from $26.6 million for the year ended December 31, 2006. Interest expense, as a percentage of the average total finance receivables, increased 56 basis points to 4.90% for the year ended December 31, 2007 from 4.34% for the year ended December 31, 2006. Interest expense has risen primarily due to the continued growth of the Company and higher interest rates on the Company's warehouse facilities and term note securitizations. During the year ended December 31, 2007, average term securitization borrowings outstanding were $562.8 million, representing 83.4% of total borrowings, compared to $488.9 million representing 88.1% of total borrowings for the same period in 2006.

Interest expense as a percentage of weighted average borrowings was 5.23% for the year ended December 31, 2007 compared to 4.78% for the year ended December 31, 2006. The average balance for our warehouse facilities was $112.2 million for the year ended December 31, 2007 compared to $66.3 million for the year ended December 31, 2006. The average borrowing costs for our warehouse facilities was 5.76% for the year ended December 31, 2007 compared to 5.98% for year ended December 31, 2006. (See **Liquidity and Capital Resources** in this Item 7).

Interest costs on our August 2005, September 2006 and October 2007 issued term securitization borrowings increased over those issued in 2004 due to the rising interest rate environment. The coupon rate on the October 2007 securitization also reflects higher credit costs due to the general tightening of credit caused by recent overall stress and volatility in the financial markets. For the year ended December 31, 2007, average term securitization borrowings outstanding were $562.8 million at a weighted average coupon of 4.83% compared with $488.9 million at a weighted average coupon of 4.29% for the year ended December 31, 2006.

On August 18, 2005, we closed on the issuance of our seventh term note securitization transaction in the amount of $340.6 million at a weighted average interest coupon approximating 4.81% over the term of the financing. After the effects of hedging and other transaction costs are considered, we expect total interest expense on the 2005 term transaction to approximate an average of 4.50% over the term of the borrowing. On September 21, 2006, we closed on the issuance of our eighth term note securitization transaction in the amount of $380.2 million at a weighted average interest coupon approximating 5.51% over the term of the financing. After the effects of hedging and other transaction costs are considered, we expect total interest expense on the 2006 term transaction to approximate an average of 5.21% over the term of the financing. On October 24, 2007, we closed on the issuance of our ninth term note securitization transaction in the amount of $440.5 million at a weighted average interest coupon approximating 5.70% over the term of the financing. After the effects of hedging and other transaction costs are considered, we expect total interest expense on the 2007 term transaction to approximate an average of 6.32% over the term of the financing.

Our term securitizations include multiple classes of fixed-rate notes with the shorter term, lower coupon classes amortizing (maturing) faster then the longer term higher coupon classes. This causes the blended interest expenses related to these borrowings to change and generally increase over the term of the borrowing.

On September 15, 2006, we elected to exercise our call option and pay off the remaining $31.5 million of our 2003 term securitization, which carried a coupon rate of approximately 3.19%. Our 2002 securitization was repaid in full on August 15, 2005 when the remaining note balances outstanding were $26.5 million at a coupon rate of approximately 4.41%.

Insurance and other income. Insurance and other income increased $1.2 million to $6.7 million for the year ended December 31, 2007 from $5.5 million for the year ended December 31, 2006. The increase is primarily related to insurance billings, which were $1.0 million higher in 2007 than in 2006.

Salaries and benefits expense. Salaries and benefits expense decreased $1.2 million, or 5.3%, to $21.3 million for the year ended December 31, 2007 from $22.5 million for the year ended December 31, 2006. The decrease in compensation expense is primarily due to a $1.6 million decrease in stock-based compensation expense and the inclusion of approximately $1.45 million of expense in the fourth quarter of 2006 due to the December 20, 2006 separation agreement for the resignation of Marlin's former President. These decreases were partially offset by growth in total personnel.

Expense related to stock-based compensation decreased primarily due to revised performance and forfeiture assumptions. In 2007, sales and credit compensation increased $395,000, primarily related to additional hiring of sales and marketing representatives and credit analysts. Compensation related to the factoring business totaled $364,000 in 2007, compared to $209,000 in 2006. Total personnel increased to 357 at December 31, 2007 from 314 at December 31, 2006. Salaries and benefits expense, as a percentage of the average total finance receivables, were 2.95% for the year ended December 31, 2007 compared with 3.68% for the same period in 2006.

General and administrative expense. General and administrative expenses increased $1.6 million, or 13.3%, to $13.6 million for the year ended December 31, 2007 from $12.0 million for the year ended December 31, 2006. As a percentage of average total finance receivables, general and administrative expenses decreased to 1.89% for the year ended December 31, 2007 from 1.96% for the year ended December 31, 2006. Expenses for the fourth quarter of 2006 included approximately $185,000 in professional fees associated with a follow-on offering by a selling shareholder (pursuant to such shareholder's registration rights.)

Financing related costs. Financing related costs include commitment fees paid to our financing sources, hedge costs pertaining to our interest-rate caps and interest-rate swaps used to limit our exposure to an increase in interest rates, and costs pertaining to our interest-rate swaps that do not qualify for hedge accounting. Financing related costs decreased $280,000 to $1.0 million for the year ended December 31, 2007 from $1.3 million for the year ended December 31, 2006. The decrease was principally due to a decrease in bank commitment fees. Mark-to-market expense recognized on our interest-rate caps and interest-rate swaps was $8,000 for the year ended December 31, 2007 compared with expense of $101,000 for the year ended December 31, 2006. Commitment fees were $1.0 million for the year ended December 31, 2007 compared with $1.2 million for the year ended December 31, 2006.

Provision for credit losses. The provision for credit losses increased $7.3 million, or 73.7%, to $17.2 million for the year ended December 31, 2007 from $9.9 million for the year ended December 31, 2006. Most of the increase was due to higher net charge-offs, which were $14.4 million for the year ended December 31, 2007, an increase of $4.9 million from $9.5 million during the year ended December 31, 2006. Net charge-offs as a percentage of average total finance receivables increased to 2.00% in 2007 from 1.56% in 2006.

During the fourth quarter of 2007, the Company also increased its allowance for credit losses by an incremental $411,000, which represented the remaining outstanding balance of a real estate related loan that had resulted from the refinancing of a factoring receivable. The increased allowance was due to deterioration of the borrower's financial condition. In addition, a portion of the increase in our provision for credit losses from 2006 to 2007 was the result of a second quarter 2006 provision reduction of $901,000, due to lower losses than originally anticipated in areas affected by Hurricane Katrina.

Credit quality for the year ended December 31, 2006, was more favorable than our general long-term expectation of 2.00% for an entire business cycle. The increase in net charge-offs in 2007 to 2.00% compared to 1.56% for 2006 was primarily due to worsening general economic trends from the favorable experience of 2006. These trends have most significantly impacted the performance of rate-sensitive industries in our portfolio, specifically companies in the mortgage and real estate businesses. These industries comprised approximately 5% of the total portfolio at December 31, 2007. During 2007, Marlin increased collections activities and strengthened underwriting criteria for these industries.

Provision for income taxes. The provision for income taxes decreased to $12.1 million for the year ended December 31, 2007 from $12.6 million for the year ended December 31, 2006. The decrease in tax expense is primarily attributed to the decrease in pretax income, combined with higher expense in 2006 for state taxes related to NOL utilization. Our effective tax rate, which is a combination of federal and state income tax rates, was 39.8% for the year ended December 31, 2007 and 40.3% for the year ended December 31, 2006. We anticipate our effective tax rate in future years to be approximately 40% as a result of recently enacted income tax legislation changes in Maryland, Michigan, and New York.

Comparison of the Years Ended December 31, 2006 and 2005

Net income. Net income was $18.6 million for the year ended December 31, 2006. This represented a $2.4 million, or 14.8%, increase from $16.2 million net income reported for the year ended December 31, 2005. Our increased earnings are primarily the result of growth in our core leasing business.

Diluted earnings per share was $1.53 for the year ended December 31, 2006, a 12.5% increase over $1.36 per diluted share reported for the year ended December 31, 2005. Returns on average assets were 2.54% for the year ended December 31, 2006 and 2.57% for the year ended December 31, 2005. Returns on average equity were 14.95% for the year ended December 31, 2006 and 15.96% for the year ended December 31, 2005.

Net income for the fourth quarter of 2006 reflects an after-tax charge of approximately $880,000, or $0.072 diluted earnings per share, due to the separation agreement related to the departure of Marlin's former President, whose resignation as President and as a director of Marlin was effective December 20, 2006 as reported in our Form 8-K filed December 21, 2006.

Net income for the third quarter of 2005 reflects the negative impact of an after-tax increase in the provision for credit losses due to Hurricane Katrina of $756,000, or $0.063 diluted earnings per share. Due to better than expected collections on leases in areas affected by Hurricane Katrina, net income for the second quarter of 2006 was positively impacted by an after-tax reduction of the provision for credit losses of $545,000, or $0.045 diluted earnings per share. Therefore, the initial recording of the additional provision for Hurricane Katrina in 2005 and the subsequent reduction of a portion of the provision for Hurricane Katrina in 2006 resulted in a total favorable after-tax impact of $1.3 million, or $0.108 diluted earnings per share for the year ended 2006 compared to 2005.

For the year ended December 31, 2006, we generated 34,214 new leases at a cost of $388.7 million compared to 32,754 new leases at a cost of $318.5 million for the year ended December 31, 2005. The weighted average implicit interest rate on new leases originated was 12.72% for the year ended December 31, 2006 compared to 12.75% for year ended December 31, 2005. Overall, average total finance receivables grew 21.2%, to $693.9 million at December 31, 2006 from $572.6 million at December 31, 2005. Our debt to equity ratio remained unchanged at 4.59:1 at December 31, 2006 and December 31, 2005.

	Year Ended December 31,	
	2006	2005
	(Dollars in thousands)	
Interest income	$ 77,644	$ 67,572
Fee income	20,311	17,957
Interest and fee income	97,955	85,529
Interest expense	26,562	20,835
Net interest and fee income	$ 71,393	$ 64,694
Average total finance receivables[1]	$611,348	$523,948
Percent of average total finance receivables:		
Interest income	12.70%	12.90%
Fee income	3.32	3.43
Interest and fee income	16.02	16.33
Interest expense	4.34	3.98
Net interest and fee margin	11.68%	12.35%

(1) Excludes allowance for credit losses and initial direct costs and fees deferred.

Net interest and fee margin. Net interest and fee income increased $6.7 million, or 10.4%, to $71.4 million for the year ended December 31, 2006 from $64.7 million for the year ended December 31, 2005, primarily due to continued growth in our lease portfolio partially offset by compression in margin. The annualized net interest and fee margin decreased 67 basis points to 11.68% for the year ended December 31, 2006 from 12.35% for the same period in 2005.

Interest income, net of amortized initial direct costs and fees, increased $10.0 million, or 14.8%, to $77.6 million for the year ended December 31, 2006 from $67.6 million for the year ended December 31, 2005. The increase is primarily due to a 16.7% growth in average total finance receivables which increased $87.4 million to $611.3 million for the year ended December 31, 2006 from $523.9 million for the year ended December 31, 2005.

Our interest income as a percentage of average total finance receivables declined by 20 basis points for the year ended December 31, 2006 to 12.70% from 12.90% for the year ended December 31, 2005. This reduction is due in part to competition in small-ticket leasing and a generally lower interest rate environment, combined with payoffs of older, higher yielding leases.

Fee income increased $2.3 million, or 12.8%, to $20.3 million for the year ended December 31, 2006 from $18.0 million for the year ended December 31, 2005. Fee income, as a percentage of average total finance receivables, decreased 11 basis points to 3.32% for the year ended December 31, 2006 from 3.43% for the year ended December 31, 2005. The increase in fee income resulted primarily from a $1.3 million increase in fees for delinquent lease payments (late fees) and an $821,000 increase in net residual income. Late fees increased $1.3 million to $11.4 million for the year ended December 31, 2006 compared to $10.1 million for the same period of 2005. Late fees remained the largest component of fee income at 1.87% as a percentage of average total finance receivables for the year ended December 31, 2006 compared to 1.93% for the year ended December 31, 2005. The increase in late fee income is attributed to the continued growth of our lease portfolio and continued improvements in our late fee collection efforts, partially offset by the impact of lower delinquencies resulting in lower late fees invoiced as a percentage of total finance receivables. Net residual income increased $821,000 to $6.8 million for the year ended December 31, 2006 compared to $6.0 million for the same period of 2005. Net residual income increased along with the growth and seasoning of our portfolio with an increased number of lease contracts reaching end of term and entering a renewal period. As a percentage of average total finance receivables, net residual income was 1.12% for the year ended December 31, 2006 compared to 1.14% for the year ended December 31, 2005.

Interest expense increased $5.8 million to $26.6 million for the year ended December 31, 2006 from $20.8 million for the year ended December 31, 2005. Interest expense, as a percentage of the average total finance receivables, increased 36 basis points to 4.34% for the year ended December 31, 2006 from 3.98% for the year ended December 31, 2005. Borrowing costs have risen due to the continued growth of the Company and higher interest rates on the Company's borrowings due to increased market interest rates. The Federal Reserve increased its targeted fed funds rate four times for a total of 1.00% during 2006 and a total of 16 times or 4.00% since June 2004. These increases have increased interest rates on the Company's warehouse facilities and created a higher interest-rate environment in which to issue term note securitizations. During the year ended December 31, 2006, average term securitization borrowings outstanding were $488.9 million, representing 88.1% of total borrowings, compared to $432.9 million representing 88.1% of total borrowings for the same period in 2005.

Interest expense as a percentage of weighted average borrowings was 4.78% for the year ended December 31, 2006 compared to 4.24% for the year ended December 31, 2005. The average balance for our warehouse facilities was $66.3 million for the year ended December 31, 2006 compared to $58.2 million for the year ended December 31, 2005. The average borrowing costs for our warehouse facilities was 5.98% for the year ended December 31, 2006 compared to 4.13% for year ended December 31, 2005, reflecting the higher interest rate environment. (See **Liquidity and Capital Resources** in this Item 7).

Interest costs on our August 2005 and September 2006 issued term securitization borrowing increased over those issued in 2004 due to the rising interest rate environment. For the year ended December 31, 2006, average term securitization borrowings outstanding were $488.9 million at a weighted average coupon of 4.29% compared with $432.9 million at a weighted average coupon of 3.79% for the year ended December 31, 2005. On August 18, 2005 we closed on the issuance of our seventh term note securitization transaction in the amount of $340.6 million at a weighted average interest coupon approximating 4.81% over the term of the financing. After the effects of hedging and other transaction costs are considered, we expect total interest expense on the 2005 term transaction to approximate an average of 4.50% over the term of the borrowing. On September 21, 2006 we closed on the issuance of our eighth term note securitization transaction in the amount of $380.2 million at a weighted average interest coupon approximating 5.51% over the term of the financing. After the effects of hedging and other transaction costs are considered, we expect total interest expense on the 2006 term transaction to approximate an average of 5.21% over the term of the financing.

Our term securitizations include multiple classes of fixed-rate notes with the shorter term, lower coupon classes amortizing (maturing) faster then the longer term higher coupon classes. This causes the blended interest expenses related to these borrowings to change and generally increase over the term of the borrowing.

On September 15, 2006 we elected to exercise our call option and pay off the remaining $31.5 million of our 2003 term securitization, which carried a coupon rate of approximately 3.19%. Our 2002 securitization was repaid in full on August 15, 2005 when the remaining note balances outstanding were $26.5 million at a coupon rate of approximately 4.41%.

Insurance and other income. Insurance and other income increased $819,000 to $5.5 million for the year ended December 31, 2006 from $4.7 million for the year ended December 31, 2005. The increase is primarily related to net insurance income of $718,000 higher for 2006 than in 2005. During the fourth quarter of 2005, we expensed approximately $190,000 in insurance claims from the Gulf States region of the USA attributed to the effects of Hurricane Katrina.

Salaries and benefits expense. Salaries and benefits expense increased $4.3 million, or 23.6%, to $22.5 million for the year ended December 31, 2006 from $18.2 million for the year ended December 31, 2005. Salaries and benefits expense for the fourth quarter of 2006 includes expense of approximately $1.45 million due to the separation agreement related to the resignation of Marlin's former President effective December 20, 2006. The remainder of the increase in compensation expense is primarily attributable to personnel growth and merit and bonus payment increases. Total personnel increased to 314 at December 31, 2006 from 296 at December 31, 2005. In 2006, sales and credit compensation increased $1.4 million, primarily related to additional hiring of sales account executives and credit analysts. In addition, compensation related to portfolio servicing increased approximately $510,000, primarily due to increased portfolio size. Compensation in management and support areas also increased, primarily due to incremental stock-based compensation expense of $896,000 recognized due to the implementation of SFAS 123(R) and $501,000 in compensation related to Marlin Business Bank (in organization). Salaries and benefits expense, as a percentage of the average total finance receivables, were 3.68% for the year ended December 31, 2006 compared with 3.48% for the same period in 2005.

General and administrative expense. General and administrative expenses remained stable at $12.0 million, or 1.96% as a percentage of average total finance receivables, for the year ended December 31, 2006 from $11.9 million for the year ended December 31, 2005. We incurred approximately $185,000 in professional fees associated with a follow on offering by a selling shareholder (pursuant to such shareholder's registration rights) completed in the fourth quarter of 2006. General and administrative expense, as a percentage of the average total finance receivables, decreased 31 basis points to 1.96% for the year ended December 31, 2006 from 2.27% for the year ended December 31, 2005.

Financing related costs. Financing related costs include commitment fees paid to our financing sources, hedge costs pertaining to our interest-rate caps and interest-rate swaps used to limit our exposure to an increase in interest rates, and costs pertaining to our interest-rate swaps that do not qualify for hedge accounting. Financing related costs decreased $230,000 to $1.3 million for the year ended December 31, 2006 from $1.6 million for the year ended December 31, 2005. The decrease was principally due to a decrease in bank commitment fees. Mark-to-market expense recognized on our interest-rate caps and interest-rate swaps was $101,000 for the year ended December 31, 2006 compared with net gain of $3,000 for the year ended December 31, 2005. Commitment fees were $1.2 million for the year ended December 31, 2006 compared with $1.6 million for the year ended December 31, 2005.

Provision for credit losses. The provision for credit losses decreased $952,000, or 8.7%, to $9.9 million for the year ended December 31, 2006 from $10.9 million for the year ended December 31, 2005. The decrease in our provision for credit losses resulted principally from improved credit quality of the leases affected by Hurricane Katrina. Net charge-offs were $9.5 million for the year ended December 31, 2006 and $9.1 million for the year ended December 31, 2005. Net charge-offs as a percentage of average total finance receivables decreased to 1.56% in 2006 from 1.74% in 2005. During the third quarter of 2005, we recorded additional reserves of $1.25 million for expected losses from the areas hardest hit by Hurricane Katrina. This additional reserve was initially estimated based on our total estimated exposure of $4.8 million in net investment in direct financing leases in the most affected areas at the time. In 2005, we restructured approximately $1.0 million in net investment in leases in the Gulf States region by deferring payments on such leases generally until January 2006. We did not experience significant aggregate charge-offs related to Hurricane Katrina. Based on our ongoing monitoring of this portfolio segment, during the second quarter of 2006 we determined that the approximately $901,000 remaining additional reserve for Katrina losses was no longer required, resulting in a reduction of the provision.

In general, credit quality continued to be more favorable for the year ended December 31, 2006 than our general expectation for an entire business cycle. For the year ended December 31, 2006, net charge-offs of 1.56% as a percentage of average total finance receivables were significantly better than our general long-term expectation of approximately 2.00%.

Provision for income taxes. The provision for income taxes increased to $12.6 million for the year ended December 31, 2006 from $10.6 million for the year ended December 31, 2005. The increase in tax expense is primarily attributed to the increase in pretax income and an adjustment for state taxes related to NOL utilization. Our effective tax rate, which is a combination of federal and state income tax rates, was 40.3% for the year ended December 31, 2006 and 39.5% for the year ended December 31, 2005.

Operating Data

We manage expenditures using a comprehensive budgetary review process. Expenses are monitored by departmental heads and are reviewed by senior management monthly. The efficiency ratio (relating expenses with revenues) and the ratio of salaries and benefits and general and administrative expenses as a percentage of the average total finance receivables shown below are metrics used by management to monitor productivity and spending levels.

	Year Ended December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Average total finance receivables	$721,900	$611,348	$523,948
Salaries and benefits expense	21,329	22,468	18,173
General and administrative expense	13,633	11,957	11,908
Efficiency ratio	41.83%	44.77%	43.36%
Percent of average total finance receivables:			
Salaries and benefits	2.95%	3.68%	3.47%
General and administrative	1.89%	1.96%	2.27%

We generally reach our lessees through a network of independent equipment dealers and lease brokers. The number of dealers and brokers that we conduct business with depends on, among other things, the number of sales account executives we have. Accordingly, growth indicators that management evaluates regularly are sales account executive staffing levels and the activity of our origination sources, which are shown below.

	As of or For the Year Ended December 31,				
	2007	2006	2005	2004	2003
Number of sales account executives	118	100	103	100	84
Number of originating sources[(1)]	1,246	1,295	1,295	1,244	1,147

(1) Monthly average of origination sources generating lease volume.

Finance Receivables and Asset Quality

Our net investment in leases and loans grew $72.0 million, or 10.4%, to $765.9 million at December 31, 2007, from $693.9 million at December 31, 2006. The Company continues to pursue growth strategies designed to increase the number of independent equipment dealers and other origination sources that generate and develop lease customers. The Company's leases are generally assigned as collateral for borrowings as described below in Liquidity and Capital Resources.

The chart below provides our asset quality statistics for the years ended December 31, 2007, 2006 and 2005:

	Year Ended December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Allowance for credit losses, beginning of period	$ 8,201	$ 7,813	$ 6,062
Provision for credit losses	17,221	9,934	10,886
Charge-offs, net	(14,434)	(9,546)	(9,135)
Allowance for credit losses, end of period	$ 10,988	$ 8,201	$ 7,813
Net charge-offs to average total finance receivables[1]	2.00%	1.56%	1.74%
Allowance for credit losses to total finance receivables, end of period[1]	1.47%	1.21%	1.39%
Average total finance receivables[1]	$721,900	$611,348	$523,948
Total finance receivables, end of period[1]	$749,571	$679,622	$562,039
Delinquencies greater than 60 days past due	$ 8,377	$ 5,676	$ 4,063
Delinquencies greater than 60 days past due[2]	0.95%	0.71%	0.61%
Allowance for credit losses to delinquent accounts greater than 60 days past due	131.17%	144.49%	192.3%
Non-accrual leases and loans	$ 3,695	$ 2,250	$ 2,017
Renegotiated leases and loans	$ 6,987	$ 3,819	$ 4,140

(1) Total finance receivables include net investment in direct financing leases, loans and factoring receivables. For purposes of asset quality and allowance calculations the effects of (1) the allowance for credit losses and (2) initial direct costs and fees deferred, are excluded.

(2) Calculated as a percentage of minimum lease payments receivable for leases and as a percentage of principal outstanding for loans and factoring receivables.

Net investments in finance receivables are charged-off when they are contractually past due for 121 days and are reported net of recoveries. Income is not recognized on leases or loans when a default on monthly payment exists for a period of 90 days or more. Income recognition resumes when a lease or loan becomes less than 90 days delinquent.

We generally expect net charge-offs to approximate 2.00% of average total finance receivables. Net charge-offs in 2007 were 2.00%, up from 1.56% in 2006. The increase in net charge-offs in 2007 was primarily due to worsening general economic trends from the favorable experience of 2006. These trends have most significantly impacted the performance of rate-sensitive industries in our portfolio, specifically companies in the mortgage and real estate businesses. These industries comprised approximately 5% of the total portfolio at December 31, 2007. During 2007, Marlin increased collections activities and strengthened underwriting criteria for these industries.

During the fourth quarter of 2007, the Company increased its specific allowance for credit losses by an incremental $411,000, which represented the remaining outstanding balance of a real estate related loan that had resulted from the refinancing of a factoring receivable. The increased allowance was due to deterioration of the borrower's financial condition.

Based on our ongoing monitoring of leases in the Hurricane Katrina portfolio segment, during the second quarter of 2006 we determined that approximately $901,000 in remaining reserves for Katrina losses was no longer required, resulting in a reduction of the provision.

Delinquent accounts greater than 60 days past due (as a percentage of minimum lease payments receivable for leases and as a percentage of principal outstanding for loans and factoring receivables) increased to 0.95% at December 31, 2007 from 0.71% at December 31, 2006. Our usual experience and expectation is for slightly higher delinquency rates as of year-end as we believe our customers tend to adjust their payment patterns around the year-end. However, worsening general economic trends have also resulted in increased delinquencies, as discussed above.

Residual Performance

Our leases offer our end user customers the option to own the purchased equipment at lease expiration. Based on the minimum lease payments receivable as of December 31, 2007, approximately 73% of our leases were one dollar purchase option leases, 22% were fair market value leases and 5% were fixed purchase option leases, the latter of which typically are 10% of the original equipment cost. As of December 31, 2007, there were $50.8 million of residual assets retained on our balance sheet of which $38.5 million, or 75.9%, were related to copiers. As of December 31, 2006, there were $48.2 million of residual assets retained on our balance sheet of which $35.1 million, or 72.8%, were related to copiers. No other group of equipment represented more than 10% of equipment residuals as of December 31, 2007 and 2006, respectively. Improvements in technology and other market changes, particularly in copiers, could adversely impact our ability to realize the recorded residual values of this equipment.

Our leases generally include automatic renewal provisions and many leases continue beyond their initial term. We consider renewal income a component of residual performance. For the years ended December 31, 2007, 2006 and 2005 renewal income, net of depreciation, amounted to $6.6 million, $6.5 million and $6.1 million and net gains (losses) on residual values disposed at end of term amounted to ($640,000), $284,000 and ($41,000), respectively.

Liquidity and Capital Resources

Our business requires a substantial amount of cash to operate and grow. Our primary liquidity need is for new originations. In addition, we need liquidity to pay interest and principal on our borrowings, to pay fees and expenses incurred in connection with our securitization transactions, to fund infrastructure and technology investment and to pay administrative and other operating expenses.

We are dependent upon the availability of financing from a variety of funding sources to satisfy these liquidity needs. Historically, we have relied upon four principal types of third-party financing to fund our operations:

- borrowings under a revolving bank facility;
- financing of leases and loans in CP conduit warehouse facilities;
- financing of leases through term note securitizations; and
- equity and debt securities with third-party investors.

New originations are generally funded in the short-term with cash from operations or through borrowings under our revolving bank facility or our CP conduit warehouse facilities. Our current plans assume the execution of a term note securitization approximately once a year to refinance and relieve the bank revolver and CP conduit warehouse facilities. As of December 31, 2007 we had no borrowings outstanding under our bank and CP conduit warehouse facilities and, therefore, we had approximately $340.0 million of available borrowing capacity through these facilities in addition to available cash and cash equivalents of $34.3 million. Our debt to equity ratio was 5.15:1 at December 31, 2007 and 4.59:1 at December 31, 2006.

Net cash provided by financing activities was $156.4 million, $99.6 million and $81.6 million for the years ended December 31, 2007, 2006 and 2005, respectively. Financing activities include net advances and repayments on our various borrowing sources.

We used cash in investing activities of $171.2 million, $135.9 million and $103.4 million for the years ended December 31, 2007, 2006 and 2005, respectively. Investing activities primarily relate to lease and loan origination activity.

Additional liquidity is provided by our cash flow from operations. We generated cash flow from operations of $22.5 million, $28.4 million and $40.1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

We expect cash from operations, additional borrowings on existing and future credit facilities and, the completion of additional on-balance sheet term note securitizations to be adequate to support our operations and projected growth.

Cash and Cash Equivalents. Our objective is to maintain a low cash balance, investing any free cash in leases and loans. We generally fund our originations and growth using advances under our revolving bank facility and our CP conduit warehouse facilities. We had available cash and cash equivalents of $34.3 million at December 31, 2007 and $26.7 million at December 31, 2006.

Restricted Cash. We had $141.1 million of restricted cash as of December 31, 2007 compared to $57.7 million at December 31, 2006. Restricted cash consists primarily of the pre-funding cash reserves and advance payment accounts related to our term note securitizations.

Borrowings. Our primary borrowing relationships each require the pledging of eligible lease and loan receivables to secure amounts advanced. Our aggregate outstanding secured borrowings amounted to $773.1 million at December 31, 2007 and $616.3 million at December 31, 2006. Borrowings outstanding under the Company's revolving credit facilities and long-term debt consist of the following:

	For the 12 Months Ended December 31, 2007				As of December 31, 2007		
	Maximum Facility Amount	Maximum Month End Amount Outstanding	Average Amount Outstanding	Weighted Average Coupon	Amounts Outstanding	Weighted Average Coupon	Unused Capacity
	(Dollars in thousands)						
Revolving bank facility[1]	$ 40,000	$ 26,692	$ 6,346	7.86%	$ —	—	$ 40,000
CP conduit warehouse facilities[1]	300,000	220,727	105,875	5.63%	—	—	300,000
Term note securitizations[2]	—	832,260	562,773	4.83%	773,085	5.60%	—
	$340,000		$674,994	4.98%	$773,085	5.60%	$340,000

(1) Subject to lease or loan eligibility and borrowing base formula.

(2) Our term note securitizations are one-time fundings that pay down over time without any ability for us to draw down additional amounts. As of December 31, 2007, we had completed nine on-balance-sheet term note securitizations and had repaid five in their entirety.

Revolving bank facility. As of December 31, 2007 and December 31, 2006, the Company has a committed revolving line of credit with several participating banks to provide up to $40.0 million in borrowings at LIBOR plus 1.87%. It is secured by leases that meet specified eligibility criteria. Our revolving bank facility provides temporary funding pending the accumulation of sufficient pools of leases for financing through a CP conduit warehouse facility or an on-balance-sheet term note securitization. Funding under this facility is based on a borrowing base formula and factors in an assumed discount rate and advance rate against the pledged leases. The credit facility expires on March 31, 2009.

Our weighted average outstanding borrowings under this facility were $6.3 million for the year ended December 31, 2007 compared to $6.6 million for the year ended December 31, 2006. We incurred interest expense under this facility of $499,000 for the year ended December 31, 2007 compared to $497,000 for the year ended December 31, 2006.

As of December 31, 2007 and December 31, 2006, there were no borrowings outstanding under the revolving bank facility. For the years ended December 31, 2007 and December 31, 2006, the Company incurred commitment fees on the unused portion of the credit facility of $186,000 and $184,000, respectively.

CP conduit warehouse facilities. We have two Commercial Paper ("CP") conduit warehouse facilities that allow us to borrow, repay and re-borrow based on a borrowing base formula. In these transactions, we transfer pools of leases and interests in the related equipment to special purpose, bankruptcy remote subsidiaries. These special purpose entities in turn pledge their interests in the leases and related equipment to an unaffiliated conduit entity, which generally issues commercial paper to investors. The warehouse facilities allow the Company on an ongoing basis to transfer lease receivables to a wholly-owned, bankruptcy remote, special purpose subsidiary of the Company, which issues variable-rate notes to investors carrying an interest rate equal to the rate on commercial paper issued to fund the notes during the interest period. These facilities require that the Company limit its exposure to adverse interest rate movements on the variable-rate notes through entering into interest-rate cap agreements.

Borrowings under these facilities are based on borrowing base formulas with assumed discount rates and advance rates against the pledged collateral combined with specific portfolio concentration criteria. These financing arrangements have minimum annual fee requirements based on anticipated usage of the facilities.

00-A Warehouse Facility — This facility totals $125 million, was renewed in September 2007 and expires in March 2008. For the years ended December 31, 2007 and December 31, 2006, the weighted average interest rates were 5.43% and 5.89%, respectively. As of December 31, 2007 and December 31, 2006, there were no borrowings outstanding under this facility.

02-A Warehouse Facility — This facility totals $175 million and expires in March 2009. This facility has the ability to utilize both leases and business capital loan products in the borrowing base. For the years ended December 31, 2007 and December 31, 2006, the weighted average interest rate was 5.84% and 5.75%, respectively. As of December 31, 2007 and December 31, 2006, there were no borrowings outstanding under this facility.

Term note securitizations. Since our founding through December 31, 2007, we have completed nine on-balance-sheet term note securitizations of which four remain outstanding. In connection with each securitization transaction, we have transferred leases to our wholly-owned, special purpose bankruptcy remote subsidiaries and issued term debt collateralized by such commercial leases to institutional investors in private securities offerings. Our term note securitizations differ from our CP conduit warehouse facilities primarily in that our term note securitizations have fixed terms, fixed interest rates and fixed principal amounts. Our securitizations do not qualify for sales accounting treatment due to certain call provisions that we maintain and that the special purpose entities also hold residual assets. Accordingly, assets and the related debt of the special purpose entities are included in our Consolidated Balance Sheets. Our leases and restricted cash are assigned as collateral for these borrowings and there is no further recourse to the general credit of the Company. By entering into term note securitizations, we reduce outstanding borrowings under our CP conduit warehouse facilities and revolving bank facility, which increases the amounts available to us under these facilities to fund additional lease originations. Failure to pay down periodically the outstanding borrowings under our warehouse facilities, or increase such facilities, would significantly limit our ability to grow our lease portfolio. At December 31, 2007 and at December 31, 2006, outstanding term securitizations amounted to $773.1 million and $616.3 million, respectively.

As of December 31, 2007, $710.7 million of our net investment in leases and loans was pledged to our term note securitizations. Each of our outstanding term note securitizations is summarized below:

	Notes Originally Issued	Outstanding Balance as of December 31, 2007	Scheduled Maturity Date	Original Coupon Rate
	(Dollars in thousands)			
2004 — 1				
Class A-1	$ 89,000	$ —	August 2005	2.04%[2]
Class A-2	60,000	—	January 2007	2.91[2]
Class A-3	24,000	—	June 2007	3.36
Class A-4	61,574	2,962	May 2011	3.88[2]
Class B	49,684	19,358	May 2011	4.35
Class C	20,362	10,194	May 2011	5.47
	$304,620	$ 32,514		3.29%[1][2]
2005 — 1				
Class A-1	$ 92,000	$ —	August 2006	4.05%
Class A-2	73,500	—	January 2008	4.49
Class A-3	50,000	19,423	November 2008	4.63
Class A-4	46,749	46,749	August 2012	4.75
Class B	55,546	21,607	August 2012	5.09
Class C	22,765	11,003	August 2012	5.67
	$340,560	$ 98,782		4.60%[1][3]
2006 — 1				
Class A-1	$100,000	$ —	September 2007	5.48%
Class A-2	65,000	24,300	November 2008	5.43
Class A-3	65,000	65,000	December 2009	5.34
Class A-4	62,761	62,761	September 2013	5.33
Class B	62,008	48,957	September 2013	5.63
Class C	25,413	20,065	September 2013	6.20
	$380,182	$221,083		5.51%[1][4]
2007 — 1				
Class A-1	$112,000	$ 92,251	July 2008	5.21%
Class A-2	80,000	80,000	April 2009	5.35%
Class A-3	75,000	75,000	April 2010	5.32%
Class A-4	72,174	72,174	May 2011	5.37%
Class B	32,975	32,975	May 2011	5.82%
Class C	38,864	38,864	May 2011	6.31%
Class D	29,442	29,442	May 2011	7.30%
	$440,455	$420,706		5.70%[1][5]
Total Term Note Securitizations		$773,085		

(1) Represents the original weighted average initial coupon rate for all tranches of the securitization. In addition to this coupon interest, term securitizations also have other transaction costs which are amortized over the life of the borrowings as additional interest expense.

(2) Original coupon rate represents fixed-rate coupon payable on interest-rate swap agreement. Certain classes of the 2004 term note securitization were issued at variable rates to investors with the Company simultaneously entering interest-rate swap agreements to convert the borrowings to a fixed interest cost. For the weighted average term of the 2004-1 term note securitization, the weighted average coupon rate will approximate 3.81%.

(3) The weighted average coupon rate of the 2005-1 term note securitization will approximate 4.81% over the term of the borrowing.

(4) The weighted average coupon rate of the 2006-1 term note securitization will approximate 5.51% over the term of the borrowing.

(5) The weighted average coupon rate of the 2007-1 term note securitization will approximate 5.70% over the term of the borrowing.

Marlin Business Bank ("Bank"). In October 2005, the Company submitted an application for an Industrial Bank Charter with the Federal Deposit Insurance Corporation ("FDIC") and the State of Utah Department of Financial Institutions. On March 26, 2007, the Company announced that it received correspondence from the FDIC approving the application for FDIC deposit insurance made by the Company's proposed Utah Industrial Bank, Marlin Business Bank ("Bank"), subject to the conditions set forth in the Order issued by the FDIC. The Company then filed a request to modify its initial approved plan for the Bank.

In February 2008, the Company received notification from the FDIC approving the modified bank application. The Company anticipates opening the Bank in the first half of 2008. The FDIC's Order, the conditions of the approval and other related documents are available on the FDIC's Web site at www.fdic.gov.

The Bank will be wholly owned by Marlin Business Services Corp. In addition to further diversifying our funding sources, over time the Bank may add other product offerings to better serve our customer base. The Bank will be subject to FDIC and Utah Department of Financial Institutions rules and regulations. Marlin will provide the necessary capital to maintain the Bank at "well-capitalized" status as defined by banking regulations. Initial cash capital requirements are expected to be $12.0 million.

Initially, FDIC deposits will be raised from the brokered certificates of deposit market. All deposits will be transacted via telephone, mail, and/or ACH and wire transfer. There will be limited if any face-to-face interaction with deposit and lease/loan customers in the Bank's office. The Bank's initial asset product offering will consist of small-ticket leasing and loans similar to what we originate currently.

We have assembled a team of experienced bank managers and directors to provide leadership for the Bank. Many of the operational aspects of the Bank will be outsourced to Marlin Leasing Corp.

Financial Covenants

All of our secured borrowing arrangements have financial covenants that we must comply with in order to obtain funding through the facilities and to avoid an event of default. These covenants relate to, among other things, various financial covenants and maximum delinquency and default levels. A change in the Chief Executive Officer or President was an event of default under the revolving bank facility and warehouse facilities unless a replacement acceptable to the Company's lenders was hired within 90 days. Such an event was also an immediate event of servicer termination under the term securitizations. Marlin's former President resigned from his position on December 20, 2006. Dan Dyer, the Company's Chief Executive Officer, has assumed the title of President and George Pelose, in his expanded role as Chief Operating Officer, has assumed responsibility for all aspects of the Company's lease financing business. This change did not have any material adverse effect on our financing arrangements, because the appropriate consents and waivers for this change were obtained from all affected financing sources. Currently, a change in the individuals performing the duties currently encompassed by the roles of Chief Executive Officer or Chief Operating Officer is an event of default under our revolving bank facility and CP conduit warehouse facilities, unless we hire a replacement acceptable to our lenders within 180 days.

A merger or consolidation with another company in which the Company is not the surviving entity is also an event of default under the financing facilities. In addition, the revolving bank facility and CP conduit warehouse facilities contain cross-default provisions whereby certain defaults under one facility would also be an event of default on the other facilities, in essence simultaneously restricting our ability to access either of these critical sources of funding. A default by any of our term note securitizations is also considered an event of default under the revolving bank facility and CP conduit warehouse facilities. An event of default under any of the facilities could result in an acceleration of amounts outstanding under the facilities, foreclosure on all or a portion of the leases financed by the facilities and/or the removal of the Company as servicer of the leases financed by the facility. None of the Company's debt facilities contain subjective acceleration clauses allowing the creditor to accelerate the scheduled maturities of the obligation under conditions that are not objectively determinable (for example, "if the debtor fails to maintain satisfactory operations" or "if a material adverse change occurs").

Some of the critical financial and credit quality covenants under our borrowing arrangements as of December 31, 2007 include:

- Tangible net worth of not less than $95.0 million;
- Debt to equity ratio of not more than 10-to-1;
- Interest coverage ratio of not less than 1:50-to-1;
- A three-month rolling average charge-off ratio no higher than 3.00%.

As of December 31, 2007, the Company was in compliance with terms of the revolving bank facility, the warehouse facilities and the term securitization agreements.

Contractual Obligations

In addition to our scheduled maturities on our credit facilities and term debt, we have future cash obligations under various types of contracts. We lease office space and office equipment under long-term operating leases. The contractual obligations under our agreements, credit facilities, term securitizations, operating leases and commitments under non-cancelable contracts as of December 31, 2007 were as follows:

	Contractual Obligations as of December 31, 2007					
	Borrowings	Interest	Operating Leases	Leased Facilities	Capital Leases	Total
			(Dollars in thousands)			
2008	$313,111	$34,331	$ 8	$1,774	$45	$349,269
2009	226,355	19,455	5	1,706	11	247,532
2010	137,559	9,193	2	1,550	3	148,307
2011	74,556	3,286	—	1,408	—	79,250
2012	21,217	414	—	1436	—	23,067
Thereafter	287	4	—	599	—	890
Total	$773,085	$66,683	$15	$8,473	$59	$848,315

(1) Includes interest on term note securitizations only.

Market Interest-Rate Risk and Sensitivity

Market risk is the risk of losses arising from changes in values of financial instruments. We engage in transactions in the normal course of business that expose us to market risks. We attempt to mitigate such risks through prudent management practices and strategies such as attempting to match the expected cash flows of our assets and liabilities.

We are exposed to market risks associated with changes in interest rates and our earnings may fluctuate with changes in interest rates. The lease assets we originate are almost entirely fixed-rate. Accordingly, we generally seek to finance these assets with fixed interest cost term note securitization borrowings that we issue periodically.

Between term note securitization issues, we finance our new lease and loan originations through a combination of variable-rate warehouse facilities and working capital. Our mix of fixed- and variable-rate borrowings and our exposure to interest-rate risk changes over time. Over the past twelve months, the mix of variable-rate borrowings has ranged from zero to 37.5% of total borrowings and averaged 16.3%. Our highest exposure to variable-rate borrowings generally occurs just prior to the issuance of a term note securitization.

We use derivative financial instruments to attempt to further reduce our exposure to changing cash flows caused by possible changes in interest rates. We use forward starting interest-rate swap agreements to reduce our exposure to changing market interest rates prior to issuing a term note securitization. In this scenario, we usually enter into a forward starting swap to coincide with the forecasted pricing date of future term note securitizations. The intention of this derivative is to reduce possible variations in future cash flows caused by changes in interest rates prior to our forecasted securitization. The value of the derivative contract correlates with the movements of interest rates, and we may choose to hedge all or a portion of forecasted transactions.

These interest-rate swap agreements are designated as cash flow hedges of specific term note securitization transactions. During the term of each agreement, the fair value is recorded in other assets or other liabilities on the Consolidated Balance Sheets, and unrealized gains or losses are recorded in the equity section of the Consolidated Balance Sheets. The Company expects to terminate each agreement simultaneously with the pricing of the related term securitization, and amortize any realized gain or loss as an adjustment to interest expense over the term of the related borrowing.

Certain of these agreements were terminated simultaneously with the pricing of the related term securitization transactions. For each terminated agreement, the realized gain or loss was deferred and recorded in the equity section of the Consolidated Balance Sheets, and is being amortized as an adjustment to interest expense over the term of the related borrowing.

We issued a term note securitization in July 2004 with certain classes of notes issued at variable rates to investors. We simultaneously entered into interest-rate swap contracts to convert these borrowings to a fixed interest cost to the Company for the term of the borrowing. These interest-rate swap agreements are designated as cash flow hedges of the term note securitization. The fair value is recorded in other assets or other liabilities on the Consolidated Balance Sheets, and unrealized gains or losses are recorded in the equity section of the Consolidated Balance Sheets.

The ineffectiveness related to these interest-rate swap agreements designated as cash flow hedges was not material for the year ended December 31, 2007. The following tables summarize specific information regarding the interest-rate swap agreements described above:

For Active Agreements:

Inception Date Commencement Date	December, 2007 October, 2009	August, 2007 October, 2008	August, 2006 October, 2008	August 2006 October, 2007	July, 2004 July, 2004
			(Dollars in thousands)		
Notional amount:					
December 31, 2007	$100,000	$100,000	$100,000	$ —	$ 3,066
December 31, 2006	$ —	$ —	$100,000	$200,000	$48,958
For active agreements:					
Fair value recorded in other assets (liabilities)					
December 31, 2007	$ (46)	$ (2,010)	$ (2,704)	$ —	$ 4
December 31, 2006	$ —	$ —	$ (624)	$ (983)	$ 456
Unrealized gain (loss), net of tax, recorded in equity					
December 31, 2007	$ (28)	$ (1,213)	$ (1,632)	$ —	$ 2
December 31, 2006	$ —	$ —	$ (375)	$ (591)	$ 274

For Terminated Agreements:

Inception Date Commencement Date Termination Date	August 2006/August 2007 October, 2007 October, 2007	June/September, 2005 September, 2006 September, 2006	October/December, 2004 August, 2005 August, 2005
		(Dollars in thousands)	
Notional amount	$300,000	$225,000	$250,000
Realized gain (loss) at termination	$ (2,683)	$ 3,732	$ 3,151
Deferred gain (loss), net of tax, recorded in equity			
December 31, 2007	$ (1,462)	$ 974	$ 229
December 31, 2006	$ —	$ 1,900	$ 680
Amortization recognized as increase (decrease) in interest expense			
Year ended December 31, 2007	$ 255	$ (1,543)	$ (749)
Year ended December 31, 2006	$ —	$ (573)	$ (1,334)
Expected amortization during next 12 months as increase/(decrease) in interest expense	$ 1,136	$ (953)	$ (355)

The Company also uses interest-rate cap agreements that are not designated for hedge accounting treatment to fulfill certain covenants in its special purpose subsidiary's warehouse borrowing arrangements. Accordingly, these cap agreements are recorded at fair value in other assets at $182,000 and $193,000 as of December 31, 2007 and December 31, 2006, respectively. Changes in the fair values of the caps are recorded in financing related costs in the accompanying statements of operations. The notional amount of interest-rate caps owned as of December 31, 2007 and December 31, 2006 was $227.0 million and $225.0 million, respectively.

The Company also sells interest-rate caps to offset partially the interest-rate caps required to be purchased by the Company's special purpose subsidiary under its warehouse borrowing arrangements. These sales generate premium revenues to offset partially the premium cost of purchasing the required interest-rate caps. On a consolidated basis, the interest-rate cap positions sold partially offset the interest-rate cap positions owned. As of December 31, 2007 and December 31, 2006, the notional amount of interest-rate cap sold agreements totaled $214.8 million and $176.9 million, respectively. The fair value of interest-rate caps sold is recorded in other liabilities at $182,000 and $190,000 as of December 31, 2007 and December 31, 2006, respectively.

The following table provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including debt obligations. For debt obligations, the table presents the contractually scheduled maturities and the related weighted average interest rates as of December 31, 2007 expected as of and for each year ended through December 31, 2011 and for periods thereafter.

	Scheduled Maturities by Calendar Year					
	2008	2009	2010	2011	2012 & Thereafter	Total Carrying Amount
			(Dollars in thousands)			
Debt:						
Fixed-rate debt	$313,111	$226,355	$137,559	$ 74,556	$21,504	$773,085
Average fixed rate	5.49%	5.80%	6.15%	6.68%	7.82%	5.88%
Variable-rate debt	$ —	$ —	$ —	$ —	$ —	$ —
Average variable rate	—	—	—	—	—	—
Interest-rate caps purchased:						
Beginning notional balance	$227,000	$166,997	$109,628	$ 55,571	$13,144	$227,000
Ending notional balance	166,997	109,628	55,571	13,144	—	$ —
Average receive rate	6.01%	6.00%	6.00%	6.00%	6.00%	6.01%
Interest-rate caps sold:						
Beginning notional balance	$214,839	$165,504	$109,626	$ 55,571	$13,144	$214,839
Ending notional balance	165,504	109,626	55,571	13,144	—	$ —
Average pay rate	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%
Interest-rate swaps:						
Beginning notional balance	$ 3,248	$ —	$ —	$ —	$ —	$ 3,248
Ending notional balance	—	—	—	—	—	$ —
Average pay rate	3.88%	—	—	—	—	3.88%
Forward starting interest-rate swaps:						
Beginning notional balance	$300,000	$300,000	$300,000	$100,000	$ —	$300,000
Ending notional balance[(1)]	300,000	300,000	100,000	—	—	$ —
Average pay rate	4.79%	4.79%	4.63%	4.14%	—	4.79%

(1) The Company expects to terminate these agreements simultaneously with the pricing of its 2008 and 2009 term securitizations.

Our earnings are sensitive to fluctuations in interest rates. The revolving bank facility and CP conduit warehouse facilities charge variable rates of interest based on LIBOR, prime rate or commercial paper interest rates. Because our assets are predominantly fixed-rate, increases in these market interest rates would negatively impact earnings and decreases in the rates would positively impact earnings because the rate charged on our borrowings would change faster than our assets could reprice. We would have to offset increases in borrowing costs by adjusting the pricing of our new originations or our net interest margin would be reduced. There can be no assurance that we will be able to offset higher borrowing costs with increased pricing of our assets.

For example, the impact of a hypothetical 100 basis point, or 1.00%, increase in the market rates for which our borrowings are indexed for the year ended December 31, 2007 would have been to reduce net interest and fee income by approximately $1.1 million based on our average variable-rate warehouse borrowings of approximately $112.2 million for the year then ended, excluding the effects of any changes in the value of derivatives, taxes and possible increases in the yields from our lease and loan portfolios due to the origination of new contracts at higher interest rates.

We manage and monitor our exposure to interest-rate risk using balance sheet simulation models. Such models incorporate many of our assumptions about our business including new asset production and pricing, interest rate forecasts, overhead expense forecasts and assumed credit losses. Past experience drives many of the assumptions used in our simulation models and actual results could vary substantially.

Selected Quarterly Data (Unaudited)

	Fiscal Year Quarters			
	First	Second	Third	Fourth
	(Dollars in thousands, except per share amounts)			
Year ended December 31, 2007				
Interest income	$ 21,437	$ 22,151	$ 22,622	$ 24,021
Fee income	5,615	5,186	5,685	5,510
Interest and fee income	27,052	27,337	28,307	29,531
Interest expense	7,711	8,256	8,768	10,587
Provision for credit losses	3,392	3,468	3,966	6,395
Income tax expense	3,282	3,381	3,298	2,114
Net income	5,027	5,178	5,028	3,053
Basic earnings per share	0.42	0.43	0.41	0.25
Diluted earnings per share	0.41	0.42	0.41	0.25
Net investment in leases and loans	723,057	748,139	755,928	765,938
Total assets	817,403	842,202	851,557	959,654
Deferred tax liability	21,107	21,107	17,613	15,682
Total liabilities	676,500	694,551	701,124	809,509
Retained earnings	55,472	60,650	65,678	68,731
Total stockholders' equity	140,903	147,651	150,433	150,145
Year ended December 31, 2006				
Interest income	$ 17,819	$ 18,549	$ 19,629	$ 21,648
Fee income	4,907	5,097	5,241	5,066
Interest and fee income	22,726	23,646	24,870	26,714
Interest expense	5,495	6,006	6,888	8,173
Provision for credit losses	2,415	1,599	3,082	2,838
Income tax expense	3,091	3,452	3,088	2,946
Net income	4,734	5,288	4,730	3,882
Basic earnings per share	0.40	0.45	0.40	0.33
Diluted earnings per share	0.39	0.44	0.39	0.32
Net investment in leases and loans	588,644	622,815	656,842	693,911
Total assets	670,295	698,107	886,919	795,452
Deferred tax liability	25,307	25,135	23,729	22,931
Total liabilities	551,104	571,866	757,318	661,163
Retained earnings	36,545	41,833	46,563	50,445
Total stockholders' equity	119,191	126,241	129,601	134,289

Recently Issued Accounting Standards

In December 2004, the FASB issued Statement No. 123(R) *Share-Based Payment*, an amendment of FASB Statements 123 and 95, requiring companies to recognize expense on the grant-date for the fair value of stock options and other equity-based compensation issued to employees and non-employees. The Statement is effective for most public companies' interim or annual periods beginning after June 15, 2005 (not later than January 1, 2006 for calendar-year-end companies). All public companies must use either the modified prospective or the modified retrospective transition method. The Company used the modified prospective method whereby awards that are granted, modified, or settled after the date of adoption will be measured and accounted for in accordance with Statement 123(R). Unvested equity classified awards that were granted prior to the effective date will be accounted for in accordance with Statement 123(R) and expensed as the awards vest based on their grant date fair value. Accordingly, the Company adopted this rule in the first quarter of 2006 and during the year ended December 31, 2006, the Company recognized approximately $816,000 of pre-tax expense for the vesting of stock options issued prior to January 1, 2006, of which $106,000 was from accelerated vesting due to the separation agreement related to the resignation of Marlin's former President effective December 20, 2006.

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3*. SFAS No. 154 changes the accounting for and reporting of a voluntary change in accounting principle and replaces APB Opinion No. 20 and SFAS No. 3. Under Opinion No. 20, most changes in accounting principle were reported in the income statement of the period of change as a cumulative adjustment. However, under SFAS No. 154, a voluntary change in accounting principle must be shown retrospectively in the financial statements, if practicable, for all periods presented. In cases where retrospective application is impracticable, an adjustment to the assets and liabilities and a corresponding adjustment to retained earnings can be made as of the beginning of the earliest period for which retrospective application is practicable rather than being reported in the income statement. The adoption of SFAS No. 154 did not have a material effect on the Company's consolidated financial statements.

In February 2006, the FASB issued SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments, an amendment of SFAS No. 133 and No. 140*. This Statement, which became effective for fiscal years beginning after September 15, 2006, addresses certain beneficial interests in securitized financial assets. The adoption of SFAS No. 155 did not have a material impact on the consolidated earnings or financial position of the Company.

In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes*. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance is also provided on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. In May 2007, the FASB issued FASB Staff Position No. FIN 48-1, *Definition of Settlement in FASB Interpretation No. 48* ("FSP FIN 48-1"), which clarifies when a tax position is considered settled under FIN 48. FSP FIN 48-1 is applicable at the adoption of FIN 48. The adoption of FIN 48 and the subsequent guidance in FSP FIN 48-1 did not have a material impact on the consolidated earnings or financial position of the Company.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS 157 does not require any new fair value measurements. The changes to current practice resulting from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS 157, however, does not apply under accounting pronouncements that address share-based payment transactions, including SFAS 123(R) and its related interpretative pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 157 is not expected to have a material impact on the consolidated earnings or financial position of the Company.

In September 2006, the SEC staff issued SEC Staff Accounting Bulletin Topic 1N, *Financial Statements — Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements* ("SAB 108"). In SAB 108 the SEC staff concluded that a dual approach should be used to compute the amount of a misstatement. Specifically, the amount should be computed using both a current year income statement perspective ("roll-over" method) and a year-end balance sheet perspective ("iron-curtain" method.) This dual approach must be adopted for fiscal years ending after November 15, 2006. The implementation of SAB 108 did not have a material impact on the consolidated earnings or financial position of the Company.

On February 15, 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115.* This Statement permits an entity to irrevocably elect to report selected financial assets and liabilities at fair value, with subsequent changes in fair value reported in earnings. The election may be applied on an instrument-by-instrument basis. The Statement also establishes additional presentation and disclosure requirements for items measured using the fair value option. SFAS 159 is effective for all financial statements issued for fiscal years beginning after November 15, 2007. Marlin is currently evaluating this Statement. However, the Statement is not expected to have a material impact on the consolidated earnings or financial position of the Company.

Item 7A. ***Quantitative and Qualitative Disclosures about Market Risk***

The information appearing in the section captioned "Management's Discussion and Analysis of Operations and Financial Condition — Market Interest-Rate Risk and Sensitivity" under Item 7 of this Form 10-K is incorporated herein by reference.

Item 8. ***Financial Statements and Supplementary Data***

Management's Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making its assessment of internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission in *Internal Control — Integrated Framework.*

Management has concluded that, as of December 31, 2007, the Company's internal control over financial reporting was effective based on the criteria set forth by the COSO of the Treadway Commission in *Internal Control — Integrated Framework.*

The effectiveness of our internal controls over financial reporting as of December 31, 2007 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

March 5, 2008

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Marlin Business Services Corp. and Subsidiaries
Mount Laurel, New Jersey

We have audited the internal control over financial reporting of Marlin Business Services Corp. and subsidiaries (the "Company") as of December 31, 2007, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated March 5, 2008 expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph regarding the Company changing its method of accounting for stock-based compensation in 2006.

Deloitte & Touche LLP

Philadelphia, Pennsylvania
March 5, 2008

MARLIN BUSINESS SERVICES CORP. AND SUBSIDIARIES

Index to Consolidated Financial Statements

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Marlin Business Services Corp. and Subsidiaries
Mount Laurel, New Jersey

We have audited the accompanying consolidated balance sheets of Marlin Business Services Corp. and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Marlin Business Services Corp. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 13 to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation in 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Philadelphia, Pennsylvania
March 5, 2008

**MARLIN BUSINESS SERVICES CORP.
AND SUBSIDIARIES**

CONSOLIDATED BALANCE SHEETS

	December 31, 2007	December 31, 2006
	(Dollars in thousands, except per-share data)	
ASSETS		
Cash and cash equivalents	$ 34,347	$ 26,663
Restricted cash	141,070	57,705
Net investment in leases and loans	765,938	693,911
Property and equipment, net	3,266	3,430
Property tax receivables	539	257
Fair value of cash flow hedge derivatives	4	456
Other assets	14,490	13,030
Total assets	$959,654	$795,452
LIABILITIES AND STOCKHOLDERS' EQUITY		
Revolving and term secured borrowings	$773,085	$616,322
Other liabilities:		
Fair value of cash flow hedge derivatives	4,760	1,607
Sales and property taxes payable	5,756	8,034
Accounts payable and accrued expenses	10,226	12,269
Deferred income tax liability	15,682	22,931
Total liabilities	809,509	661,163
Commitments and contingencies (Note 8)		
Stockholders' equity:		
Common Stock, $0.01 par value; 75,000,000 shares authorized; 12,201,304 and 12,030,259 shares issued and outstanding, respectively	122	120
Preferred Stock, $0.01 par value; 5,000,000 shares authorized; none issued	—	—
Additional paid-in capital	84,429	81,850
Stock subscription receivable	(7)	(18)
Cumulative other comprehensive (loss) income	(3,130)	1,892
Retained earnings	68,731	50,445
Total stockholders' equity	150,145	134,289
Total liabilities and stockholders' equity	$959,654	$795,452

See accompanying notes to consolidated financial statements.

MARLIN BUSINESS SERVICES CORP.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2007	2006	2005
	(Dollars in thousands, except per-share data)		
Income:			
Interest income	$ 90,231	$ 77,644	$ 67,572
Fee income	21,996	20,311	17,957
Interest and fee income	112,227	97,955	85,529
Interest expense	35,322	26,562	20,835
Net interest and fee income	76,905	71,393	64,694
Provision for credit losses	17,221	9,934	10,886
Net interest and fee income after provision for credit losses	59,684	61,459	53,808
Insurance and other income	6,684	5,501	4,682
Net interest and other revenue after provision for credit losses	66,368	66,960	58,490
Non-interest expense			
Salaries and benefits	21,329	22,468	18,173
General and administrative	13,633	11,957	11,908
Financing related costs	1,045	1,324	1,554
Non-interest expense	36,007	35,749	31,635
Income before income taxes	30,361	31,211	26,855
Income taxes	12,075	12,577	10,607
Net income	$ 18,286	$ 18,634	$ 16,248
Basic earnings per share	$ 1.51	$ 1.58	$ 1.41
Diluted earnings per share	$ 1.49	$ 1.53	$ 1.36
Weighted average shares used in computing basic earnings per share	12,079,172	11,803,973	11,551,589
Weighted average shares used in computing diluted earnings per share	12,299,051	12,161,479	11,986,088

See accompanying notes to consolidated financial statements.

MARLIN BUSINESS SERVICES CORP.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Shares	Common Stock	Additional Paid-In Capital	Stock Subscription Receivable	Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders' Equity
	(Dollars in thousands, except per-share data)						
Balance, December 31, 2004	11,527,697	$115	$74,352	$(54)	$ 374	$15,563	$ 90,350
Issuance of common stock	19,792	—	356	—	—	—	356
Exercise of stock options	147,591	1	594	—	—	—	595
Tax benefit on stock options exercised	—	—	972	—	—	—	972
Payment of receivables	—	—	—	29	—	—	29
Restricted stock grant	60,145	1	—	—	—	—	1
Restricted stock compensation recognized	—	—	912	—	—	—	912
Net unrealized gains on cash flow hedge derivatives, net of tax	—	—	—	—	3,146	—	3,146
Net income	—	—	—	—	—	16,248	16,248
Balance, December 31, 2005	11,755,225	$117	$77,186	$(25)	$ 3,520	$31,811	$112,609
Issuance of common stock	15,739	—	343	—	—	—	343
Exercise of stock options	156,494	2	688	—	—	—	690
Tax benefit on stock options exercised	—	—	1,048	—	—	—	1,048
Stock option compensation recognized	—	—	1,090	—	—	—	1,090
Payment of receivables	—	—	—	7	—	—	7
Restricted stock grant	102,801	1	—	—	—	—	1
Restricted stock compensation recognized	—	—	1,495	—	—	—	1,495
Net unrealized loss on cash flow hedge derivatives, net of tax	—	—	—	—	(1,628)	—	(1,628)
Net income	—	—	—	—	—	18,634	18,634
Balance, December 31, 2006	12,030,259	$120	$81,850	$(18)	$ 1,892	$50,445	$134,289
Issuance of common stock	17,994	—	290	—	—	—	290
Repurchase of common stock	(122,000)	(1)	(1,613)	—	—	—	(1,614)
Exercise of stock options	217,417	2	1,742	—	—	—	1,744
Tax benefit on stock options exercised	—	—	1,220	—	—	—	1,220
Stock option compensation recognized	—	—	413	—	—	—	413
Payment of receivables	—	—	—	11	—	—	11
Restricted stock grant	57,634	1	—	—	—	—	1
Restricted stock compensation recognized	—	—	527	—	—	—	527
Net unrealized loss on cash flow hedge derivatives, net of tax	—	—	—	—	(5,022)	—	(5,022)
Net income	—	—	—	—	—	18,286	18,286
Balance, December 31, 2007	12,201,304	$122	$84,429	$ (7)	$(3,130)	$68,731	$150,145

See accompanying notes to consolidated financial statements.

MARLIN BUSINESS SERVICES CORP.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2007	2006	2005
		(In thousands)	
Cash flows from operating activities:			
Net income	$ 18,286	$ 18,634	$ 16,248
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	2,877	2,766	3,136
Stock-based compensation	940	2,585	912
Excess tax benefits from stock-based payment arrangements	(1,198)	(1,105)	—
Amortization of deferred net (gain) on cash flow hedge derivatives	(2,037)	(1,907)	(686)
Provision for credit losses	17,221	9,934	10,886
Deferred taxes	(3,949)	(1,346)	5,143
Amortization of deferred initial direct costs and fees	16,150	13,264	11,916
Deferred initial direct costs and fees	(19,269)	(19,173)	(14,270)
Loss (gain) on equipment disposed	640	(284)	41
Effect of changes in other operating items:			
Other assets	(206)	860	2,524
Other liabilities	(6,959)	4,219	4,274
Net cash provided by operating activities	22,496	28,447	40,124
Cash flows from investing activities:			
Purchases of equipment for direct financing lease contracts and funds used to originate loans	(388,376)	(388,661)	(318,413)
Principal collections on leases and loans	298,584	258,865	221,158
Security deposits collected, net of returns	(2,380)	(1,224)	(598)
Proceeds from the sale of equipment	5,404	5,947	6,376
Acquisitions of property and equipment	(1,106)	(873)	(1,457)
Change in restricted cash	(83,365)	(9,918)	(10,455)
Net cash used in investing activities	(171,239)	(135,864)	(103,389)
Cash flows from financing activities:			
Issuances of common stock	301	350	385
Repurchases of common stock	(1,614)	—	—
Exercise of stock options	1,744	690	595
Excess tax benefits from stock-based payment arrangements	1,198	1,105	—
Debt issuance costs	(1,965)	(2,010)	(1,514)
Term securitization advances	440,455	380,182	340,560
Term securitization repayments	(283,692)	(280,709)	(246,348)
Secured bank facility advances	173,960	159,624	50,581
Secured bank facility repayments	(173,960)	(159,624)	(50,581)
Warehouse advances	242,046	217,168	169,005
Warehouse repayments	(242,046)	(217,168)	(181,038)
Net cash provided by financing activities	156,427	99,608	81,645
Net increase (decrease) in cash and cash equivalents	7,684	(7,809)	18,380
Cash and cash equivalents, beginning of period	26,663	34,472	16,092
Cash and cash equivalents, end of period	$ 34,347	$ 26,663	$ 34,472
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ 34,976	$ 26,423	$ 19,101
Cash paid for income taxes	15,708	10,708	5,938

See accompanying notes to consolidated financial statements.

MARLIN BUSINESS SERVICES CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The Company

Marlin Business Services Corp. ("Company") was incorporated in the Commonwealth of Pennsylvania on August 5, 2003. Through its principal operating subsidiary, Marlin Leasing Corporation, the Company provides equipment leasing and working capital solutions primarily to small businesses nationwide in a segment of the equipment leasing market commonly referred to in the leasing industry as the small-ticket segment. The Company finances over 70 categories of commercial equipment important to its end user customers including copiers, telephone systems, computers and certain commercial and industrial equipment. Marlin Leasing Corporation is managed as a single business segment.

References to the "Company," "Marlin," "we," "us," and "our" herein refer to Marlin Business Services Corp. and its wholly-owned subsidiaries after giving effect to the reorganization described below, unless the context otherwise requires.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform to the current presentation.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used when accounting for income recognition, the residual values of leased equipment, the allowance for credit losses, deferred initial direct costs and fees, late fee receivables, performance assumptions for stock-based compensation awards, valuations of warrants and income taxes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Restricted Cash

Restricted cash consists primarily of the cash reserve, advance payment accounts and cash held by the trustee related to the Company's term securitizations. The restricted cash balance also includes amounts due from securitizations representing reimbursements of servicing fees and excess spread income.

Net Investment in Leases and Loans

The Company uses the direct finance method of accounting to record direct financing leases and related interest income. At the inception of a lease, the Company records as an asset the minimum future lease payments receivable, plus the estimated residual value of the leased equipment, less unearned lease income. Initial direct costs and fees related to lease originations are deferred as part of the investment and amortized over the lease term. Unearned lease income is the amount by which the total lease receivable plus the estimated residual value exceeds the cost of the equipment. Unearned lease income, net of initial direct costs and fees, is recognized as revenue over the lease term using the interest method.

Residual values reflect the estimated amounts to be received at lease termination from lease extensions, sales or other dispositions of leased equipment. Estimates are based on industry data and management's experience. Management performs periodic reviews of the estimated residual values recorded and any impairment, if other than temporary, is recognized in the current period.

Allowance for Credit Losses

We maintain an allowance for credit losses at an amount sufficient to absorb losses inherent in our existing lease and loan portfolios as of the reporting dates based on our projection of probable net credit losses. To project probable net credit losses, we perform a migration analysis of delinquent and current accounts. A migration analysis is a technique used to estimate the likelihood that an account will progress through the various delinquency stages and ultimately charge off. In addition to the migration analysis, we also consider other factors including recent trends in delinquencies and charge-offs; accounts filing for bankruptcy; recovered amounts; forecasting uncertainties; the composition of our lease and loan portfolios; economic conditions; and seasonality. We then establish an allowance for credit losses for the projected probable net credit losses based on this analysis. A provision is charged against earnings to maintain the allowance for credit losses at the appropriate level. Our policy is to charge-off against the allowance the estimated unrecoverable portion of accounts once they reach 121 days delinquent.

Our projections of probable net credit losses are inherently uncertain, and as a result we cannot predict with certainty the amount of such losses. Changes in economic conditions, the risk characteristics and composition of the portfolio, bankruptcy laws, and other factors could impact our actual and projected net credit losses and the related allowance for credit losses. To the degree we add new leases and loans to our portfolios, or to the degree credit quality is worse than expected, we will record expense to increase the allowance for credit losses for the estimated net losses inherent in our portfolios. Actual losses may vary from current estimates.

Property and Equipment

The Company records property and equipment at cost. Equipment capitalized under capital leases is recorded at the present value of the minimum lease payments due over the lease term. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets or lease term, whichever is shorter. The Company generally uses depreciable lives that range from three to seven years based on equipment type.

Other Assets

Included in other assets on the Consolidated Balance Sheets are transaction costs associated with warehouse facilities and term securitization transactions that are being amortized over the estimated lives of the related warehouse facilities and the term securitization transactions using a method which approximates the interest method. In addition, other assets include prepaid expenses, accrued fee income and progress payments on equipment purchased to lease.

Securitizations

From inception through December 31, 2007, the Company has completed nine term note securitizations of which five have been repaid. In connection with each transaction, the Company has established a bankruptcy remote special purpose subsidiary and issued term debt to institutional investors. Under Statement of Financial Accounting Standards ("SFAS") No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement 125*, the Company's securitizations do not qualify for sales accounting treatment due to certain call provisions that the Company maintains as well as the fact that the special purpose entities used in connection with the securitizations also hold the residual assets. Accordingly, assets and related debt of the special purpose entities are included in the accompanying Consolidated Balance Sheets. The Company's leases and restricted cash are assigned as collateral for these borrowings and there is no further recourse to the general credit of the Company. Collateral in excess of these borrowings represents the Company's maximum loss exposure.

Derivatives

SFAS 133, as amended, *Accounting for Derivative Instruments and Hedging Activities*, requires recognition of all derivatives at fair value as either assets or liabilities in the Consolidated Balance Sheets. The Company records the fair value of derivative contracts based on market value indications supplied by financial institutions who are also counterparty to the derivative contracts. The accounting for subsequent changes in the fair value of these derivatives depends on whether it has been designated and qualifies for hedge accounting treatment pursuant to the accounting standard. For derivatives not designated or qualifying for hedge accounting, the related gain or loss is recognized in earnings for each period and included in other income or financing related costs in the Consolidated Statements of Operations. For derivatives designated for hedge accounting, initial assessments are made as to whether the hedging relationship is expected to be highly effective and ongoing periodic assessments may be required to determine the ongoing effectiveness of the hedge. The gain or loss on derivatives qualifying for hedge accounting is recorded in other comprehensive income on the balance sheet net of tax effects (unrealized gain or loss on cash flow hedge derivatives) or in current period earnings depending on the effectiveness of the hedging relationship.

Income recognition

Interest income is recognized under the effective interest method. The effective interest method of income recognition applies a constant rate of interest equal to the internal rate of return on the lease. When a lease or loan is 90 days or more delinquent, the lease or loan is classified as being on non-accrual and we do not recognize interest income until the contract is less than 90 days delinquent.

Fee Income

Fee income consists of fees for delinquent lease or loan payments and cash collected on early termination of leases. Fee income also includes net residual income, which includes income from lease renewals and gains and losses on the realization of residual values of equipment disposed at the end of term.

At the end of the original lease term, lessees may choose to purchase the equipment, renew the lease or return the equipment to the Company. The Company receives income from lease renewals when the lessee elects to retain the equipment longer than the original term of the lease. This income, net of appropriate periodic reductions in the estimated residual values of the related equipment, is included in fee income as net residual income.

When the lessee elects to return the equipment at lease termination, the equipment is transferred to other assets at the lower of its basis or fair market value. The Company generally sells returned equipment to an independent third party, rather than leasing the equipment a second time. The Company does not maintain equipment in other assets for longer than 120 days. Any loss recognized on transferring the equipment to other assets, and any gain or loss realized on the sale of equipment to the lessee or to others is included in fee income as net residual income.

Fee income from delinquent lease payments is recognized on an accrual basis based on anticipated collection rates. Other fees are recognized when received. Management performs periodic reviews of the estimated residual values and any impairment, if other than temporary, is recognized in the current period.

Insurance and Other Income

Insurance income is recognized on an accrual basis as earned over the term of the lease. Payments that are 120 days or more past due are charged against income. Ceding commissions, losses and loss adjustment expenses are recorded in the period incurred and netted against insurance income. Other income includes fees received from lease syndications and gains on sales of leases which are recognized when received.

Initial direct costs and fees

The Company defers initial direct costs incurred and fees received to originate our leases and loans in accordance with SFAS No. 91, *Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases.* The initial direct costs and fees deferred are part of the net investment in leases and loans and are amortized to interest income using the effective interest method. We defer third-party commission costs as well as certain internal costs directly related to the origination activity. Internal costs subject to deferral include evaluating the prospective customer's financial condition, evaluating and recording guarantees and other security arrangements, negotiating terms, preparing and processing documents and closing the transaction. The fees we defer are documentation fees collected at inception. The realization of the deferred initial direct costs, net of fees deferred, is predicated on the net future cash flows generated by our lease and loan portfolios.

Common Stock and Equity

On November 2, 2007, the Board of Directors approved a stock repurchase plan. Under the stock repurchase plan, the Company is authorized to repurchase common stock on the open market. The par value of the shares repurchased is charged to common stock with the excess of the purchase price over par charged against any available additional paid-in capital.

Financing Related Costs

Financing related costs consist of bank commitment fees and the change in fair value of derivative agreements.

Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), *Share-Based Payment.* SFAS 123(R) amended SFAS 123, *Accounting for Stock-Based Compensation* and superseded Accounting Principles Board Opinion ("APB") No. 25, *Accounting for Stock Issued to Employees.* In March 2005, the SEC issued Staff Accounting Bulletin ("SAB") No. 107 to provide guidance on the valuation of share-based payments for public companies. SFAS 123(R) requires companies to recognize all share-based payments, which include stock options and restricted stock, in compensation expense over the service period of the share-based payment award. SFAS 123(R) establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees, except for equity instruments held by employee share ownership plans.

The Company adopted SFAS 123(R) effective January 1, 2006 using the modified prospective method in which compensation cost is recognized over the service period for all awards granted subsequent to the Company's adoption of SFAS 123(R) as well as for the unvested portions of awards outstanding as of the Company's adoption of SFAS 123(R). In accordance with the modified prospective method, results for prior periods have not been restated.

Prior to the adoption of SFAS 123(R), the Company applied the recognition and measurement principles of APB 25 as allowed by SFAS 123 and SFAS 148, *Accounting for Stock-based Compensation — Transition and Disclosure.* Accordingly, no stock-based compensation was recognized in net income for stock options granted with an exercise price equal to the market value of the underlying common stock on the date of the grant and the related number of options granted were fixed at that point in time.

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, *Accounting for Income Taxes.* SFAS No. 109 requires the use of the asset and liability method under which deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities, given the provisions of the enacted tax laws. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any necessary valuation allowance recorded against net deferred tax assets. The process involves summarizing temporary differences resulting from the different treatment of items, for example, leases for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the Consolidated Balance Sheets. Our management must then assess the likelihood that deferred tax assets will be recovered from future taxable income or tax carry-back availability and, to the extent our management believes recovery is not likely, a valuation allowance must be established. To the extent that we establish a valuation allowance in a period, an expense must be recorded within the tax provision in the Statement of Operations. The Company has utilized net operating loss carryforwards ("NOL") for state and federal income tax purposes. The Tax Reform Act of 1986 contains provisions that may limit the NOL's available to be used in any given year upon the occurrence of certain events, including significant changes in ownership interest. A change in the ownership of a company greater than 50% within a three-year period results in an annual limitation on a company's ability to utilize its NOL's from tax periods prior to the ownership change. Management believes that the corporate reorganization and initial public offering in November 2003 did not have a material effect on its ability to utilize these NOL's. No valuation allowance has been established against net deferred tax assets related to our NOL utilization.

The Company adopted the provisions of FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes*, on January 1, 2007. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance is also provided on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on our evaluation, we concluded that there are no significant uncertain tax positions requiring recognition in our financial statements. There was no effect on our financial condition or results of operations as a result of implementing FIN 48, and we did not have any unrecognized tax benefits. At December 31, 2007, there have been no changes to the liability for uncertain tax positions and there are no unrecognized tax benefits. The periods subject to examination for the Company's federal return include the 1997 tax year to the present. Marlin files state income tax returns in various states which may have different statutes of limitations. Generally, state income tax returns for years 2002 through 2007 are subject to examination.

The Company records penalties and accrued interest related to uncertain tax positions in income tax expense. Such adjustments have historically been minimal and immaterial to our financial results.

Earnings Per Share

The Company follows SFAS No. 128, *Earnings Per Share.* Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed based on the weighted average number of common shares outstanding and the dilutive impact of the exercise or conversion of common stock equivalents, such as stock options, warrants and convertible preferred stock, into shares of Common Stock as if those securities were exercised or converted.

Recent Accounting Pronouncements

In December 2004, the FASB issued Statement No. 123(R) *Share-Based Payment*, an amendment of FASB Statements 123 and 95, requiring companies to recognize expense on the grant-date for the fair value of stock options and other equity-based compensation issued to employees and non-employees. The Statement is effective for most public companies' interim or annual periods beginning after June 15, 2005 (not later than January 1, 2006 for calendar-year-end companies). All public companies must use either the modified prospective or the modified retrospective transition method. The Company used the modified prospective method whereby awards that are granted, modified, or settled after the date of adoption will be measured and accounted for in accordance with Statement 123(R). Unvested equity classified awards that were granted prior to the effective date will be accounted for in accordance with Statement 123(R) and expensed as the awards vest based on their grant date fair value. Accordingly, the Company adopted this rule in the first quarter of 2006 and during the year ended December 31, 2006, the Company recognized approximately $816,000 of pre-tax expense for the vesting of stock options issued prior to January 1, 2006, of which $106,000 was from accelerated vesting due to the separation agreement related to the resignation of Marlin's former President effective December 20, 2006.

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3.* SFAS No. 154 changes the accounting for and reporting of a voluntary change in accounting principle and replaces APB Opinion No. 20 and SFAS No. 3. Under Opinion No. 20, most changes in accounting principle were reported in the income statement of the period of change as a cumulative adjustment. However, under SFAS No. 154, a voluntary change in accounting principle must be shown retrospectively in the financial statements, if practicable, for all periods presented. In cases where retrospective application is impracticable, an adjustment to the assets and liabilities and a corresponding adjustment to retained earnings can be made as of the beginning of the earliest period for which retrospective application is practicable rather than being reported in the income statement. The adoption of SFAS No. 154 did not have a material effect on the Company's consolidated financial statements.

In February 2006, the FASB issued SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments, an amendment of SFAS No. 133 and No. 140.* This Statement, which became effective for fiscal years beginning after September 15, 2006, addresses certain beneficial interests in securitized financial assets. The adoption of SFAS No. 155 did not have a material impact on the consolidated earnings or financial position of the Company.

In June 2006, the FASB issued FIN 48, *Accounting for Uncertainty in Income Taxes.* This Interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance is also provided on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. In May 2007, the FASB issued FASB Staff Position No. FIN 48-1, *Definition of Settlement in FASB Interpretation No. 48* ("FSP FIN 48-1"), which clarifies when a tax position is considered settled under FIN 48. FSP FIN 48-1 is applicable at the adoption of FIN 48. The adoption of FIN 48 and the subsequent guidance in FSP FIN 48-1 did not have a material impact on the consolidated earnings or financial position of the Company.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements.* This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS 157 does not require any new fair value measurements. The changes to current practice resulting from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS 157, however, does not apply under accounting pronouncements that address share-based payment transactions, including SFAS 123(R) and its related interpretative pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 is not expected to have a material impact on the consolidated earnings or financial position of the Company.

In September 2006, the SEC staff issued SEC Staff Accounting Bulletin Topic 1N, *Financial Statements — Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements* ("SAB 108"). In SAB 108 the SEC staff concluded that a dual approach should be used to compute the amount of a misstatement. Specifically, the amount should be computed using both a current year income statement perspective ("roll-over" method) and a year-end balance sheet perspective ("iron-curtain" method). This dual approach must be adopted for fiscal years ending after November 15, 2006. The implementation of SAB 108 did not have a material impact on the consolidated earnings or financial position of the Company.

On February 15, 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115.* This Statement permits an entity to irrevocably elect to report selected financial assets and liabilities at fair value, with subsequent changes in fair value reported in earnings. The election may be applied on an instrument-by-instrument basis. The Statement also establishes additional presentation and disclosure requirements for items measured using the fair value option. SFAS 159 is effective for all financial statements issued for fiscal years beginning after November 15, 2007. Marlin is currently evaluating this Statement. However, the Statement is not expected to have a material impact on the consolidated earnings or financial position of the Company.

3. Net Investment in Leases and Loans

Net investment in leases and loans consists of the following:

	December 31, 2007	December 31, 2006
	(Dollars in thousands)	
Minimum lease payments receivable	$ 865,156	$ 797,697
Estimated residual value of equipment	50,798	48,188
Unearned lease income, net of initial direct costs and fees deferred	(137,909)	(128,252)
Security deposits	(15,144)	(17,524)
Loans, net of unamortized deferred fees and costs	14,025	2,003
Allowance for credit losses	(10,988)	(8,201)
	$ 765,938	$ 693,911

Minimum lease payments receivable under lease contracts and the amortization of unearned lease income, net of initial direct costs and fees deferred, are as follows as of December 31, 2007:

	Minimum Lease Payments Receivable	Income Amortization
	(Dollars in thousands)	
Year Ending December 31:		
2008	$345,426	$ 70,067
2009	252,131	40,177
2010	158,430	19,402
2011	83,306	7,105
2012	25,430	1,147
Thereafter	433	11
	$865,156	$137,909

A total of $826.0 million of minimum lease payments receivable are assigned as collateral for borrowings as further discussed in Note 9.

Initial direct costs and fees deferred were $27.4 million and $24.3 million as of December 31, 2007 and 2006, respectively, and are netted in unearned income and will be amortized to income using the level yield method. At December 31, 2007 and 2006, $38.6 million and $35.1 million, respectively, of the estimated residual value of equipment related to copiers.

Income is not recognized on leases or loans when a default on monthly payment exists for a period of 90 days or more. Income recognition resumes when the contract becomes less than 90 days delinquent. As of December 31, 2007 and 2006, the Company maintained total finance receivables which were on a non-accrual basis of $3.7 million and $2.3 million, respectively. As of December 31, 2007 and 2006, the Company had total finance receivables in which the terms of the original agreements had been renegotiated in the amount of $7.0 million and $3.8 million, respectively.

4. Concentrations of Credit Risk

As of December 31, 2007, leases approximating 14% and 9% of the net investment balance of leases by the Company were located in the states of California and Florida, respectively. No other state accounted for more than 8% of the net investment balance of leases owned and serviced by the Company as of December 31, 2007. As of December 31, 2007 no single vendor source accounted for more than 5% of the net investment balance of leases owned by the Company. The largest single obligor accounted for less than 1% of the net investment balance of leases owned by the Company as of December 31, 2007. Although the Company's portfolio of leases includes lessees located throughout the United States, such lessees' ability to honor their contracts may be substantially dependent on economic conditions in these states. All such contracts are collateralized by the related equipment. The Company leases to a variety of different industries, including retail, construction, real estate, mortgage brokers, financial services, manufacturing, medical, service and restaurant, among others. To the extent that the economic or regulatory conditions prevalent in such industries change, the lessees' ability to honor their lease obligations may be adversely impacted. The estimated residual value of leased equipment was comprised of 75.9% of copiers as of December 31, 2007. No other group of equipment represented more than 10% of equipment residuals as of December 31, 2007. Improvements and other changes in technology could adversely impact the Company's ability to realize the recorded value of this equipment.

The Company enters into derivative instruments with counterparties that generally consist of large financial institutions. The Company monitors its positions with these counterparties and the credit quality of these financial institutions. The Company does not anticipate nonperformance by any of its counterparties. In addition to the fair value of derivative instruments recognized in the Consolidated Financial Statements, the Company could be exposed to increased interest costs in future periods if counterparties failed.

5. Allowance for Credit Losses

Net investments in leases and loans are charged-off when they are contractually past due for 121 days based on the historical net loss rates realized by the Company.

Activity in this account is as follows:

	Year Ended December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Balance, beginning of period	$ 8,201	$ 7,813	$ 6,062
Current provisions	17,221	9,934	10,886
Charge-offs, net	(14,434)	(9,546)	(9,135)
Balance, end of period	$ 10,988	$ 8,201	$ 7,813

6. Property and Equipment, net

Property and equipment consist of the following:

	December 31,		Depreciable Life
	2007	2006	
	(Dollars in thousands)		
Furniture and equipment	$ 2,647	$ 2,503	7 years
Computer systems and equipment	6,367	5,521	3-5 years
Leasehold improvements	529	533	lease term
Less — accumulated depreciation and amortization	(6,277)	(5,127)	
	$ 3,266	$ 3,430	

Depreciation and amortization expense was $1.2 million, $1.1 million and $1.1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

7. Other Assets

Other assets are comprised of the following:

	December 31,	
	2007	2006
	(Dollars in thousands)	
Derivative collateral	$ 4,361	$ 3,099
Accrued fees receivable	3,361	2,687
Deferred transaction costs	2,739	2,427
Prepaid expenses	1,268	871
Factoring receivables	26	1,760
Other	2,735	2,186
	$14,490	$13,030

Effective November 2007, the Company discontinued the origination of new factoring agreements and plans to withdraw from its factoring business that was in the pilot phase.

During the first quarter of 2007, the Company refinanced a real estate related factoring receivable of $469,000 into a 42-month fully amortizing term loan at a market rate of 14.00%. During the fourth quarter of 2007, due to deterioration of the borrower's financial condition, the Company increased its allowance for credit losses by an incremental $411,000, which represents the full remaining outstanding balance of the loan.

8. Commitments and Contingencies

The Company is involved in legal proceedings, which include claims, litigation and suits arising in the ordinary course of business. In the opinion of management, these actions will not have a material adverse effect on the Company's consolidated financial position or results of operations.

As of December 31, 2007, the Company leases all six of its office locations including its executive offices in Mt. Laurel, New Jersey, and its offices in or near Denver, Colorado; Atlanta, Georgia; Philadelphia, Pennsylvania; Chicago, Illinois and Salt Lake City, Utah. These lease commitments are accounted for as operating leases.

The Company has entered into several capital leases to finance corporate property and equipment.

The following is a schedule of future minimum lease payments for capital and operating leases as of December 31, 2007:

	Capital Leases	Operating Leases
	(Dollars in thousands)	
Year Ending December 31:		
2008	$45	$1,782
2009	11	1,711
2010	3	1,552
2011	—	1,408
2012	—	1,436
Thereafter	—	599
Total minimum lease payments	$59	$8,488
Less — amount representing interest	(3)	
Present value of minimum lease payments	$56	

Rent expense was $1.3 million, $1.3 million and $1.2 million for the years ended December 31, 2007, 2006 and 2005, respectively.

The Company has employment agreements with certain senior officers that currently extend through November 12, 2009, with certain renewal options.

9. Revolving and Term Secured Borrowings

Borrowings outstanding under the Company's revolving credit facilities and long-term debt consist of the following:

	December 31,	
	2007	2006
	(Dollars in thousands)	
Secured bank facility	$ —	$ —
00-A Warehouse Facility	—	—
02-A Warehouse Facility	—	—
04-1 Term Securitization	32,514	78,511
05-1 Term Securitization	98,782	184,651
06-1 Term Securitization	221,083	353,160
07-1 Term Securitization	420,706	
Total borrowings	$773,085	$616,322

At the end of each period, the Company has the following minimum lease payments receivable assigned as collateral:

	December 31,	
	2007	2006
	(Dollars in thousands)	
Secured bank facility	$ —	$ —
00-A Warehouse Facility	—	—
02-A Warehouse Facility	—	—
04-1 Term Securitization	36,590	84,090
05-1 Term Securitization	114,401	212,654
06-1 Term Securitization	269,234	413,700
07-1 Term Securitization	405,770	—
	$825,995	$710,444

Secured Bank Facility

As of December 31, 2007, the Company has a secured line of credit with a group of four banks to provide up to $40.0 million in borrowings generally at LIBOR plus 1.87%. The credit facility expires on March 31, 2009. For the years ended December 31, 2007 and 2006, the weighted average interest rates were 7.86% and 7.52%, respectively. For the years ended December 31, 2007 and 2006, the Company incurred commitment fees on the unused portion of the credit facility of $186,000 and $184,000, respectively.

Warehouse Facilities

00-A Warehouse Facility — During December 2000, the Company entered into a $75 million commercial paper warehouse facility ("the 00-A Warehouse Facility"). This facility was increased to $125 million in May 2001. The facility was renewed in September 2007 and expires in March 2008. The 00-A Warehouse Facility allows the Company on an ongoing basis to transfer lease receivables to a wholly-owned, bankruptcy remote, special purpose subsidiary of the Company, which issues variable-rate notes to investors carrying an interest rate equal to the rate on commercial paper issued to fund the notes during the interest period. For the years ended December 31, 2007, 2006 and 2005, the weighted average interest rates were 5.43%, 5.89% and 3.74%, respectively. As of December 31, 2007 and December 31, 2006, there were no notes outstanding under this facility. The 00-A Warehouse Facility requires that the Company limit its exposure to adverse interest-rate movements on the variable-rate notes through entering into interest-rate cap agreements. As of December 31, 2007, the Company had interest-rate cap transactions with notional values of $127.0 million, at a weighted average rate of 6.03%. The fair value of these interest-rate cap transactions was $112,000 included in other assets as of December 31, 2007.

02-A Warehouse Facility — During April 2002, the Company entered into a $75 million commercial paper warehouse facility ("the 02-A Warehouse Facility"). In January 2004 the 02-A Warehouse Facility was transferred to another lender and increased to $100 million in March 2004. The facility was renewed in March 2006 and expires in March 2009. In August 2007 the facility was amended to increase the available amount to $175 million and to add Marlin's business capital loan product to the borrowing base. The 02-A Warehouse Facility allows the Company on an ongoing basis to transfer lease receivables or business capital loans to a wholly-owned, bankruptcy remote, special purpose subsidiary of the Company, which issues variable-rate notes to investors carrying an interest rate equal to the rate on commercial paper issued to fund the notes during the interest period. For the years ended December 31, 2007, 2006 and 2005, the weighted average interest rate was 5.84%, 5.75% and 4.29%, respectively. As of December 31, 2007 and December 31, 2006, there were no notes outstanding under this facility. The 02-A Warehouse Facility requires that the Company limit its exposure to adverse interest rate movements on the variable-rate notes through entering into interest-rate cap agreements. As of December 31, 2007, the Company had interest-rate cap transactions with notional values of $100.0 million at a weighted average rate of 6.00%. The fair value of these interest-rate cap transactions was $70,000 included in other assets as of December 31, 2007.

Term Securitizations

04-1 Transaction — On July 22, 2004 the Company closed a $304.6 million term securitization. In connection with the 2004-1 transaction, 6 classes of notes were issued to investors with three of the classes issued at variable rates but swapped to fixed interest cost to the Company through use of derivative interest-rate swap contracts. The weighted average interest coupon will approximate 3.81% over the term of the financing.

05-1 Transaction — On August 18, 2005, the Company closed a $340.6 million term securitization. In connection with the 2005-1 transaction, 6 classes of fixed-rate notes were issued to investors. The weighted average interest coupon will approximate 4.81% over the term of the financing.

06-1 Transaction — On September 21, 2006, the Company closed a $380.2 million term securitization. In connection with the 2006-1 transaction, 6 classes of fixed-rate notes were issued to investors. The weighted average interest coupon will approximate 5.51% over the term of the financing.

07-1 Transaction — On October 24, 2007, the Company closed a $440.5 million term securitization. In connection with the 2007-1 transaction, 7 classes of fixed-rate notes were issued to investors. The weighted average interest coupon will approximate 5.70% over the term of the financing.

Borrowings under the Company's warehouse facilities and the term securitizations are collateralized by the Company's direct financing leases. The Company is restricted from selling, transferring, or assigning the leases or placing liens or pledges on these leases.

Under the revolving bank facility, warehouse facilities and term securitization agreements, the Company is subject to numerous covenants, restrictions and default provisions relating to, among other things, maximum delinquency and default levels, a minimum net worth requirement and a maximum debt to equity ratio. A change in the Chief Executive Officer or President was an event of default under the revolving bank facility and warehouse facilities unless a replacement acceptable to the Company's lenders was hired within 90 days. Such an event was also an immediate event of servicer termination under the term securitizations. Marlin's former President resigned from his position on December 20, 2006. Dan Dyer, the Company's Chief Executive Officer, has assumed the title of President and George Pelose, in his expanded role as Chief Operating Officer, has assumed responsibility for all aspects of the Company's lease financing business. This change did not have any material adverse effect on our financing arrangements, because the appropriate consents and waivers for this change were obtained from all affected financing sources. Currently, a change in the individuals performing the duties currently encompassed by the roles of Chief Executive Officer or Chief Operating Officer is an event of default under our revolving bank facility and CP conduit warehouse facilities, unless we hire a replacement acceptable to our lenders within 180 days.

A merger or consolidation with another company in which the Company is not the surviving entity is an event of default under the financing facilities. In addition, the revolving bank facility and warehouse facilities contain cross default provisions whereby certain defaults under one facility would also be an event of default on the other facilities. An event of default under the revolving bank facility or warehouse facilities could result in termination of further funds being available under such facility. An event of default under any of the facilities could result in an acceleration of amounts outstanding under the facilities, foreclosure on all or a portion of the leases financed by the facilities and/or the removal of the Company as servicer of the leases financed by the facility. As of December 31, 2007 and 2006, the Company was in compliance with terms of the warehouse facilities and term securitization agreements.

Scheduled principal and interest payments on outstanding debt as of December 31, 2007 are as follows:

	Principal	Interest[(1)]
	(Dollars in thousands)	
Year Ending December 31:		
2008	$313,111	$34,331
2009	226,355	19,455
2010	137,559	9,193
2011	74,556	3,286
2012	21,217	414
Thereafter	287	4
	$773,085	$66,683

(1) Includes interest on term note securitizations only.

10. Derivative Financial Instruments and Hedging Activities

The Company uses derivative financial instruments to manage exposure to the effects of changes in market interest rates and to fulfill certain covenants in our borrowing arrangements. All derivatives are recorded on the Consolidated Balance Sheets at their fair value as either assets or liabilities. Accounting for the changes in fair value of derivatives depends on whether the derivative has been designated and qualifies for hedge accounting treatment pursuant to SFAS 133, as amended, *Accounting for Derivative Instruments and Hedging Activities*. The Company expects that its hedges will be highly effective in offsetting the changes in cash flows of the forecasted transactions over the terms of the hedges and has documented this expected relationship at the inception of each hedge. Hedge effectiveness is assessed using the dollar-offset "change in variable cash flows" method which involves a comparison of the present value of the cumulative change in the expected future cash flows on the variable side of the swap to the present value of the cumulative change in the expected future cash flows on the hedged floating-rate asset or liability. The Company will retrospectively measure ineffectiveness using the same methodology. The gain or loss from the effective portion of a derivative designated as a cash flow hedge is recorded in other comprehensive income and the gain or loss from the ineffective portion is reported in earnings.

The Company has entered into various forward starting interest-rate swap agreements related to anticipated term note securitization transactions. These interest-rate swap agreements are designated as cash flow hedges of specific term note securitization transactions. During the term of each agreement, the fair value is recorded in other assets or other liabilities on the Consolidated Balance Sheets, and unrealized gains or losses are recorded in the equity section of the Consolidated Balance Sheets. The Company expects to terminate each agreement simultaneously with the pricing of the related term securitization, and amortize any realized gain or loss as an adjustment to interest expense over the term of the related borrowing.

Certain of these agreements were terminated simultaneously with the pricing of the related term securitization transactions. For each terminated agreement, the realized gain or loss was deferred and recorded in the equity section of the Consolidated Balance Sheets, and is being amortized as an adjustment to interest expense over the term of the related term securitization.

We issued a term note securitization in July 2004 with certain classes of notes issued at variable rates to investors. We simultaneously entered into interest-rate swap contracts to convert these borrowings to a fixed interest cost to the Company for the term of the borrowing. These interest-rate swap agreements are designated as cash flow hedges of the term note securitization. The fair value is recorded in other assets or other liabilities on the Consolidated Balance Sheets, and unrealized gains or losses are recorded in the equity section of the Consolidated Balance Sheets.

The ineffectiveness related to these interest-rate swap agreements designated as cash flow hedges was not material for the year ended December 31, 2007. The following tables summarize specific information regarding the interest-rate swap agreements described above:

For Active Agreements:

Inception Date Commencement Date	December, 2007 October, 2009	August, 2007 October, 2008	August, 2006 October, 2008	August 2006 October, 2007	July, 2004 July, 2004
			(Dollars in thousands)		
Notional amount:					
December 31, 2007	$100,000	$100,000	$100,000	$ —	$ 3,066
December 31, 2006	$ —	$ —	$100,000	$200,000	$48,958
For active agreements:					
Fair value recorded in other assets (liabilities)					
December 31, 2007	$ (46)	$ (2,010)	$ (2,704)	$ —	$ 4
December 31, 2006	$ —	$ —	$ (624)	$ (983)	$ 456
Unrealized gain (loss), net of tax, recorded in equity					
December 31, 2007	$ (28)	$ (1,213)	$ (1,632)	$ —	$ 2
December 31, 2006	$ —	$ —	$ (375)	$ (591)	$ 274

For Terminated Agreements:

Inception Date Commencement Date Termination Date	August 2006/August 2007 October, 2007 October, 2007	June/September, 2005 September, 2006 September, 2006	October/December, 2004 August, 2005 August, 2005
		(Dollars in thousands)	
Notional amount	$300,000	$225,000	$250,000
Realized gain (loss) at termination	$ (2,683)	$ 3,732	$ 3,151
Deferred gain (loss), net of tax, recorded in equity			
December 31, 2007	$ (1,462)	$ 974	$ 229
December 31, 2006	$ —	$ 1,900	$ 680
Amortization recognized as increase (decrease) in interest expense			
Year ended December 31, 2007	$ 255	$ (1,543)	$ (749)
Year ended December 31, 2006	$ —	$ (573)	$ (1,334)
Expected amortization during next 12 months as increase/(decrease) in interest expense	$ 1,136	$ (953)	$ (355)

The Company also uses interest-rate cap agreements that are not designated for hedge accounting treatment to fulfill certain covenants in its special purpose subsidiary's warehouse borrowing arrangements. Accordingly, these cap agreements are recorded at fair value in other assets at $182,000 and $193,000 as of December 31, 2007 and December 31, 2006, respectively. Changes in the fair values of the caps are recorded in financing related costs in the accompanying Consolidated Statements of Operations. The notional amount of interest-rate caps owned as of December 31, 2007 and December 31, 2006 was $227.0 million and $225.0 million, respectively.

The Company also sells interest-rate caps to partially offset the interest-rate caps required to be purchased by the Company's special purpose subsidiary under its warehouse borrowing arrangements. These sales generate premium revenues to partially offset the premium cost of purchasing the required interest-rate caps. On a consolidated basis, the interest-rate cap positions sold partially offset the interest-rate cap positions owned. As of December 31, 2007 and December 31, 2006, the notional amount of interest-rate cap sold agreements totaled $214.8 million and $176.9 million, respectively. The fair value of interest-rate caps sold is recorded in other liabilities at $182,000 and $190,000 as of December 31, 2007 and December 31, 2006, respectively.

11. Income Taxes

The Company's income tax provision consisted of the following components:

	Year Ended December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Current:			
Federal	$13,490	$11,539	$ 4,473
State	2,534	2,384	991
Total current	16,024	13,923	5,464
Deferred:			
Federal	(3,802)	(1,390)	4,368
State	(147)	44	775
Total deferred	(3,949)	(1,346)	5,143
Total income taxes	$12,075	$12,577	$10,607

The Company adopted the provisions of FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes, on January 1, 2007. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance is also provided on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on our evaluation, we concluded that there are no significant uncertain tax positions requiring recognition in our financial statements. There was no effect on our financial condition or results of operations as a result of implementing FIN 48, and we did not have any unrecognized tax benefits. At December 31, 2007, there have been no changes to the liability for uncertain tax positions and there are no unrecognized tax benefits. We do not expect our unrecognized tax benefits to change significantly over the next twelve months. The periods subject to examination for the Company's federal return include the 1997 tax year to the present. Marlin files state income tax returns in various states which may have different statutes of limitations. Generally, state income tax returns for years 2002 through 2007 are subject to examination.

Deferred income tax expense results principally from the use of different revenue and expense recognition methods for tax and financial accounting purposes principally related to lease accounting. The Company estimates these differences and adjusts to actual upon preparation of the income tax returns. The sources of these temporary differences and the related tax effects were as follows:

	December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Net operating loss carryforwards	$ —	$ —	$ 3,548
Allowance for credit losses	4,442	3,246	3,114
Lease accounting	(21,403)	(24,838)	(28,721)
Deferred acquisition costs	(3,979)	(3,670)	(3,274)
Interest-rate cap agreements	50	72	95
Other comprehensive income	2,056	(1,251)	(2,329)
Accrued expenses	191	431	30
Depreciation	(311)	(352)	(405)
Deferred income	2,175	2,258	2,145
Deferred compensation	1,044	1,106	435
Other	53	67	—
Deferred tax liability	$(15,682)	$(22,931)	$(25,362)

In 2005 we changed our tax accounting for certain deferred acquisition costs and began to expense these items as incurred for income tax purposes. This change resulted in a deferred tax liability of $4.0 million, $3.7 million and $3.3 million in 2007, 2006 and 2005, respectively.

As of December 31, 2007 the Company has utilized all its federal and state net operating loss carryforwards ("NOLs") generated in prior tax years.

The following is a reconciliation of the statutory federal income tax rate to the effective income tax rate:

	December 31,		
	2007	2006	2005
Statutory federal income tax rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	5.1%	5.1%	4.3%
Other permanent differences	(0.6)%	0.2%	0.2%
Change in income tax rates	0.3%	0.0%	0.0%
Effective Rate	39.8%	40.3%	39.5%

12. Stockholders' Equity and Earnings Per Share

Stockholders' Equity

On November 2, 2007 the Board of Directors approved a stock repurchase plan. Under this program Marlin is authorized to repurchase up to $15 million of its outstanding shares of common stock. This authority may be exercised from time to time and in such amounts as market conditions warrant. Any shares purchased under this plan are returned to the status of authorized but unissued shares of common stock. The repurchases may be made on the open market, in block trades or otherwise. The program may be suspended or discontinued at any time. The stock repurchases are funded using the Company's working capital.

Marlin purchased 122,000 shares of its common stock for $1.6 million during the year ended December 31, 2007. At December 31, 2007, Marlin had $13.4 million remaining in its stock repurchase plan authorized by the Board.

Earnings Per Share

The following is a reconciliation of net income and shares used in computing basic and diluted earnings per share:

	Year Ended December 31,		
	2007	2006	2005
	(Dollars in thousands, except per-share data)		
Net income	$ 18,286	$ 18,634	$ 16,248
Weighted average common shares outstanding used in computing basic EPS	12,079,172	11,803,973	11,551,589
Effect of dilutive securities:			
Stock options and restricted stock	219,879	357,506	434,499
Adjusted weighted average common shares used in computing diluted EPS	12,299,051	12,161,479	11,986,088
Net earnings per common share:			
Basic	$ 1.51	$ 1.58	$ 1.41
Diluted	$ 1.49	$ 1.53	$ 1.36

The shares used in computing diluted earnings per share exclude options to purchase 373,543, 204,770 and 2,700 shares of common stock for the years ended December 31, 2007, 2006 and 2005, respectively, as the inclusion of such shares would be anti-dilutive.

13. Stock-Based Compensation

Under the terms of the Marlin Business Services Corp. 2003 Equity Compensation Plan (as amended, the "2003 Plan"), employees, certain consultants and advisors, and non-employee members of the Company's board of directors have the opportunity to receive incentive and nonqualified grants of stock options, stock appreciation rights, restricted stock and other equity-based awards as approved by the board. These award programs are used to attract, retain and motivate employees and to encourage individuals in key management roles to retain stock. The Company has a policy of issuing new shares to satisfy awards under the 2003 Plan. The aggregate number of shares under the 2003 Plan that may be issued pursuant to stock options or restricted stock grants is 2,100,000. There were 275,791 shares available for future grants under the 2003 Plan as of December 31, 2007.

In December 2004, the FASB issued SFAS No. 123(R), *Share-Based Payment.* SFAS 123(R) amended SFAS 123, *Accounting for Stock-Based Compensation* and superseded APB No. 25, *Accounting for Stock Issued to Employees.* In March 2005, the SEC issued Staff Accounting Bulletin ("SAB") No. 107 to provide guidance on the valuation of share-based payments for public companies. SFAS 123(R) requires companies to recognize all share-based payments, which include stock options and restricted stock, in compensation expense over the service period of the share-based payment award. SFAS 123(R) establishes fair value as the measurement method in accounting for share-based payment transactions with employees.

The Company adopted SFAS 123(R) effective January 1, 2006 using the modified prospective method in which compensation cost is recognized over the service period for all awards granted subsequent to the Company's adoption of SFAS 123(R) as well as for the unvested portions of awards outstanding as of the Company's adoption of SFAS 123(R). In accordance with the modified prospective method, results for prior periods have not been restated.

Prior to the adoption of SFAS 123(R), the Company applied the recognition and measurement principles of APB 25 as allowed by SFAS 123 and SFAS 148, *Accounting for Stock-based Compensation — Transition and Disclosure*. Accordingly, no stock-based compensation was recognized in net income for stock options granted with an exercise price equal to the market value of the underlying common stock on the date of the grant and the related number of options granted were fixed at that point in time.

Under SFAS No. 123, *Accounting for Stock-Based Compensation*, compensation expense related to stock options granted to employees and directors is computed using option pricing models to determine the fair value of the stock options at the date of grant. The Company has primarily used the Black-Scholes option pricing model to determine fair value of options issued. The following table presents the pro forma impact on earnings and earnings per share for the year ended December 31, 2005 if the Company had applied the fair value recognition provisions of SFAS 123, as amended by SFAS 148 (in thousands, except per share amounts):

	Year Ended December 31, 2005
Net income, as reported	$ 16,248
Add: stock-option-based employee compensation expense included in net income, net of tax	549
Deduct: total stock-option-based employee compensation expense determined under fair-value-based method for all awards, net of tax	(897)
Pro forma net income	$ 15,900
Basic earnings per share:	
As reported	$ 1.41
Pro forma	1.38
Diluted earnings per share:	
As reported	$ 1.36
Pro forma	1.33
Weighted average shares used in computing basic earnings per share	11,551,589
Weighted average shares used in computing diluted earnings per share	11,986,088

The adoption of SFAS 123(R) resulted in incremental stock-based compensation expense during the years ended December 31, 2007 and 2006 of $0.4 million and $1.1 million, respectively. $0.2 million of the expense in 2006 was from accelerated vesting due to the separation agreement related to the resignation of Marlin's former President effective December 20, 2006.

For the year ended December 31, 2007, the incremental stock-based compensation expense decreased income before income taxes by $0.4 million, decreased net income by $0.2 million, and decreased basic and diluted earnings per share by $0.02 and $0.02, respectively. During the year ended December 31, 2007, excess tax benefits from stock-based payment arrangements decreased cash provided by operating activities and increased cash provided by financing activities by $1.2 million.

For the year ended December 31, 2006, the incremental stock-based compensation expense decreased income before income taxes by $1.1 million, decreased net income by $0.7 million, and decreased basic and diluted earnings per share by $0.06 and $0.05, respectively. During the year ended December 31, 2006, excess tax benefits from stock-based payment arrangements decreased cash provided by operating activities and increased cash provided by financing activities by $1.1 million.

Stock Options

Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of the grant and have 7- to 10-year contractual terms. All options issued contain service conditions based on the participant's continued service with the Company, and provide for accelerated vesting if there is a change in control as defined in the 2003 Plan.

Employee stock options generally vest over four years. The vesting of certain options is contingent on various Company performance measures, such as earnings per share and net income. Of the total options granted during the year ended December 31, 2007, 58,073 shares are contingent on performance factors. The Company has recognized expense related to performance options based on the most probable performance target as of December 31, 2007. Revised performance assumptions during 2007 resulted in a reduction of $248,000 in expense related to stock options during the year ended December 31, 2007.

The Company also issues stock options to non-employee independent directors. These options generally vest in one year.

The fair value of each stock option granted during the years ended December 31, 2007 and 2006 was estimated on the date of the grant using the Black-Scholes option pricing model. The weighted-average grant-date fair value of stock options issued for the years ended December 31, 2007, 2006 and 2005, was $7.93, $8.50 and $6.67 per share, respectively. The following weighted average assumptions were used for valuing option grants made during the years ended December 31, 2007, 2006 and 2005:

	December 31,		
Weighted Averages:	2007	2006	2005
Risk-free interest rate	4.50%	4.84%	3.75%
Expected life	5.1 years	5.1 years	5.1 years
Expected volatility	35%	35%	35%
Expected dividends	$ —	$ —	$ —

The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected life for options granted during 2007 and 2006 represents the period each option is expected to be outstanding and was determined by applying the simplified method as allowed under SAB 107. The expected life for options granted during 2005 was based on the average vesting period and the average contractual life with the weighting toward the vesting period based on historical data of option exercises. The expected volatility was determined using historical volatilities based on historical stock prices. The Company does not grant dividends, and therefore did not assume expected dividends.

A summary of option activity for the three years ended December 31, 2007 follows:

	Number of Shares	Weighted Average Exercise Price Per Share
Outstanding, December 31, 2004	1,095,520	$ 8.21
Granted	119,765	17.96
Exercised	(147,591)	4.03
Forfeited	(65,436)	14.70
Expired	—	—
Outstanding, December 31, 2005	1,002,258	$ 9.56
Granted	109,431	21.59
Exercised	(156,494)	4.41
Forfeited	(36,218)	16.26
Expired	—	—
Outstanding, December 31, 2006	918,977	$11.61
Granted	108,409	20.49
Exercised	(217,417)	8.02
Forfeited	(82,785)	18.70
Expired	—	—
Outstanding, December 31, 2007	727,184	$13.20

During the years ended December 31, 2007 and December 31, 2006, the Company recognized total compensation expense related to options of $0.4 million and $1.1 million, respectively, of which $323,000 and $816,000, respectively, related to options issued prior to 2006. The total pre-tax intrinsic value of stock options exercised was $3.0 million and $2.7 million for the years ended December 31, 2007 and December 31, 2006, respectively. The related tax benefits realized from the exercise of stock options for the years ended December 31, 2007 and December 31, 2006 were $1.2 million and $1.0 million, respectively.

The following table summarizes information about the stock options outstanding and exercisable as of December 31, 2007:

	Options Outstanding				Options Exercisable			
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life(Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value (In thousands)	Number Exercisable	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value (In thousands)
$1.90 — 3.39	148,911	3.7	$ 3.31	$1,303	148,911	3.7	$ 3.31	$1,303
$4.23 — 5.01	58,641	2.3	4.34	453	58,641	2.3	4.34	453
$10.18	106,645	3.9	10.18	200	106,645	3.9	10.18	200
$14.00 — 16.02	93,484	6.1	14.75	—	75,775	6.0	14.55	—
$17.52 — 22.25	319,503	5.5	19.99	—	103,264	5.2	19.39	—
	727,184	4.7	$13.20	$1,956	493,236	4.2	$10.01	$1,956

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value, based on the Company's closing stock price of $12.06 as of December 31, 2007, which would have been received by the option holders had all option holders exercised their options as of that date.

As of December 31, 2007, the total future compensation cost related to non-vested stock options not yet recognized in the statement of operations was $794,000 and the weighted average period over which these awards are expected to be recognized was 2.4 years, based on the most probable performance targets as of December 31, 2007. In the event maximum performance targets are achieved, an additional $751,000 of compensation cost would be recognized over a weighted average period of 2.8 years.

The separation agreement entered into on December 20, 2006 with Marlin's former President provided that, as of his January 31, 2007 separation date, unvested options to purchase 35,501 shares of common stock at an average exercise price of $19.74 became vested. Options to purchase 138,390 shares at an average exercise price of $6.06 remained exercisable for 90 days following his separation date, and options to purchase 45,191 shares at an average exercise price of $19.33 will remain exercisable for two years following the separation date. The acceleration of the vesting of options pursuant to the separation agreement resulted in incremental expense of $209,000 during the year ended December 31, 2006, in addition to the $94,000 scheduled expense recorded during 2006 on the grants subsequently accelerated.

Restricted Stock Awards

Restricted stock awards provide that, during the applicable vesting periods, the shares awarded may not be sold or transferred by the participant. The vesting period for restricted stock awards generally ranges from 3 to 10 years, though certain awards for special projects may vest in as little as one year depending on the duration of the project. All awards issued contain service conditions based on the participant's continued service with the Company, and may provide for accelerated vesting if there is a change in control as defined in the 2003 Plan.

The vesting of certain restricted shares may be accelerated to a minimum of 3 to 4 years based on achievement of various individual and Company performance measures. In addition, the Company has issued certain shares under a Management Stock Ownership Program. Under this program, restrictions on the shares lapse at the end of 10 years but may lapse (vest) in a minimum of three years if the employee continues in service at the Company and owns a matching number of other common shares in addition to the restricted shares.

Of the total restricted stock awards granted during the year ended December 31, 2007, 72,160 shares may be subject to accelerated vesting based on performance factors and 5,000 shares are contingent upon performance factors. The Company has recognized expense related to performance-based shares based on the most probable performance target as of December 31, 2007. Revised performance assumptions during 2007 resulted in a reduction of $425,000 in expense related to restricted stock awards during the year ended December 31, 2007.

The Company also issues restricted stock to non-employee independent directors. These shares generally vest in seven years from the grant date or six months following the director's termination from Board service.

The following table summarizes the activity of the non-vested restricted stock during the year ended December 31, 2007:

	Shares	Weighted Average Grant-Date Fair Value
Non-vested restricted stock at December 31, 2004	124,425	$15.88
Granted	84,203	18.03
Vested	(46,335)	16.45
Forfeited	(21,113)	16.26
Non-vested restricted stock at December 31, 2005	141,180	$16.91
Granted	107,396	21.79
Vested	(36,250)	16.02
Forfeited	(4,595)	17.51
Non-vested restricted stock at December 31, 2006	207,731	$19.57
Granted	95,295	19.76
Vested	(47,211)	17.60
Forfeited	(37,567)	19.06
Non-vested restricted stock at December 31, 2007	218,248	$20.17

During the years ended December 31, 2007, 2006 and 2005 the Company granted restricted stock awards totaling $1.9 million, $2.3 million and $1.5 million, respectively. As vesting occurs, or is deemed likely to occur, compensation expense is recognized over the requisite service period and additional paid-in capital is increased. The Company recognized compensation expense of $0.5 million, $1.5 million and $0.9 million related to restricted stock for the years ended December 31, 2007, 2006 and 2005, respectively.

As of December 31, 2007, there was $2.2 million of unrecognized compensation cost related to non-vested restricted stock compensation scheduled to be recognized over a weighted average period of 4.3 years, based on the most probable performance targets as of December 31, 2007. In the event maximum performance targets are achieved, an additional $791,000 of compensation cost would be recognized over a weighted average period of 1.8 years. The fair value of shares that vested was $1.1 million during the year ended December 31, 2007 and $0.8 million during each of the years ended December 31, 2006 and December 31, 2005.

The separation agreement entered into with Marlin's former President provided that 18,365 unvested restricted shares became vested as of his January 31, 2007 separation date. The acceleration of the vesting of restricted shares pursuant to the separation agreement resulted in incremental expense of $93,000 during the year ended December 31, 2006, in addition to the $180,000 scheduled expense recorded during 2006 on the grants subsequently accelerated.

Employee Stock Purchase Plan

In October 2003, the Company adopted the Employee Stock Purchase Plan (the "ESPP"). Under the terms of the ESPP, employees have the opportunity to purchase shares of common stock during designated offering periods equal to the lesser of 95% of the fair market value per share on the first day of the offering period or the purchase date. Participants are limited to 10% of their compensation. The aggregate number of shares under the ESPP that may be issued is 200,000. During 2007 and 2006, 17,994 and 15,739 shares, respectively, of common stock were sold for $273,000 and $343,000, respectively pursuant to the terms of the ESPP.

14. Employee 401(k) Plan

The Company adopted a 401(k) plan (the "Plan") which originally became effective as of January 1, 1997. The Company's employees are entitled to participate in the Plan, which provides savings and investment opportunities. Employees can contribute up to the maximum annual amount allowable per Internal Revenue Service ("IRS") guidelines. During 2005, 2006 and the first six months of 2007, the Plan also provided for Company contributions equal to 25% of an employee's contribution percentage up to a maximum employee contribution of 4%. Effective July 1, 2007, the Plan provides for Company contributions equal to 25% of an employee's contribution percentage up to a maximum employee contribution of 6%. The Company elected to double the required match in 2006 and 2005. The Company's contributions to the Plan for the years ended December 31, 2007, 2006 and 2005 were approximately $159,000, $298,000 and $257,000, respectively.

15. Comprehensive Income

The following table details the components of comprehensive income.

	Year Ended December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Net income, as reported	$18,286	$18,634	$16,248
Other comprehensive income:			
Changes in fair values of cash flow hedge derivatives	(6,287)	(802)	5,916
Amortization of net deferred loss (gain) on cash flow hedge derivatives	(2,037)	(1,907)	(686)
Tax effect	3,302	1,081	(2,084)
Total other comprehensive income	(5,022)	(1,628)	3,146
Comprehensive income	$13,264	$17,006	$19,394

16. Disclosures about the Fair Value of Financial Instruments

The following summarizes the carrying amount and estimated fair value of the Company's financial instruments:

	December 31, 2007		December 31, 2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in thousands)			
Assets:				
Cash and cash equivalents	$ 34,347	$ 34,347	$ 26,663	$ 26,663
Restricted cash	141,070	141,070	57,705	57,705
Loans	14,025	14,181	2,003	2,033
Interest-rate caps purchased	182	182	193	193
Derivative collateral	4,361	4,361	3,099	3,099
Interest-rate swaps	4	4	456	456
Liabilities:				
Revolving and term secured borrowings	773,085	782,611	616,322	612,919
Accounts payable and accrued expenses	15,800	15,800	20,113	20,113
Interest-rate caps sold	182	182	190	190
Interest-rate swaps	4,757	4,757	1,607	1,607

(a) Cash and Cash Equivalents

The carrying amount of the Company's cash approximates fair value as of December 31, 2007 and 2006.

(b) Restricted Cash

The Company maintains cash reserve accounts as a form of credit enhancement in connection with the Series 2007-1, 2006-1, 2005-1 and 2004-1 term securitizations. The book value of such cash reserve accounts is included in restricted cash on the accompanying balance sheet. The reserve accounts earn a market rate of interest which results in a fair value approximating the carrying amount at December 31, 2007 and 2006.

(c) Loans

The fair values of loans are estimated by discounting contractual cash flows, using interest rates currently being offered for loans with similar terms to borrowers with similar credit risk characteristics.

(d) Revolving and Term Secured Borrowings

The fair value of the Company's debt and secured borrowings was estimated by discounting cash flows at current rates offered to the Company for debt and secured borrowings of the same or similar remaining maturities.

(e) Accounts Payable and Accrued Expenses

The carrying amount of the Company's accounts payable approximates fair value as of December 31, 2007 and 2006.

(f) Interest-Rate Caps

The fair value of the Company's interest-rate cap agreements purchased recorded in other assets was $182,000 and $193,000 as of December 31, 2007 and 2006, respectively, as determined by third-party valuations. The fair value of the Company's interest-rate cap agreements sold recorded in other liabilities was 182,000 and $190,000 as of December 31, 2007 and 2006, respectively, as determined by third-party valuations.

(g) Interest-Rate Swaps

At December 31, 2007, the fair value of the Company's interest-rate swap agreements recorded in other assets and other liabilities was $7,000 and $4.3 million, respectively. At December 31, 2006, the fair value of the Company's interest-rate swap agreements recorded in other assets and other liabilities was $0.5 million and $1.6 million, respectively. These amounts were determined by third-party valuations.

17. Related Party Transactions

The Company obtains all of its commercial, healthcare and other insurance coverage through The Selzer Company, an insurance broker located in Warrington, Pennsylvania. Richard Dyer, the brother of Daniel P. Dyer, the Chairman of the Board of Directors and Chief Executive Officer, is the President of The Selzer Company. We do not have any contractual arrangement with The Selzer Group or Richard Dyer, nor do we pay either of them any direct fees. Insurance premiums paid to The Selzer Company were $521,000 and $566,000 during the years ended December 31, 2007 and 2006.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Disclosure Controls and Procedures — The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate, to allow timely decisions regarding required disclosure.

In connection with the preparation of this Annual Report on Form 10-K, as of December 31, 2007, we updated our evaluation of the effectiveness of the design and operation of our disclosure controls and procedures for purposes of filing reports under the Securities and Exchange Act of 1934. This controls evaluation was done under the supervision and with the participation of management, including our CEO and our CFO. Our CEO and our CFO have concluded that our disclosure controls and procedures (as defined in Rule 13(a)-15(e) and 15(d)-15(e) under the Exchange Act) are effective to provide reasonable assurance that information relating to us and our subsidiaries that we are required to disclose in the reports that we file or submit to the SEC is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported with the time periods specified in the SEC's rules and forms.

Management's Annual Report on Internal Control over Financial Reporting — Our CEO and CFO provided a report on behalf of management on our internal control over financial reporting. The full text of management's report is contained in Item 8 of this Form 10-K and is incorporated herein by reference.

Attestation Report of the Registered Public Accounting Firm — The attestation report of our independent registered public accounting firm on their assessment of internal control over financial reporting is contained in Item 8 of this Form 10-K and is incorporated herein by reference.

Changes in Internal Control Over Financial Reporting — There were no changes in the Company's internal control over financial reporting that occurred during the Company's fourth fiscal quarter of 2007 that have materially affected, or are reasonably likely to affect materially, the Company's internal control over financial reporting.

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

The information required by Item 10 is incorporated by reference from the information in the Registrant's definitive Proxy Statement to be filed pursuant to Regulation 14A for its 2008 Annual Meeting of Stockholders.

We have adopted a code of ethics and business conduct that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. Our code of ethics and business conduct is available free of charge within the investor relations' section of our Web site at www.marlincorp.com. We intend to post on our Web site any amendments and waivers to the code of ethics and business conduct that are required to be disclosed by the rules of the Securities and Exchange Commission, or file a Form 8-K, Item 5.05 to the extent required by NASDAQ listing standards.

Item 11. ***Executive Compensation***

The information required by Item 11 is incorporated by reference from the information in the Registrant's definitive Proxy Statement to be filed pursuant to Regulation 14A for its 2008 Annual Meeting of Stockholders.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by Item 12 is incorporated by reference from the information in the Registrant's definitive Proxy Statement to be filed pursuant to Regulation 14A for its 2008 Annual Meeting of Stockholders.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by Item 13 is incorporated by reference from the information in the Registrant's definitive Proxy Statement to be filed pursuant to Regulation 14A for its 2008 Annual Meeting of Stockholders.

Item 14. ***Principal Accountant Fees and Services***

The information required by Item 14 is incorporated by reference from the information in the Registrant's definitive Proxy Statement to be filed pursuant to Regulation 14A for its 2008 Annual Meeting of Stockholders.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) *Documents filed as part of this Report*

The following is a list of consolidated and combined financial statements and supplementary data included in this report under Item 8 of Part II hereof:

1. Financial Statements and Supplemental Data

   Reports of Independent Registered Public Accounting Firms

   Consolidated Balance Sheets as of December 31, 2007 and 2006.

   Consolidated Statements of Operations for the years ended December 31, 2007, 2006 and 2005.

   Consolidated Statements of Stockholders' Equity for the years ended December 31, 2007, 2006 and 2005.

   Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005.

   Notes to Consolidated Financial Statements.

2. Financial Statement Schedules

   Schedules, are omitted because they are not applicable or are not required, or because the required information is included in the consolidated and combined financial statements or notes thereto.

(b) *Exhibits.*

Number	Description
1.1(14)	Purchase Agreement, dated November 15, 2006, between Piper Jaffray & Co., Primus Capital Fund IV Limited Partnership and its affiliate and Marlin Business Services Corp.
3.1	Amended and Restated Articles of Incorporation of the Registrant. (Filed herewith)
3.2(2)	Bylaws of the Registrant.
4.1(2)	Second Amended and Restated Registration Agreement, as amended through July 26, 2001, by and among Marlin Leasing Corporation and certain of its shareholders.
10.1(2)†	2003 Equity Compensation Plan of the Registrant..
10.2(2)†	2003 Employee Stock Purchase Plan of the Registrant.

Number	Description
10.3[2]	Lease Agreement, dated as of April 9, 1998, and amendment thereto dated as of September 22, 1999 between W9/PHC Real Estate Limited Partnership and Marlin Leasing Corporation.
10.4[4]	Lease Agreement, dated as of October 21, 2003, between Liberty Property Limited Partnership and Marlin Leasing Corporation.
10.5[2]†	Employment Agreement, dated as of October 14, 2003 between Daniel P. Dyer and the Registrant.
10.6[2]†	Employment Agreement, dated as of October 14, 2003 between Gary R. Shivers and the Registrant.
10.7[2]†	Employment Agreement, dated as of October 14, 2003 between George D. Pelose and the Registrant.
10.8[12]†	Amendment 2006-1 dated as of May 19, 2006 to the Employment Agreement between George D. Pelose and the Registrant.
10.9[1]	Master Lease Receivables Asset-Backed Financing Facility Agreement, dated as of December 1, 2000, by and among Marlin Leasing Corporation, Marlin Leasing Receivables Corp. IV and Wells Fargo Bank Minnesota, National Association.
10.10[1]	Amended and Restated Series 2000-A Supplement dated as of August 7, 2001, to the Master Lease Receivables Asset-Backed Financing Facility Agreement, dated as of December 1, 2000, by and among Marlin Leasing Corporation, Marlin Leasing Receivables Corp. IV, Marlin Leasing Receivables IV LLC, Deutsche Bank AG, New York Branch, XL Capital Assurance Inc. and Wells Fargo Bank Minnesota, National Association.
10.11[1]	Third Amendment to the Amended and Restated Series 2000-A Supplement dated as of September 25, 2002, by and among Marlin Leasing Corporation, Marlin Leasing Receivables Corp. IV, Marlin Leasing Receivables IV LLC, Deutsche Bank AG, New York Branch, XL Capital Assurance Inc. and Wells Fargo Bank Minnesota, National Association.
10.12[5]	Fourth Amendment to the Amended and Restated Series 2000-A Supplement dated as of October 7, 2004, by and among Marlin Leasing Corporation, Marlin Leasing Receivables Corp. IV, Marlin Leasing Receivables IV LLC, Deutsche Bank AG, New York Branch, XL Capital Assurance Inc. and Wells Fargo Bank, National Association.
10.13[13]	Second Amended and Restated Series 2000-A Supplement to the Master Facility Agreement, dated as of September 28, 2006, among Marlin Leasing Corporation, Marlin Leasing Receivables Corp. IV, Marlin Leasing Receivables IV LLC, Deutsche Bank AG, New York Branch and Wells Fargo Bank, N.A.
10.14[1]	Second Amended and Restated Warehouse Revolving Credit Facility Agreement dated as of August 31, 2001, by and among Marlin Leasing Corporation, the Lenders and National City Bank.
10.15[1]	First Amendment to Second Amended and Restated Warehouse Revolving Credit Facility Agreement dated as of July 28, 2003, by and among Marlin Leasing Corporation, the Lenders and National City Bank.
10.16[3]	Second Amendment to Second Amended and Restated Warehouse Revolving Credit Facility Agreement dated as of October 16, 2003, by and among Marlin Leasing Corporation, the Lenders and National City Bank.
10.17[9]	Third Amendment to Second Amended and Restated Warehouse Revolving Credit Facility Agreement dated as of August 26, 2005, by and among Marlin Leasing Corporation, the Lenders and National City Bank.
10.18[1]	Master Lease Receivables Asset-Backed Financing Facility Agreement, dated as of April 1, 2002, by and among Marlin Leasing Corporation, Marlin Leasing Receivables Corp. II and Wells Fargo Bank Minnesota, National Association.
10.19[1]	Series 2002-A Supplement, dated as of April 1, 2002, to the Master Lease Receivables Asset-Backed Financing Facility Agreement, dated as of April 1, 2002, by and among Marlin Leasing Corporation, Marlin Leasing Receivables Corp. II, Marlin Leasing Receivables II LLC, National City Bank and Wells Fargo Bank Minnesota, National Association.
10.20[1]	First Amendment to Series 2002-A Supplement and Consent to Assignment of 2002-A Note, dated as of July 10, 2003, by and among Marlin Leasing Corporation, Marlin Leasing Receivables Corp. II, Marlin Leasing Receivables II LLC, ABN AMRO Bank N.V. and Wells Fargo Bank Minnesota, National Association.

Number	Description
10.21[(4)]	Second Amendment to Series 2002-A Supplement, dated as of January 13, 2004, by and among Marlin Leasing Corporation, Marlin Leasing Receivables Corp. II, Marlin Leasing Receivables II LLC, Bank One, N.A., and Wells Fargo Bank Minnesota, National Association.
10.22[(4)]	Third Amendment to Series 2002-A Supplement, dated as of March 19, 2004, by and among Marlin Leasing Corporation, Marlin Leasing Receivables Corp. II, Marlin Leasing Receivables II LLC, Bank One, N.A., and Wells Fargo Bank Minnesota, National Association.
10.23[(6)]	Fifth Amendment to Series 2002-A Supplement, dated as of March 18, 2005, by and among Marlin Leasing Corporation, Marlin Leasing Receivables Corp. II, Marlin Leasing Receivables II LLC, JP Morgan Chase Bank, N.A., (successor by merger to Bank One, N.A.), and Wells Fargo Bank Minnesota, National Association.
10.24[(11)]	Amended & Restated Series 2002-A Supplement to the Master Facility Agreement, dated as of March 15, 2006, by and among Marlin Leasing Corporation, Marlin Leasing Receivables Corp. II, Marlin Leasing Receivables II LLC, JPMorgan Chase Bank, N.A. and Wells Fargo Bank, N.A.
10.25[(16)]	Fourth Amendment to the Second Amended and Restated Warehouse Revolving Credit Facility Agreement, dated as of April 2, 2007, by and among Marlin Leasing Corporation, the Lenders and National City Bank.
10.26[(17)]	First Amendment to the Amended and Restated Series 2002-A Supplement to the Master Lease Receivables Asset-Backed Financing Facility Agreement, dated as of August 30, 2007, by and among Marlin Leasing Corporation, JP Morgan Chase Bank, N.A., (successor by merger to Bank One, N.A.), and Wells Fargo Bank Minnesota, National Association.
10.27[(18)]	First Amendment to the Second Amended and Restated Series 2000-A Supplement to the Master Facility Agreement, dated as of September 25, 2007, among Marlin Leasing Corporation, Marlin Leasing Receivables Corp. IV, Marlin Leasing Receivables IV LLC, Deutsche Bank AG, New York Branch and Wells Fargo Bank, N.A.
10.28[(7)†]	Compensation Policy for Non-Employee Independent Directors.
10.29[(10)†]	Transition & Release Agreement made as of December 6, 2005 (effective as of December 14, 2005) between Bruce E. Sickel and the Registrant.
10.30[(15)†]	Separation Agreement, dated December 20, 2006, between Marlin Business Services Corp. and Gary R. Shivers.
16.1[(8)]	Letter on Change in Certifying Accountant dated June 27, 2005 from KPMG LLP to the Securities and Exchange Commission.
21.1	List of Subsidiaries (Filed herewith)
23.1	Consent of Deloitte & Touche LLP (Filed herewith)
31.1	Certification of the Chief Executive Officer of Marlin Business Services Corp. required by Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended. (Filed herewith).
31.2	Certification of the Chief Financial Officer of Marlin Business Services Corp. required by Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended. (Filed herewith)
32.1	Certification of the Chief Executive Officer and Chief Financial Officer of Marlin Business Services Corp. required by Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended. (This exhibit shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. Further, this exhibit shall not be deemed to be incorporated by reference into any filing under the Securities Exchange Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.). (Furnished herewith)

† Management contract or compensatory plan or arrangement.

(1) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Registration Statement on Form S-1 (File No. 333-108530), filed on September 5, 2003, and incorporated by reference herein.

(2) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-108530), filed on October 14, 2003, and incorporated by reference herein.

(3) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Amendment No. 2 to Registration Statement on Form S-1 filed on October 28, 2003 (File No. 333-108530), and incorporated by reference herein.

(4) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 filed on March 29, 2004, and incorporated by reference herein.

(5) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated October 7, 2004 filed on October 12, 2004, and incorporated herein by reference.

(6) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 filed on May 9, 2005, and incorporated by reference herein.

(7) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated May 26, 2005 filed on June 2, 2005, and incorporated by reference herein.

(8) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated June 24, 2005 filed on June 29, 2005, and incorporated by reference herein.

(9) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated August 26, 2005 filed on August 26, 2005, and incorporated by reference herein.

(10) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated December 14, 2005 and filed on December 14, 2005, and incorporated by reference herein.

(11) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated March 15, 2006 and filed on March 17, 2006, and incorporated by reference herein.

(12) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated May 19, 2006 and filed on May 25, 2006, and incorporated by reference herein.

(13) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated September 28, 2006 and filed on September 29, 2006, and incorporated by reference herein.

(14) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated November 15, 2006 and filed on November 17, 2006, and incorporated by reference herein.

(15) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated December 20, 2006 and filed on December 21, 2006, and incorporated by reference herein.

(16) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated April 2, 2007 and filed on April 6, 2007, and incorporated by reference herein.

(17) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated August 30, 2007 and filed on September 5, 2007, and incorporated by reference herein.

(18) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated September 25, 2007 and filed on September 27, 2007, and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 5, 2008

MARLIN BUSINESS SERVICES CORP.

By: /s/ DANIEL P. DYER

Daniel P. Dyer
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

	Signature	Title	Date
By:	/s/ DANIEL P. DYER Daniel P. Dyer	Chairman, Chief Executive Officer and President (Principal Executive Officer)	March 5, 2008
By:	/s/ LYNNE C. WILSON Lynne C. Wilson	Chief Financial Officer and Senior Vice President (Principal Financial and Accounting Officer)	March 5, 2008
By:	/s/ JOHN J. CALAMARI John J. Calamari	Director	March 5, 2008
By:	/s/ LAWRENCE J. DEANGELO Lawrence J. DeAngelo	Director	March 5, 2008
By:	EDWARD GRZEDZINSKI Edward Grzedzinski	Director	March 5, 2008
By:	/s/ KEVIN J. MCGINTY Kevin J. McGinty	Director	March 5, 2008
By:	JAMES W. WERT James W. Wert	Director	March 5, 2008

MARLIN
Business Services Corp.

MARLIN BUSINESS SERVICES CORP.
300 Fellowship Road
Mount Laurel, NJ 08054

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held May 22, 2008

To the Shareholders of Marlin Business Services Corp.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "Annual Meeting") of Marlin Business Services Corp. (the "Corporation"), a Pennsylvania corporation, will be held on May 22, 2008, at 9:00 a.m. at the Doubletree Hotel, 515 Fellowship Road, Mount Laurel, New Jersey, 08054, for the following purposes:

1. To elect a Board of Directors of seven (7) directors to serve until the next annual meeting of shareholders of the Corporation and until their successors are elected and qualified;

2. To approve an increase in the number of shares of common stock authorized for issuance under the Corporation's 2003 Equity Compensation Plan (the "Plan") and to approve the Plan, as amended; and

3. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The Board of Directors has fixed April 11, 2008, as the record date for the determination of shareholders entitled to notice of and to vote at the meeting or any adjournment thereof.

By order of the Board of Directors

/s/ GEORGE D. PELOSE
George D. Pelose
Secretary

Your vote is important, regardless of the number of shares you own. Even if you plan to attend the meeting, please date and sign the enclosed proxy form, indicate your choice with respect to the matters to be voted upon, and return it promptly in the enclosed envelope. A proxy may be revoked before exercise by notifying the Secretary of the Corporation in writing or in open meeting, by submitting a proxy of a later date or attending the meeting and voting in person.

Dated: April 22, 2008

MARLIN BUSINESS SERVICES CORP.
300 Fellowship Road
Mount Laurel, NJ 08054

Proxy Statement

Introduction

This Proxy Statement and the enclosed proxy card are furnished in connection with the solicitation of proxies by the Board of Directors of Marlin Business Services Corp. (the "Corporation"), a Pennsylvania corporation, to be voted at the Annual Meeting of Shareholders (the "Annual Meeting") of the Corporation to be held on Thursday, May 22, 2008, at 9:00 a.m., at the Doubletree Hotel, 515 Fellowship Road, Mount Laurel, New Jersey, 08054, or at any adjournment or postponement thereof, for the purposes set forth below:

1. To elect a Board of Directors of seven (7) directors to serve until the next annual meeting of shareholders of the Corporation and until their successors are elected and qualified;

2. To approve an increase in the number of shares of common stock authorized for issuance under the Corporation's 2003 Equity Compensation Plan (the "Plan") and to approve the Plan, as amended; and

3. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

This Proxy Statement and related proxy card have been mailed on or about April 22, 2008, to all holders of record of common stock of the Corporation as of the record date. The Corporation will bear the expense of soliciting proxies. The Board of Directors of the Corporation has fixed the close of business on April 11, 2008, as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof. The Corporation has only one class of common stock, of which there were 12,386,150 shares outstanding as of April 11, 2008.

Proxies and voting procedures

Each outstanding share of common stock of the Corporation will entitle the holder thereof to one vote on each separate matter presented for vote at the Annual Meeting. Votes cast at the meeting and submitted by proxy are counted by the inspectors of the meeting who are appointed by the Corporation.

You can vote your shares by properly executing and returning a proxy in the enclosed form. The shares represented by such proxy will be voted at the Annual Meeting and any adjournment or postponement thereof. If you specify a choice, the proxy will be voted as specified. If no choice is specified, the shares represented by the proxy will be voted for the election of all of the director nominees named in the Proxy Statement; for the approval to increase by 1,200,000 shares the number of shares authorized for issuance under the Plan and to approve the entire Plan, as amended; and in accordance with the judgment of the persons named as proxies with respect to any other matter which may come before the meeting. If you are the shareholder of record, you can also choose to vote in person at the Annual Meeting.

A proxy may be revoked before exercise by notifying the Secretary of the Corporation in writing or in open meeting, by submitting a proxy of a later date or attending the meeting and voting in person. You are encouraged to date and sign the enclosed proxy form, indicate your choice with respect to the matters to be voted upon, and promptly return it to the Corporation.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker or nominee, who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct how your broker votes your shares. You are also invited to attend the meeting. However, because you are not the shareholder of record, you may not vote your street name shares in person at the Annual Meeting unless you obtain a proxy executed in your favor from the holder of record. Your broker or nominee has enclosed a voting instruction card for you to use in directing the broker or nominee to vote your shares.

Quorum and voting requirements

The presence, in person or by proxy, of shareholders entitled to cast a majority of the votes which shareholders are entitled to cast on each matter to be voted upon at the meeting will constitute a quorum for the meeting. If, however, the meeting cannot be organized because a quorum is not present, in person or by proxy, the shareholders entitled to vote and present at the meeting will have the power, except as otherwise provided by statute, to adjourn the meeting to such time and place as they may determine. Those who attend or participate at a meeting that has been previously adjourned for lack of a quorum, although less than a quorum, shall nevertheless constitute a quorum for the purpose of electing directors.

At the Annual Meeting, in connection with the election of the directors, you will be entitled to cast one vote for each share held by you for each candidate nominated, but will not be entitled to cumulate your votes. Votes may be cast in favor of or withheld with respect to each candidate nominated. The seven (7) director nominees receiving the highest number of votes will be elected to the Board of Directors. Votes that are withheld will be excluded entirely from the vote and will have no effect, other than for purposes of determining the presence of a quorum.

The proposal to increase the number of shares authorized for issuance under the Plan and to approve the entire Plan, as amended, requires for its approval the affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on this proposal. Any abstentions will have the effect of votes against the proposal.

Brokers that are member firms of the New York Stock Exchange and who hold shares in street name for customers have the discretion to vote those shares with respect to certain matters if they have not received instructions from the beneficial owners. Brokers will have this discretionary authority with respect to the election of directors. As a result, where brokers submit proxies but are otherwise prohibited and thus must refrain from exercising discretionary authority in voting shares on certain matters for beneficial owners who have not provided instructions with respect to such matters (commonly referred to as "broker non-votes"), those shares will be included in determining whether a quorum is present but will have no effect in the outcome of the election of directors or in the voting on the proposal to increase the shares authorized under the Plan and the approval of the Plan, as amended.

As to all other matters properly brought before the meeting, the majority of the votes cast at the meeting, present in person or by proxy, by shareholders entitled to vote thereon will decide any question brought before the Annual Meeting, unless the question is one for which, by express provision of statute or of the Corporation's Articles of Incorporation or Bylaws, a different vote is required. Generally, abstentions and broker non-votes on these matters will have the same effect as a negative vote because under the Corporation's Bylaws, these matters require the affirmative vote of the holders of a majority of the Corporation's common stock, present in person or by proxy at the Annual Meeting. Broker non-votes and abstentions will be counted, however, for purposes of determining whether a quorum is present.

Governance of the Corporation

Board of Directors

Currently, our Board of Directors has seven (7) members. The Board has affirmatively determined that John J. Calamari, Lawrence J. DeAngelo, Edward Grzedzinski, Kevin J. McGinty, Matthew J. Sullivan and James W. Wert are each independent directors. This constitutes more than a majority of our Board of Directors. Only independent directors serve on our Audit Committee, Compensation Committee and Nominating and Governance Committee.

In 2004, the Board of Directors established the position of Lead Independent Director and unanimously elected Kevin J. McGinty to the position. Mr. McGinty continues to serve as the Lead Independent Director. The duties of the Lead Independent Director include providing the Chairman with input as to the preparation of the agendas for the Board of Director and Committee meetings, serving as the principal liaison between the independent directors and executive management of the Corporation, being available for consultation and direct communication with major shareholders as necessary, and coordinating and moderating regularly scheduled executive sessions of the Board's independent directors.

Committees

The Corporation has three standing Committees: the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee.

Audit Committee. The Audit Committee of the Board currently consists of three independent directors: Messrs. Calamari (chairman), McGinty and Wert. The Board has determined that Messrs. Calamari and Wert each qualify as an audit committee financial expert as defined under current SEC rules and regulations and NASD listing standards, and that the members of the Audit Committee satisfy the independence and other requirements for audit committee members under such rules, regulations and listing standards. The Audit Committee's primary purpose is to assist the Board in overseeing and reviewing: 1) the integrity of the Corporation's financial reports and financial information provided to the public and to governmental and regulatory agencies; 2) the adequacy of the Corporation's internal accounting systems and financial controls; 3) the annual independent audit of the Corporation's financial statements, including the independent registered public accountant's qualifications and independence; and 4) the Corporation's compliance with law and ethics programs as established by management and the Board. In this regard, the Audit Committee, among other things, (a) has sole authority to select, evaluate, terminate and replace the Corporation's independent registered public accountants; (b) has sole authority to approve in advance all audit and non-audit engagement fees and terms with the Corporation's independent registered public accountants; and (c) reviews the Corporation's audited financial statements, interim financial results, public filings and earnings press releases prior to issuance, filing or publication. The Board has adopted a written charter for the Audit Committee, which is accessible on the investor relations page of the Corporation's website at www.marlincorp.com. The Corporation's website is not part of this Proxy Statement and references to the Corporation's website address are intended to be inactive textual references only.

Compensation Committee. The Compensation Committee of the Board currently consists of three independent directors: Messrs. McGinty (chairman), DeAngelo and Grzedzinski. The functions of the Compensation Committee include: 1) evaluating the performance of the Corporation's named executive officers and approving their compensation; 2) preparing an annual report on executive compensation for inclusion in the Corporation's proxy statement; 3) reviewing and approving compensation plans, policies and programs, considering their design and competitiveness; and 4) reviewing the Corporation's non-employee independent director compensation levels and practices and recommending changes as appropriate. The Compensation Committee reviews and approves corporate goals and objectives relevant to chief executive officer compensation, evaluates the chief executive officer's performance in light of those goals and objectives, and recommends to the Board the chief executive officer's compensation levels based on its evaluation. The Compensation Committee also administers the Corporation's 2003 Equity Compensation Plan and 2003 Employee Stock Purchase Plan. The Compensation Committee is governed by a written charter that is accessible on the investor relations page of the Corporation's website at www.marlincorp.com.

Nominating and Governance Committee. The Nominating and Governance Committee of the Board (the "Nominating Committee") currently consists of four independent directors: Messrs. DeAngelo (chairman), McGinty, Sullivan and Wert. The Nominating Committee is responsible for seeking, considering and recommending to the Board qualified candidates for election as directors and proposing a slate of nominees for election as directors at the Corporation's annual meeting of shareholders. The Nominating Committee is responsible for reviewing and making recommendations on matters involving general operation of the Board and its Committees, and will annually recommend to the Board nominees for each Committee of the Board. The Nominating Committee is governed by a written charter that is accessible on the investor relations page of the Corporation's website at www.marlincorp.com.

The Nominating Committee has determined that no one single criteria should be given more weight than any other criteria when it considers the qualifications of a potential nominee to the Board. Instead, it believes that it should consider the total "skills set" of an individual. In evaluating an individual's "skills set," the Nominating Committee will consider a variety of factors, including, but not limited to, the potential nominee's background, education, character, integrity, judgment, general business experience, and relevant industry experience. The Nominating Committee's process for identifying and evaluating potential nominees includes soliciting recommendations from existing directors and officers of the Corporation and reviewing the Director and Committee Assessments completed by the directors. The Corporation does not currently pay any fees to third parties to assist in identifying or evaluating potential nominees, but the Corporation may seek such assistance in the future.

The Nominating Committee will also consider recommendations from shareholders regarding potential director candidates provided that such recommendations are made in compliance with the nomination procedures set forth in the Corporation's Bylaws. The procedures in the Corporation's Bylaws require the shareholder to submit written notice of the proposed nominee to the Secretary of the Corporation no less than 90 days prior to the anniversary date of the immediately preceding annual meeting of shareholders. To be in proper form, such written notice must include, among other things, (i) the name, age, business address and residence of the proposed nominee, (ii) the principal occupation or employment of such nominee, (iii) the class and number of shares of capital stock of the Corporation owned beneficially or of record by such nominee, and (iv) any other information relating to the proposed nominee that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors. In addition, as to the shareholder giving the notice, the notice must also provide (a) such shareholder's name and record address, (b) the class and number of shares of capital stock of the Corporation owned beneficially or of record by such shareholder, (c) a description of all arrangements or understandings between such shareholder and each proposed nominee and any other persons (including their names) pursuant to which the nominations are to be made by such shareholder, (d) a representation that such shareholder (or his or her authorized representative) intends to appear in person or by proxy at the meeting to nominate the persons named in the notice, and (e) any other information relating to the shareholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors. If the shareholder of record is not the beneficial owner of the shares, then the notice to the Secretary of the Corporation must include the name and address of the beneficial owner and the information referred to in clauses (c) and (e) above (substituting the beneficial owner for such shareholder).

Whistleblower Procedures

The Corporation has established procedures that provide employees with the ability to make anonymous submissions directly to the Audit Committee regarding concerns about accounting or auditing matters. The independent directors that comprise the Audit Committee will review, investigate and, if appropriate, respond to each submission made. Additionally, the Corporation has reminded employees of its policy to not retaliate or take any other detrimental action against employees who make submissions in good faith.

Code of Ethics and Business Conduct

All of the Corporation's directors, officers and employees (including its senior executive, financial and accounting officers) are held accountable for adherence to the Corporation's Code of Ethics and Business Conduct (the "Code"). The Code is posted on the investor relations section of the Corporation's website at www.marlincorp.com. The purpose of the Code is to establish standards to deter wrongdoing and promote honest and ethical behavior. The Code covers many areas of professional conduct, including compliance with laws, conflicts of interest, fair dealing, financial reporting and disclosure, confidential information and proper use of the Corporation's assets. Employees are obligated to promptly report any known or suspected violation of the Code through a variety of mechanisms made available by the Corporation. Waiver of any provision of the Code for a director or executive officer (including the senior executive, financial and accounting officers) may only be granted by the Board of Directors or the Audit Committee.

Board and Committee meetings

From January 1, 2007 through December 31, 2007, there were eight meetings of the Board of Directors, eight meetings of the Audit Committee, six meetings of the Compensation Committee and four meetings of the Nominating Committee. All of our Directors attended at least 75% of the aggregate number of meetings of our Board and Board Committees on which they served, except for Mr. Grzedzinski, who attended 71% of all such meetings, and Mr. Sullivan, who was not on the Board or any Board Committee in 2007.

Directors are encouraged, but not required, to attend annual meetings of the Corporation's shareholders. Each director attended the Corporation's 2007 Annual Meeting of Shareholders, except for Mr. Sullivan, who did not join the Board until April 2008.

Communications with the Board

Shareholders may communicate with the Board or any of the directors by sending written communications addressed to the Board or any of the directors, c/o Corporate Secretary, Marlin Business Services Corp., 300 Fellowship Road, Mount Laurel, New Jersey, 08054. All communications are compiled by the Corporate Secretary and forwarded to the Board or the individual director(s) accordingly.

Proposal 1 - Election of Directors

Nominees for election

In general, the Corporation's directors are elected at each annual meeting of shareholders. Currently, the number of directors of the Corporation is seven (7). At the Annual Meeting, the Corporation's shareholders are being asked to elect seven (7) directors to serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, resignation or removal. The nominees receiving the greatest number of votes at the Annual Meeting up to the number of authorized directors will be elected.

All seven (7) of the nominees for election as directors at the Annual Meeting as set forth in the following table are incumbent directors. Except for Mr. Sullivan, all of the nominees have been previously elected as directors by the Corporation's shareholders. Mr. Sullivan was appointed to the Board of Directors in April 2008 as the designee for Peachtree Equity Partners pursuant to the Letter Agreement, dated June 18, 2007 (the "Letter Agreement"), by and among the Corporation, Peachtree Equity Investment Management, Inc. and WCI (Private Equity) LLC. See "Certain Relationships and Related Transactions" herein for a description of this Letter Agreement. Each of the nominees has consented to serve as a director if elected. Except to the extent that authority to vote for any directors is withheld in a proxy, shares represented by proxies will be voted for such nominees. In the event that any of the nominees for director should, before the Annual Meeting, become unable to serve if elected, shares represented by proxies will be voted for such substitute nominees as may be recommended by the Corporation's existing Board, unless other directions are given in the proxies. To the best of the Corporation's knowledge, all the nominees will be available to serve.

The following biographical information is furnished with respect to the seven (7) nominees for election at the Annual Meeting as of March 1, 2008:

Name	Age	Principal Occupation	Director Since
Daniel P. Dyer	49	CEO of Marlin Business Services Corp.	1997
John J. Calamari	53	Executive Vice President and Chief Financial Officer of J.G. Wentworth	2003
Lawrence J. DeAngelo	41	Partner with Roark Capital Group	2001
Kevin J. McGinty	59	Managing Director of Peppertree Partners LLC	1998
James W. Wert	61	President & CEO of Clanco Management Corp.	1998
Edward Grzedzinski	52	Former Chairman and CEO of NOVA Corporation	2006
Matthew J. Sullivan	50	Partner with Peachtree Equity Partners	2008

Daniel P. Dyer has been Chairman of the Board of Directors and Chief Executive Officer since co-founding our Corporation in 1997. In December of 2006, Mr. Dyer also assumed the role of President of the Corporation. Prior to that, from 1986 to 1997, Mr. Dyer served in a number of positions, most recently as Senior Vice President and Chief Financial Officer of Advanta Business Services, where he was responsible for financial and treasury functions. Mr. Dyer received his undergraduate degree in accounting and finance from Shippensburg University and is a licensed certified public accountant (non-active status).

John J. Calamari has been a Director since November 2003. Mr. Calamari is Executive Vice President and Chief Financial Officer of J.G. Wentworth, a position he has held since joining J.G. Wentworth in March 2007. Prior to that time, Mr. Calamari was Senior Vice President, Corporate Controller of Radian Group Inc. where he oversaw Radian's global controllership functions, a position he held after joining Radian in September 2001. From 1999 to August 2001, Mr. Calamari was a consultant to the financial services industry, where he structured new products and strategic alliances and established financial and administrative functions and engaged in private equity financing for startup enterprises. Mr. Calamari served as Chief Accountant of Advanta from 1988 to 1998, as Chief Financial Officer of Chase Manhattan Bank Maryland and Controller of Chase Manhattan Bank (USA) from 1985 to 1988 and as Senior Manager at Peat, Marwick, Mitchell & Co. (now KPMG LLP) prior to 1985. In addition, Mr. Calamari served as a director of Advanta National Bank, Advanta Bank USA and Credit One Bank. Mr. Calamari received his undergraduate degree in accounting from St. John's University in 1976.

Lawrence J. DeAngelo has been a Director since July 2001. Mr. DeAngelo is a Partner with Roark Capital Group, a private equity firm based in Atlanta, Georgia. Prior to joining Roark in 2005, Mr. DeAngelo was a Managing Director of Peachtree Equity Partners, a private equity firm based in Atlanta, Georgia. Prior to co-founding Peachtree in April 2002, Mr. DeAngelo held numerous positions at Wachovia Capital Associates, the private equity investment group of Wachovia Bank, from 1996 to April 2002, the most recent of which was Managing Director. From 1995 to 1996, Mr. DeAngelo worked at Seneca Financial Group, and from 1992 to 1995, Mr. DeAngelo worked in the Corporate Finance Department at Kidder, Peabody & Co. From 1990 to 1992, Mr. DeAngelo attended business school. From 1988 to 1990, Mr. DeAngelo was a management consultant with Peterson & Co. Consulting. Mr. DeAngelo received his undergraduate degree in economics from Colgate University and his MBA from the Yale School of Management.

Kevin J. McGinty has been a Director since February 1998. Mr. McGinty is a Managing Director and co-founder of Peppertree Partners LLC. Prior to founding Peppertree in January 2000, Mr. McGinty served as a Managing Director of Primus Venture Partners during the period from 1990 to December 1999. In both organizations Mr. McGinty was involved in private equity investing, both as a principal and as a limited partner. From 1970 to 1990, Mr. McGinty was employed by Society National Bank, now KeyBank, N.A., where in his final position he was an Executive Vice President. Mr. McGinty received his undergraduate degree in economics from Ohio Wesleyan University and his MBA in finance from Cleveland State University.

James W. Wert has been a Director since February 1998. Mr. Wert is President and CEO of Clanco Management Corp., which is headquartered in Cleveland, Ohio. Prior to joining Clanco in May 2000, Mr. Wert served as Chief Financial Officer and then Chief

Investment Officer of KeyCorp, a financial services company based in Cleveland, Ohio, and its predecessor, Society Corporation, until 1996, after holding a variety of capital markets and corporate banking leadership positions spanning his 25 year banking career. Mr. Wert received his undergraduate degree in finance from Michigan State University in 1971 and completed the Stanford University Executive Program in 1982.

Edward Grzedzinski has been a Director since May 2006. Mr. Grzedzinski served as the Chairman and Chief Executive Officer of NOVA Corporation from September 1995 to November 2004, and Vice Chairman of US Bancorp from July 2001 to November 2004. Mr. Grzedzinski has 25 years of experience in the electronic payments industry and was a co-founder of the predecessor of NOVA Corporation, NOVA Information Systems, in 1991. Mr. Grzedzinski served as a member of the Managing Committee of US Bancorp, and was a member of the Board of Directors of US Bank, N.A. Mr. Grzedzinski also served as Chairman of euroConex Technologies, Limited, a European payment processor owned by US Bancorp until November 2004 and was a member of the Board of Directors of Indus International Inc., a global provider of enterprise asset management products and services until October 2004. Mr. Grzedzinski is also a director of Neenah Paper, Inc.

Matthew J. Sullivan became a Director in April 2008. Mr. Sullivan is a Partner with Peachtree Equity Partners ("Peachtree"). Mr. Sullivan co-founded Peachtree in 2002. From 1994 to 2002, Mr. Sullivan held numerous positions at Wachovia Capital Associates, the private equity investment group of Wachovia Bank, the most recent of which was Managing Director. From 1983 to 1994, Mr. Sullivan worked in the Corporate Finance Department at Kidder, Peabody & Co. and previously with Arthur Andersen & Company where he earned his CPA (currently non-active status). Mr. Sullivan received his undergraduate degree in finance from the University of Pennsylvania and his MBA from Harvard Business School.

Recommendation of the Board

The Board recommends that the shareholders vote **"FOR"** the seven (7) nominees listed above. Proxies received will be so voted unless shareholders specify otherwise in the proxy.

Proposal 2- Approval of Increase in Number of Shares Authorized Under the Corporation's 2003 Equity Compensation Plan and Amendment of the Corporation's 2003 Equity Compensation Plan

On April 8, 2008, the Board adopted, subject to shareholder approval at the Annual Meeting, an amendment to the Corporation's 2003 Equity Compensation Plan (the "Plan") that would increase the total number of shares of our common stock authorized for issuance under the Plan from 2,100,000 shares to 3,300,000 shares, an increase of 1,200,000 shares. The Board has directed that the proposal to increase the number of shares authorized for issuance under the Plan be submitted to our shareholders for their approval at the Annual Meeting. In addition, the Corporation's shareholders are being asked to approve the entire Plan, as amended. Shareholder approval of the increase in shares authorized for issuance under the Plan, as well as of the entire Plan, as amended, is being sought (i) so that compensation attributable to grants under the Plan may continue to qualify for an exemption from the $1,000,000 deduction limit under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") (see discussion of "Section 162(m)" under "Federal Income Tax Consequences" below), and (ii) in order for incentive stock options to meet the requirements of the Code. As of April 1, 2008, there were 16,288 shares of common stock available for future grants under the Plan. As of April 1, 2008, a net total of 2,083,712 stock option and restricted stock awards had been granted under the Plan. If the amendment to the Plan to increase the number of shares of common stock authorized to be issued under the Plan is approved, the total number of shares of common stock that may be issued under the Plan will be 3,300,000 shares of common stock, meaning that 1,216,288 shares of common stock will be available for grants under the Plan.

The Board believes that the number of shares currently available for issuance under the Plan is not sufficient in view of our compensation structure and strategy. The Board has concluded that our ability to attract, retain and motivate top quality management and employees is material to our success and would be enhanced by our continued ability to grant equity compensation under the Plan. In addition, the Board believes that our interests and the interests of our shareholders will be advanced if we can continue to offer our employees, advisors, consultants and non-employee directors the opportunity to acquire or increase their proprietary interests in us. The Board believes that the availability of the additional 1,200,000 shares will ensure that we continue to have a sufficient number of shares authorized for issuance under the Plan.

The material terms of the Plan are summarized below. A copy of the proposed amendment to the Plan is attached as Appendix A to this Proxy statement. A copy of the Plan can be received by submitting a request c/o Corporate Secretary, Marlin Business Services Corp., 300 Fellowship Road, Mount Laurel, New Jersey, 08054. This summary of the Plan and the proposed amendment are not intended to be a complete description of the Plan and the amendment. This summary is qualified in its entirety by the actual text of the Plan and the amendment to which reference is made.

Material Features of the Plan

General

The Plan initially became effective on October 12, 2003 and provides for the grant of nonqualified stock options ("NQSOs"), incentive stock options ("ISOs", and together with NQSOs, "Options")), stock awards (Stock Awards"), stock appreciation rights ("SARs"), stock units ("Stock Units"), dividend equivalents ("Dividend Equivalents"), and other equity-based awards ("Other Equity Awards").

The Plan currently authorizes the issuance of 2,100,000 shares of common stock; provided, however, that not more than 1,050,000 shares shall be available for issuance as Stock Awards, Stock Units and Other Equity Awards. The Corporation's shareholders are being asked to consider and approve an amendment to the Plan that would, commencing on the date of the Annual Meeting, increase the number of shares of common stock available for grants under the Plan by an additional 1,200,000 shares, so that the total number of shares of common stock that may be granted under the Plan will be 3,300,000. This amendment also provides that no more than 1,650,000 shares of common stock shall be available for issuance as Stock Awards, Stock Units and Other Equity Awards under the Plan. The Plan provides that the maximum number of shares of common stock that may be subject to grants to any individual in any calendar year is 100,000 shares.

If any grant terminates, expires or is canceled, forfeited, exchanged or surrendered without having been exercised or if any Stock Awards, Stock Units, or Other Equity Awards are forfeited, the shares subject to such grants shall again be available for purposes of the Plan. If certain extraordinary events affecting the Corporation's common stock occur, the Compensation Committee may make adjustments to the total number of shares of common stock available for grants under the Plan, the maximum number of shares of common stock that may be awarded under the Plan to an individual in any year, the number and kind of shares of common stock covered by outstanding grants, the kind of shares to be issued or transferred under the Plan, and the price per share of the grants.

Administration. The Plan is administered and interpreted by the Compensation Committee. However, the Board will approve and administer all grants to non-employee directors. The Compensation Committee may delegate its authority under the Plan to a subcommittee. The Compensation Committee of the Board currently consists of Messrs. McGinty (chairman), DeAngelo and Grzedzinski, each of whom is a non-employee and outside director. The Compensation Committee shall have the sole authority to (i) determine the individuals to whom grants shall be made under the Plan, (ii) determine the type, size and terms of the grants to be made to each such individual, (iii) determine the time when the grants will be made and the duration of any applicable exercise or restriction period, including the criteria for exercisability and the acceleration of exercisability, (iv) amend the terms of any previously issued grant, and (v) deal with any other matters arising under the Plan.

Eligibility for Participation. All employees of the Corporation and its subsidiaries ("Employees"), including Employees who are officers or members of the Board, and members of the Board who are not Employees ("Non-Employee Directors") are eligible to participate in the Plan. Consultants and advisors who perform services for the Corporation or any of its subsidiaries ("Key Advisors") shall also be eligible to participate in the Plan, subject to certain conditions set forth in the Plan. The Employees, Non-Employee Directors and Key Advisors are collectively referred to herein as "Grantees".

Types of Grants

Options. The Compensation Committee may grant to a Grantee Options intended to qualify as ISOs, within the meaning of Section 422 of the Code, or NQSOs that are not intended to qualify as ISOs, or any combination of ISOs and NQSOs. Options become exercisable according to the terms and conditions determined by the Compensation Committee and set forth in the grant instrument. The Compensation Committee may accelerate the exercisability of any or all outstanding Options at any time for any reason.

The exercise price per share subject to an Option will be determined by the Compensation Committee and will be equal to or greater than the fair market value of the Corporation's shares of common stock on the date of grant. The Compensation Committee also determines the term of each Option, up to a maximum ten-year term. If the Grantee of an ISO is a person who holds more than ten percent of the total combined voting power of all classes of the Corporation's outstanding shares, the term may not exceed five years from the date of grant and the exercise price cannot be less than 110% of the fair market value of the shares of common stock on the date of grant.

Grantees may pay the exercise price of an Option: (i) in cash, (ii) by delivering to the Corporation shares of common stock owned by the Grantee and having a fair market value on the date of exercise equal to part or all of the exercise price of the Option or by attestation to ownership of such shares, (iii) by payment through a broker in accordance with procedures permitted by Regulation T of the Federal Reserve Board, or (iv) by such other method approved by the Compensation Committee.

Stock Awards. The Compensation Committee may issue or transfer shares of common stock to a Grantee under a Stock Award upon such terms as the Committee deems appropriate. The Compensation Committee may require that Grantees pay consideration for the Stock Awards and may establish conditions under which restrictions on Stock Awards lapse over a period of time or according to such other criteria as the Committee determines appropriate. The Compensation Committee shall determine the number of shares of common stock to be issued or transferred pursuant to a Stock Award and the restrictions applicable to such shares. Unless the Compensation Committee determines otherwise, during the restriction period, the Grantee will have the right to vote the shares of common stock subject to the Stock Award and to receive any dividends or other distributions paid on such shares, subject to any restrictions determined appropriate by the Compensation Committee.

Stock Appreciation Rights. The Compensation Committee may grant SARs to a Grantee separately or in tandem with any Option. The base amount of each SAR shall be established by the Compensation Committee at the time the SAR is granted and, unless the Committee determines otherwise, the base amount of each SAR shall equal the per share exercise price of the related Option or, if there is no related Option, the fair market value of the Corporation's common stock on the date of the grant of the SAR. Upon exercise of a SAR, the Grantee will receive an amount equal to the excess of the fair market value of the Corporation's common stock on the date of exercise over the base amount of the SAR set forth in the grant instrument. Such payment to the Grantee will be in cash, in common stock of the Corporation or a combination of cash and common stock, as determined by the Compensation Committee. The Compensation Committee will also determine the period when SARs vest and become exercisable and whether SARs will be granted in connection with, or independently of, any Options. The Compensation Committee may accelerate the exercisability of any or all outstanding SARs at any time for any reason. SARs may be exercised while the Grantee is employed by or providing service to the Corporation or within a specified period of time after termination of such service or employment.

Stock Units. The Compensation Committee may grant phantom units representing one or more shares of common stock to a Grantee upon such terms as the Committee deems appropriate. Each Stock Unit shall represent the right of the Grantee to receive an amount based on the value of a share of common stock, if specified conditions are met, or under other circumstances. The Compensation Committee determines the number of Stock Units that will be granted, the requirements applicable to the Stock Units and any other terms and conditions of the Stock Unit. Payments with respect to Stock Units will be paid to the Grantee in cash, the Corporation's common stock or a combination of cash and common stock, as determined by the Compensation Committee.

Other Equity Awards. The Compensation Committee may grant Other Equity Awards that are awards (other than Options, SARs, Stock Awards, Stock Units or Dividend Equivalents) that are based on, measured by or payable in the Corporation's common stock to any Grantee, on such terms and conditions as the Committee shall determine. These Other Equity Awards may be awarded subject to the achievement of performance goals or other conditions and are payable in cash, the Corporation's common stock or any combination of cash and common stock. The terms and conditions for these Other Equity Awards will be determined by the Compensation Committee.

Dividend Equivalents. The Compensation Committee may include in a grant instrument with respect to any grant a Dividend Equivalent right entitling the Grantee to receive amounts equal to the ordinary dividends that would be paid, during the time the grant is outstanding and unexercised, on the shares of the Corporation's common stock covered by the grant as if such shares were then outstanding. The Compensation Committee determines whether Dividend Equivalents shall be paid currently or credited to a bookkeeping account as a dollar amount or in the form of Stock Units. The terms and conditions of Dividend Equivalents are determined by the Compensation Committee.

Qualified Performance-Based Compensation

The Compensation Committee may determine that Stock Awards, Stock Units, Dividend Equivalents or Other Equity Awards granted to an Employee shall be considered "qualified performance-based compensation" under section 162(m) of the Code. When Stock Awards, Stock Units, Dividend Equivalents or Other Equity Awards that are to be considered "qualified performance-based compensation" are granted, the Compensation Committee shall establish in writing (i) the objective performance goals that must be met, (ii) the performance period during which the performance goals must be met, (iii) the threshold, target and maximum amounts that may be paid if the performance goals are met, and (iv) any other conditions that the Committee deems appropriate and consistent with the Plan and Section 162(m) of the Code, including the employment requirements and payment terms. The performance goals may relate to the Employee's business unit or the performance of the Corporation and its subsidiaries as a whole, or any combination of the foregoing. The Compensation Committee shall use objectively determinable performance goals based on one or more of the following criteria: total shareholder return; total shareholder return as compared to total shareholder return of comparable companies or a publicly available index; net income; pretax earnings; earnings before interest expense and taxes (EBIT); earnings before interest expense, taxes, depreciation and amortization (EBITDA); earnings per share; return on equity; return on assets; revenues; asset growth; operating ratios; access to and availability of funding; or asset quality.

The Compensation Committee shall establish the performance goals in writing either before the beginning of the performance period or during a period ending no later than the earlier of (i) 90 days after the beginning of the performance period or (ii) the date on which 25% of the performance period has been completed, or such other date as may be required or permitted under applicable regulations under section 162(m) of the Code. The performance goals shall satisfy the requirements for "qualified performance-based compensation," including the requirement that the achievement of the goals be substantially uncertain at the time they are established and that the goals be established in such a way that a third party with knowledge of the relevant facts could determine whether and to what extent the performance goals have been met. The Compensation Committee shall not have discretion to increase the amount of compensation that is payable upon achievement of the designated performance goals.

The maximum number of shares of the Corporation's common stock that may be subject to grants made to an individual during a calendar year shall not exceed 100,000 shares. If Dividend Equivalents are granted as "qualified performance-based compensation," the maximum amount of Dividend Equivalents that may be credited to the Employee's account in a calendar year is $250,000.

Announcement of Grants

The Compensation Committee shall certify and announce the results for each performance period to all Grantees immediately following the announcement of the Corporation's financial results for the performance period. If and to the extent that the Compensation Committee does not certify that the performance goals have been met, the grants of Stock Awards, Stock Units, Dividend Equivalents or Other Equity Awards for the performance period shall be forfeited or shall not be made, as applicable. Any grants that are to be paid as a result of achievement of performance goals shall be paid as specified in the grant instrument.

Deferrals

The Compensation Committee may permit or require a Grantee to defer receipt of the payment of cash or the delivery of shares that would otherwise be due to such Grantee in connection with any grant under the Plan. If any such deferral election is permitted or required, the Compensation Committee shall establish rules and procedures for such deferrals.

Change of Control of the Corporation

Upon a Change of Control (as defined in the Plan), (i) the Corporation shall provide each Grantee with outstanding grants written notice of such Change of Control, (ii) all outstanding Options and SARs shall automatically accelerate and become fully exercisable, (iii) the restrictions and conditions on all outstanding Stock Awards shall immediately lapse, and (iv) all Grantees holding Stock Units, Dividend Equivalents and Other Equity Awards shall receive a payment in settlement of such Stock Units, Dividend Equivalents and Other Equity Awards in an amount determined by the Compensation Committee.

Assumption of Grants. Upon a Change of Control where the Corporation is not the surviving corporation (or survives only as a subsidiary of another corporation), unless the Compensation Committee determines otherwise, all outstanding Options and SARs that are not exercised shall be assumed by, or replaced with comparable options or rights by, the surviving corporation (or a parent or subsidiary of the surviving corporation), and other outstanding grants shall be converted to similar grants of the surviving corporation (or a parent or subsidiary of the surviving corporation).

Other Alternatives. Notwithstanding the foregoing, in the event of a Change of Control, unless the Grantee's employment agreement, if any, with the Corporation provides otherwise, the Compensation Committee may take one or both of the following actions with respect to any or all outstanding Options and SARs: the Committee may (i) require that Grantees surrender their outstanding Options and SARs in exchange for a payment by the Corporation, in cash or the Corporation's common stock as determined by the Committee, in an amount equal to the amount by which the then fair market value of the shares of the Corporation's common stock subject to the Grantee's unexercised Options and SARs exceeds the exercise price of the Options or the base amount of the SARs, as applicable, or (ii) after giving Grantees an opportunity to exercise their outstanding Options and SARs, terminate any or all unexercised Options and SARs at such time as the Committee deems appropriate. Such surrender or termination shall take place as of the date of the Change of Control or such other date as the Committee may specify.

Shareholder Approval for Qualified Performance-Based Compensation.

If Stock Awards, Stock Units, Dividend Equivalents or Other Equity Awards are granted as qualified performance-based compensation under section 162(m) of the Code, the Plan must be re-approved by the Company's shareholders no later than the first shareholder meeting that occurs in the fifth year following the year in which the shareholders previously approved the Plan.

Amendment and Termination of the Plan

The Board may amend or terminate the Plan at any time; provided, however, that the Board shall not amend the Plan without shareholder approval if such approval is required in order to comply with the Code or applicable laws or to comply with applicable stock exchange requirements. The Plan shall terminate on the day immediately preceding the tenth anniversary of its effective date, unless the Plan is terminated earlier by the Board or is extended by the Board with the approval of the shareholders.

Grants under the Plan

As of April 1, 2008, there were 16,288 shares of common stock available for future grants under the Plan. As of April 1, 2008, a net total of 2,083,712 Options and Stock Awards had been granted under the Plan. No SARs, Stock Units, Dividend Equivalents or Other Equity Awards have been granted under the Plan. If the amendment to the Plan to increase the number of shares of common stock authorized to be issued under the Plan is approved, the total number of shares of common stock that may be issued under the Plan will be 3,300,000 shares of common stock, meaning that 1,216,288 shares of common stock will be available for grants under the Plan.

No grants have been made under the Plan that are subject to shareholder approval at the Annual Meeting. It is not possible at present to predict the number of grants that will be made or who will receive any such grants under the Plan after the Annual Meeting.

Federal Income Tax Consequences

The federal income tax consequences of grants under the Plan will depend on the type of grant. The following description provides only a general description of the application of federal income tax laws to grants under the Plan. This discussion is intended for the information of shareholders considering how to vote at the Annual Meeting and not as tax guidance to Grantees, as the consequences may vary with the types of grants made, the identity of the Grantees and the method of payment or settlement. The summary does not address the effects of other federal taxes (including possible "golden parachute" excise taxes) or taxes imposed under state, local, or foreign tax laws.

From the Grantee's standpoint, as a general rule, ordinary income will be recognized at the time of delivery of shares of common stock or payment of cash under the Plan. Future appreciation on shares of common stock held beyond the ordinary income recognition event will be taxable as capital gain when the shares of common stock are sold. As a general rule, the Corporation will be entitled to a tax deduction that corresponds in time and amount to the ordinary income recognized by the recipient, and the Corporation will not be entitled to any tax deduction with respect to capital gain income recognized by the grantee.

Exceptions to these general rules arise under the following circumstances:

(i) If shares of common stock, when delivered, are subject to a substantial risk of forfeiture by reason of any employment or performance-related condition, ordinary income taxation and the Corporation's tax deduction will be delayed until the risk of forfeiture lapses, unless the Grantee makes a special election to accelerate taxation under section 83(b) of the Code.

(ii) If an employee exercises an Option that qualifies as an ISO, no ordinary income will be recognized, and the Corporation will not be entitled to any tax deduction, if shares of common stock acquired upon exercise of the Option are held until the later of (A) one year from the date of exercise and (B) two years from the date of grant. However, if the employee disposes of the shares acquired upon exercise of an ISO before satisfying both holding period requirements, the employee will recognize ordinary income to the extent of the difference between the fair market value of the shares on the date of exercise (or the amount realized on the disposition, if less) and the exercise price, and the Corporation will be entitled to a tax deduction in that amount. The gain, if any, in excess of the amount recognized as ordinary income will be long-term or short-term capital gain, depending upon the length of time the employee held the shares before the disposition.

(iii) A grant may be subject to a 20% tax, in addition to ordinary income tax, at the time the grant becomes vested, plus interest, if the grant constitutes deferred compensation under section 409A of the Code and the requirements of section 409A of the Code are not satisfied.

Section 162(m) of the Code generally disallows a publicly-held corporation's tax deduction for compensation paid to its chief executive officer or any of its four other most highly compensated officers in excess of $1 million in any year. Qualified performance-based compensation is excluded from the $1 million deductibility limit, and therefore remains fully deductible by the corporation that pays it. We intend that Options and SARs granted under the Plan will be qualified performance-based compensation. Stock Units, Stock Awards, Dividend Equivalents, and Other Equity Awards granted under the Plan may be designated as qualified performance-based compensation if the Compensation Committee conditions such grants on the achievement of specific performance goals in accordance with the requirements of section 162(m) of the Code.

Under the Plan, we have the right to require that Grantees pay to us an amount necessary for us to satisfy our federal, state or local tax withholding obligations with respect to grants. We may withhold from other amounts payable to a Grantee an amount necessary to satisfy these obligations. The Compensation Committee may permit a Grantee to satisfy our withholding obligation with respect to grants paid in common stock by having shares withheld, at the time the grants become taxable, provided that the number of shares withheld does not exceed the individual's minimum applicable withholding tax rate for federal, state and local tax liabilities.

Recommendation of the Board

The Board recommends that the shareholders vote **"FOR"** the approval of increase in number of shares authorized under the Corporation's 2003 Equity Compensation Plan and the approval of the Corporation's 2003 Equity Compensation Plan, as amended. Proxies received will be so voted unless shareholders specify otherwise in the proxy.

Directors' Compensation

The non-employee independent members of the Board of Directors receive a $30,000 annual retainer (payable in quarterly installments) for their service on the Board of Directors. Non-employee independent members of the Board of Directors are granted an Option to purchase 5,000 shares of the Corporation's common stock upon their initial appointment or election to the Board. These Options vest in four equal annual installments. In addition, non-employee independent members of the Board of Directors receive annual grants under the Corporation's 2003 Equity Compensation Plan of (i) restricted stock yielding a present value of $27,000 at the Stock Award grant date and (ii) Options yielding a present value of $9,000 at the grant date (using an option pricing model). The annual restricted Stock Awards vest at the earlier of (a) seven years from the grant date and (b) six months following the non-employee independent director's termination of Board service. The annual Option grants cliff vest one year from the grant date. The per share exercise price of all Options granted to non-employee independent members of the Board of Directors is equal to the fair market value per share on the date the Option is granted.

The chairman of the Audit Committee receives additional compensation of $10,000 per year, the chairman of the Compensation Committee receives additional compensation of $4,000 per year, the chairman of the Nominating Committee receives additional compensation of $2,000 per year, and the Lead Independent Director receives additional compensation of $25,000 per year. These fees are paid in quarterly installments.

The following table sets forth compensation from the Corporation for the non-employee independent members of the Board of Directors in 2007. The table does not include reimbursement of travel expenses related to attending Board, Committee and Corporation business meetings.

Director Compensation Table

Name	Fees Earned or Paid In Cash ($)	Stock Awards ($)	Option Awards ($)	Total ($)
Kevin J. McGinty	$59,000	$6,108	$16,224	$81,332
John J. Calamari	$40,000	$6,108	$16,186	$62,294
James W. Wert	$30,000	$6,108	$16,224	$52,332
Lawrence J. DeAngelo	$32,000	$6,108	$16,186	$54,294
Edward Grzedzinski	$30,000	$6,108	$19,100	$55,208
Matthew J. Sullivan (1)	$0	$0	$0	$0

(1) Mr. Sullivan was appointed to the Corporation's Board of Directors in April 2008.

Director Ownership Requirements

Non-employee independent directors are subject to certain ownership requirements. Within five years of joining the Corporation's Board of Directors (or five years from May 26, 2005 for each individual who was a director on that date), each non-employee independent director shall be required to own stock of the Corporation with a value equal to five times the director's annual retainer. Restricted shares may be counted toward the ownership requirement. Non-employee independent directors are also required to hold 50% of the net, after tax "profit" realized on the exercise of stock options in the form of shares of Corporation stock for a minimum period of one year after the exercise. All non-employee independent directors have been in compliance with these requirements.

Executive Officers

The following table provides information, as of March 1, 2008, about the Corporation's executive officers.

Name	Age	Principal Occupation for the Past Five Years and Position Held with the Corporation and its Subsidiaries
Daniel P. Dyer	49	Mr. Dyer has been Chairman of the Board of Directors and Chief Executive Officer since co-founding our Corporation in 1997. In December 2006, Mr. Dyer also assumed the position of President of our Corporation. Prior to that, from 1986 to 1997, Mr. Dyer served in a number of positions, most recently as Senior Vice President and Chief Financial Officer of Advanta Business Services, where he was responsible for financial and treasury functions. Mr. Dyer received his undergraduate degree in accounting and finance from Shippensburg University and is a licensed certified public accountant (non-active status).
George D. Pelose	43	Mr. Pelose has been with our Corporation since 1999, serving as General Counsel and Secretary since 1999. In December 2006, Mr. Pelose became the Chief Operating Officer of the Corporation. From 1997 to 1999, Mr. Pelose was an attorney with Merrill Lynch Asset Management, providing legal and transactional advice to a portfolio management team that invested principally in bank loans and high-yield debt securities. From 1994 to 1997, Mr. Pelose was an associate at Morgan, Lewis & Bockius LLP in the firm's Business & Finance section where he worked on a variety of corporate transactions, including financings, mergers, acquisitions, private placements and public offerings. From 1991 to 1994, Mr. Pelose attended law school. From 1986 to 1991, Mr. Pelose was a corporate loan officer in the commercial lending division of PNC Bank. Mr. Pelose received both his undergraduate degree in economics and his law degree from the University of Pennsylvania, both with honors. Mr. Pelose is licensed to practice law in New Jersey and Pennsylvania.
Lynne C. Wilson	45	Ms. Wilson has been our Chief Financial Officer since June 5, 2006. Prior to joining the Corporation, from 1999 to 2006, Ms. Wilson was with General Electric Company, serving in a variety of finance positions for different subsidiaries and divisions of GE. From 2002 to 2006, Ms. Wilson worked for GE Equipment Services-TFS/Modular Space, most recently serving as Manager of Finance, Strategic Marketing (from 2005 to 2006) and previously as Manager, Financial Planning and Analysis (from 2002 to 2005). From 1999 to 2002, Ms. Wilson was the Global Controller for GE Commercial Finance-Fleet Services. Prior to joining GE, Ms. Wilson held senior financial positions at Bank One Corporation (from 1996 to 1999) and Fleet National Bank of NY/Northeast Savings (from 1989 to 1996), where she served as Senior Vice President, Controller and Principal Accounting Officer. Ms. Wilson started her career at Ernst & Young International working from 1984 to 1989 as an Audit Manager. Ms. Wilson obtained a BA in Business Administration from Siena College and is a licensed certified public accountant (non-active status).

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information with respect to the beneficial ownership of our common stock as of March 1, 2008, by:

- each person or entity known by us to own beneficially more than 5% of our stock;
- each of our named executive officers in the Summary Compensation Table below;
- each of our directors and nominees; and
- all of our executive officers, directors and nominees as a group.

Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities for which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be the beneficial owner of securities as to which such person has no economic interest.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
Executive Officers, Directors and Nominees		
Daniel P. Dyer(1,2)	327,714	2.7%
George D. Pelose(1,2)	218,780	1.8
Lynne C. Wilson(1,2)	26,918	*
John J. Calamari(1,3)	14,817	*
Lawrence J. DeAngelo(1,3)	14,817	*
Edward Grzedzinski(1,3)	5,041	*
Kevin J. McGinty(1,3)	48,588	*
James W. Wert(1,3)	44,008	*
Matthew J. Sullivan(4)	2,316,934	19.0
All executive officers, directors and nominees as a group (9 persons)(1,5)	3,017,617	24.1
5% Shareholders		
Peachtree Equity Investment Management, Inc.(6) 1170 Peachtree St., Ste. 1610 Atlanta, GA 30309	2,309,934	19.6
Columbia Wanger Asset Management, L.P.(7) 227 West Monroe Street, Suite 3000 Chicago, IL 60606	1,255,000	10.18
William Blair & Company(8) 222 W. Adams Street Chicago, IL 60606	723,396	6.01
Primus Venture Partners IV, Inc.(9) 5900 Landerbrook Dr., Ste. 200 Cleveland, OH 44124-4020	832,713	6.7
JP Morgan Chase & Co.(10) 270 Park Avenue New York, NY 10017	642,732	5.2

* Represents less than 1%.

(1) Does not include options vesting more than 60 days after March 1, 2008, held by Mr. Dyer (48,297), Mr. Pelose (29,762), Ms. Wilson (13,099), Mr. Calamari (1,284), Mr. DeAngelo (1,284), Mr. Grzedzinski (5,034), Mr. McGinty (1,284) and Mr. Wert (1,284). Does include, where applicable, shares held in the 2003 Employee Stock Purchase Plan and restricted shares awarded under the 2003 Equity Compensation Plan.

(2) Includes options for Mr. Dyer (142,297), Mr. Pelose (124,598) and Ms Wilson (1,498) to purchase shares that are currently exercisable or will become exercisable within 60 days following March 1, 2008.

(3) Includes options for Mr. Calamari (8,869), Mr. DeAngelo (8,869), Mr. Grzedzinksi (2,458), Mr. McGinty (40,060) and Mr. Wert (18,669) to purchase shares that are currently exercisable or will become exercisable within 60 days following March 1, 2008.

(4) Includes 2,000 unrestricted shares owned directly by Mr. Sullivan and 5,000 restricted shares awarded to Mr. Sullivan in April 2008 in connection with his appointment to the Board in accordance with the Corporation's Director compensation program described above in "Directors' Compensation". The remaining 2,309,934 shares are reported as beneficially owned by Peachtree Equity Investment Management, Inc. are based on a Schedule 13G filed jointly by such entity, WCI (Private Equity) LLC ("WCI") and Matthew J. Sullivan with the Securities and Exchange Commission ("SEC") on February 17, 2004. The shares are reported as directly owned by WCI, whose sole manager is Peachtree Equity Investment Management, Inc. (the "Manager"). The Manager could be deemed to be an indirect beneficial owner of the reported shares, and could be deemed to share such beneficial ownership with WCI. Matthew J. Sullivan is a director of the Manager, and could be deemed to be an indirect beneficial owner of the reported shares, and could be deemed to share such indirect beneficial ownership with the Manager and WCI. Mr. Sullivan disclaims beneficial ownership of the reported shares except to the extent of his pecuniary interest therein.

(5) Includes options to purchase 347,318 shares that are currently exercisable or will become exercisable within 60 days following March 1, 2008.

(6) The shares reported as beneficially owned by Peachtree Equity Investment Management, Inc. are based on a Schedule 13G filed jointly by such entity, WCI (Private Equity) LLC ("WCI") and Matthew J. Sullivan with the SEC on February 17, 2004. The shares are reported as directly owned by WCI, whose sole manager is Peachtree Equity Investment Management, Inc. (the "Manager"). The Manager could be deemed to be an indirect beneficial owner of the reported shares, and could be deemed to share such beneficial ownership with WCI. Matthew J. Sullivan is a director of the Manager, and could be deemed to be an indirect beneficial owner of the reported shares, and could be deemed to share such indirect beneficial ownership with the Manager and WCI. Mr. Sullivan disclaims beneficial ownership of the reported shares except to the extent of his pecuniary interest therein.

(7) The shares reported as beneficially owned by Columbia Wanger Asset Management, L.P. ("Columbia") are reported as of December 31, 2007, based on a Schedule 13G filed by Columbia on February 8, 2008. Columbia is the beneficial owner of 1,255,000 shares and these shares include shares held by Columbia Acorn Trust (CAT), a Massachusetts business trust that holds 9.74% of the shares of issuer.

(8) The shares reported as beneficially owned by William Blair & Company, L.L.C ("Blair") are reported as of December 31, 2007, based on a Schedule 13G filed by Blair on January 9, 2008.

(9) The shares reported as beneficially owned by Primus Venture Partners IV, Inc. are based on an amendment to a Schedule 13G filed jointly by Primus Capital Fund IV Limited Partnership ("PCF IV LP"), Primus Venture Partners IV Limited Partnership ("PVP IV LP") and Primus Venture Partners IV, Inc. ("PVP IV Inc.") with the SEC on February 8, 2008. Each such reporting person has reported that, as of December 31, 2007, they held shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the shares as follows: (i) PCF IV LP has shared power to vote and to dispose of 790,764 shares currently held by PCF IV LP; (ii) PVP IV LP, as the sole general partner of PCF IV LP, may be deemed to have shared power to vote and to dispose of 790,764 shares currently held by PCF IV LP. In addition, PVP IV LP is also the sole general partner of Primus Executive Fund Limited Partnership ("PEF LP") and, in such capacity, may be deemed to have shared power to vote and dispose of the 32,949 shares currently held by PEF LP; (iii) PVP IV Inc., as the sole general partner of PVP IV LP, may be deemed to have the shared power to vote and to dispose of 790,764 shares currently held by PCF IV LP and the 32,949 shares currently held by PEF LP. PVP IV Inc. has five shareholders and directors: Loyal W. Wilson, James T. Bartlett, William C. Mulligan, Jonathan E. Dick and Steven Rothman. Each of PCF IV LP, PVP IV LP and PVP IV Inc. disclaims beneficial ownership of any shares beneficially owned by each other entity.

(10) The shares reported as beneficially owned by JPMorgan Chase & Co. ("JPMorgan") are reported as of December 31, 2007, based on a Schedule 13G filed by JPMorgan on January 29, 2008. JPMorgan is the beneficial owner of 642,732 shares on behalf of other persons known to have one or more of the following: the right to receive dividends for such securities; the power to direct the receipt of dividends from such securities; the right to receive the proceeds from the sale of such securities; and the right to direct the receipt of proceeds from the sale of such securities. No such person is known to have an interest in more than 5% of the class of shares reported.

Compensation Discussion and Analysis

Compensation Overview

The Compensation Committee of the Board of Directors sets and administers the policies that govern our executive compensation, including:

- establishing and reviewing executive base salaries;
- overseeing the Corporation's annual incentive compensation plans;
- overseeing the Corporation's long-term equity-based compensation plan;
- approving all bonuses and awards under those plans; and
- annually approving and recommending to the Board all compensation decisions for executive officers, including those for the Chief Executive Officer ("CEO") and the other officers named in the Summary Compensation Table (the "Executive Officers").

The current Executive Officers of the Corporation are Daniel P. Dyer, George D. Pelose and Lynne C. Wilson. All of them were Executive Officers during 2007.

The Compensation Committee operates under a written charter (accessible on the investor relations page of the Corporation's website at www.marlincorp.com) and only independent directors serve on the Compensation Committee.

Compensation Philosophy. The Compensation Committee believes that the most effective executive compensation program is one that is designed to reward the achievement of specific annual, long-term and strategic goals by the Corporation, and which aligns executives' interests with those of the shareholders by rewarding performance against established goals, with the ultimate objective of improving shareholder value. The Compensation Committee evaluates both performance and compensation to ensure that the Corporation maintains its ability to attract and retain superior employees in key positions and that compensation provided to key employees remains competitive in the marketplace. To that end, the Compensation Committee believes executive compensation packages provided by the Corporation to its executives, including the Executive Officers, should include both cash and equity-based compensation that reward performance as measured against established goals.

Management's Role in the Compensation-Setting Process. The Compensation Committee makes all compensation decisions relating to the Executive Officers; however, management plays a significant role in the compensation-setting process, including:

- evaluating employee performance;
- establishing performance targets and objectives; and
- recommending salary and bonus levels and equity awards.

The CEO works with the Compensation Committee Chairman in establishing the agenda for Compensation Committee meetings. Management also prepares meeting information for each Compensation Committee meeting. The CEO also participates in Compensation Committee meetings at the Chairman's request to provide:

- background information regarding the Corporation's strategic objectives;
- a tally sheet for each Executive Officer, setting forth total compensation and aggregate equity awards for each Executive Officer;
- an evaluation of the performance of the Corporation's officers, including the Executive Officers; and
- compensation and equity award recommendations as to the Corporation's officers, including the Executive Officers.

The Compensation Committee can exercise its discretion in modifying any recommended awards to the Corporation's officers, including the Executive Officers. At a Compensation Committee meeting held on February 29, 2008, the Committee approved the 2007 bonus and the equity incentive award recommendations put forth by the CEO, with one exception. In approving the bonus recommendations for the Executive Officers, the Compensation Committee decided to pay approximately one-half of the recommended bonus in cash and the remainder in restricted stock that vests in one year (as opposed to paying the entire recommended bonus in cash). The Compensation Committee made this modification to the CEO's recommendation to further exemplify the importance of equity ownership at all levels of the business and to reemphasize the importance of shareholders in the Corporation's planning and its execution of its plans.

External Consultants and Benchmarking. The Compensation Committee utilizes the services of an independent consulting firm, Watson & Wyatt. In 2004, the Compensation Committee first engaged Watson & Wyatt, to conduct a study of the Corporation's Executive Officer compensation programs and strategies (the "Watson Study"). The Watson Study compared the Corporation's executive compensation levels with that of (i) a peer group comprised of companies with a business services and financing focus that are similar in size to the Corporation (the "peer group"), (ii) compensation details from various market surveys across several industries (together with the peer group, the "comparison group"), and (iii) broader financial services industry practices. The Watson Study selected a compensation peer group of companies consisting of eight publicly-traded companies in a similar industry and size with executive positions with responsibilities similar in breadth and scope as the Corporation. The peer group used in the initial benchmark analysis contained in the Watson Study consisted of: California First National Bank (CFNB); Credit Acceptance Corp. (CACC); Financial Federal Corp. (FIF); First Marblehead Corp. (FMD); Medallion Financial Corp. (TAXI); Portfolio Recovery Associates Inc. (PRAA); First Investors Financial Services Group Inc. (FIFS); and World Acceptance Corp. (WRLD).

The Watson Study concluded that the Corporation's Executive Officers are paid conservatively relative to the comparison group. The study noted that the Executive Officers' base salaries at the time of the report were generally below the 50th percentile of the comparison group, but the competitiveness of the Executive Officers' total annual cash compensation improved with above market bonus opportunities. The Watson Study further noted that the value of the existing long-term incentives granted to the executives (primarily in the form of stock options) was below market levels.

In response to the findings of the Watson Study and in keeping with our philosophy of providing strong incentives for superior performance, the Compensation Committee modified the structure of the Corporation's Executive Officer compensation programs. Based on recommendations contained in the Watson Study, effective in 2005, the Compensation Committee modified the stock-based incentive award program for the Executive Officers to include the three separate components set forth below (i.e., stock option grants, restricted stock grants, and the MSOP). The Watson Study suggested that this mix of stock-based awards will improve the competitiveness of the Corporation's long-term incentive plan for its Executive Officers and will better serve to align the overall interests of the Executive Officers with the Corporation's shareholders.

Compensation Components

As part of the Watson Study, Watson Wyatt reviewed the Corporation's existing executive compensation structure and assisted in the development of executive compensation programs that (a) are competitive among companies in similar growth and development stages to attract and retain talented management, (b) provide incentives that focus on the critical needs of the business on an annual and continuing basis, and (c) reward management commensurate with the creation of shareholder and market value.

The Watson Study included an initial benchmark analysis of the Corporation's executive compensation program, comparing it to (i) the peer group, (ii) the comparison group, and (iii) broader financial services industry practices. The peer group used in the initial benchmark analysis consisted of: California First National Bank (CFNB); Credit Acceptance Corp. (CACC); Financial Federal Corp. (FIF); First Marblehead Corp. (FMD); Medallion Financial Corp. (TAXI); Portfolio Recovery Associates Inc. (PRAA); First Investors Financial Services Group Inc. (FIFS); and World Acceptance Corp. (WRLD). The Compensation Committee used this benchmark data to set the Executive Officers' compensation levels in 2004. On an ongoing basis, the Compensation Committee reviews a variety of factors in assessing and setting overall executive compensation levels, including references to this peer group and the market surveys, broader financial services industry practices, tally sheets and executive performance.

The components of compensation paid to the Executive Officers are as follows:

- *Base Salary*. The Compensation Committee establishes base salaries that it believes to be sufficient to attract and retain quality Executive Officers who can contribute to the long-term success of the Corporation. The Committee determines the Executive Officer's base salary through a thorough evaluation of a variety of factors, including the executive's responsibilities, tenure, job performance and prevailing levels of market compensation. The Compensation Committee reviews these salaries at least annually for consideration of increase based on merit and competitive market factors.

- *Bonus*. The annual incentive bonus awards are designed to reward the Executive Officer for the achievement of certain corporate and individual performance goals. The Compensation Committee sets threshold, target and maximum bonus levels for each goal. As part of the Watson Study, the Corporation sought to set the Executive Officers' total target compensation levels at levels that were near the median of the data from the peer group and the broader industry practices. This resulted in the setting of threshold, target and maximum bonus levels (as a percentage of base salaries), which are currently as follows: Daniel P. Dyer: 42.5% threshold, 85% target and 148.75% maximum; George D. Pelose: 37.5% threshold, 75% target and 108.75% maximum; and Lynne C. Wilson: 22.5% threshold, 45% target and 63% maximum.

Prior to the beginning of each year, the Corporation sets target levels for the items of corporate performance that are to be measured that year for assessing the bonus opportunity for the Executive Officers. Some of the target levels are standard for each Executive Officer (such as corporate pre-tax income), and some are specific to that Executive Officer's primary area of responsibility (such as unit performance and individual development). The full matrix of performance measurements varies by Executive Officer and by year, as do the weightings of each item, which can range from 15%-75% of the total bonus opportunity. To achieve the target bonus payout associated with a performance measurement, the Executive Officer must achieve 100% of the plan for that performance measurement. If the Executive Officer does not achieve 100% of the planned performance measurements for that year, he/she can still achieve the threshold bonus payout if the performance level exceeds certain minimum requirements (for example, threshold payout for the pre-tax income component in 2007 required pre-tax income to be at least 13.5% greater than the prior year's figure). Maximum bonus payout can be achieved if the Executive Officer exceeds the planned levels for the performance measurements (for example, in 2007, achieving greater than 104.5% of that year's planned pre-tax income measurement would have resulted in maximum payout for that weighted component). Each Executive Officer has a portion of his or her bonus opportunity measured against individual roles (MBOs) and performance. The weighting of the individual performance component varies by Executive Officer and by year, and may range from 15%-75% of the Executive Officer's total bonus opportunity. Individual performance goals typically include performance on specific projects or initiatives assigned to the Executive Officer as well as overall professional development.

- *Equity-Based Incentive Awards.* The Compensation Committee believes that share ownership provided by equity-based compensation emphasizes and reinforces the mutuality of interest among the Executive Officers and shareholders. After each fiscal year, the Compensation Committee reviews and approves stock-based awards for the Executive Officers based primarily on the Corporation's results for the year and the executive's individual contribution to those results. The stock-based incentive awards include three separate components: (1) stock option grants, (2) restricted stock grants, and (3) a management stock ownership program ("MSOP"). Options are awarded at the NASDAQ closing price of the Corporation's common stock on the date of the grant.

- *Other Benefits.* The Executive Officers participate in employee benefits plans generally available to all of the Corporation's employees, including medical and health plans and 401(k) and ESPP programs. In addition, Messrs. Dyer and Pelose received reimbursement of life and disability insurance premiums pursuant to their employment agreements.

Components of Equity-Based Incentive Awards

As mentioned above, the equity-based incentive awards include three separate components: (1) stock option grants, (2) restricted stock grants, and (3) a management stock ownership program ("MSOP").

- *Stock Option Grants.* The stock option grants are divided between Time Vested options and Performance Based options. The Time Vested options have a term of seven years and vest 25% per year for the first four years from the grant date. The Performance Based options have a term of seven years and vest four years from the grant date. The number of Performance Based option shares that vest on such date is determined by the Corporation's EPS compounded average growth rate over the four fiscal years following the grant date, as follows:

Four-Year EPS Compounded Average Growth Rate	% of Grant that shall vest in four years
Less than 13.5%	0%
13.5%-14.99%	33.33%
15.0%-16.49%	66.66%
16.5% or greater	100.00%

- *Restricted Stock Grants.* The restrictions on the restricted stock grants lapse after seven years, but are subject to accelerated performance vesting. Vesting of the restricted stock shall immediately accelerate (and all restrictions shall lapse) upon the Corporation reporting compounded average net income growth of 15% or greater for a period of four consecutive fiscal years after the grant date (using the Corporation's reported net income for the most recently concluded fiscal year as the initial measurement point).

- *Management Stock Ownership Program.* The MSOP provides for a matching grant of restricted stock to a participant who owns common stock of the Corporation (subject to a maximum matching grant value determined by the Compensation Committee). The restrictions on the matching MSOP restricted shares lapse after ten years, but are subject to accelerated vesting. Vesting of the matching MSOP restricted shares shall immediately accelerate (and all restrictions shall lapse) after three years if the grantee maintained continuous outright ownership of a matching number of unrestricted shares of the Corporation for the entire three year period.

Ownership Guidelines

In an effort to ensure that the Executive Officers and other officers and managers of the Corporation maintain sufficient equity ownership so that their thinking and actions are aligned with the interests of our shareholders, the Corporation adopted in 2006 management ownership guidelines, which apply to all participants in the equity-based incentive award program. The ownership guidelines are summarized below:

- Ownership that counts toward the guidelines is (i) all unrestricted stock of the Corporation owned outright by the participant and (ii) the net value of vested, unexercised options.

- The ownership guideline is measured as a percentage of the participant's base salary.

- Participants are divided into three tiers with different guidelines. The ownership requirements for each tier over three years are set forth below:

		Equity Ownership Guidelines (% of Salary)		
Tier	Participants	Year 1	Year 2	Year 3
I	Senior Management	100%	150%	200%
II	Officers	50%	75%	100%
III	Managers	25%	30%	35%

- Compliance will be reviewed at least annually.

If an equity incentive program participant sells shares of the Corporation while such participant is not in compliance with the ownership guidelines, the Compensation Committee will take this into account prior to making additional equity awards to such participant.

As of January 17, 2008, Mr. Dyer and Mr. Pelose were in compliance with the ownership guidelines. Ms. Wilson, who did not join the Corporation until June 2006, did not meet the ownership guidelines as of January 17, 2008.

Employment Agreements

In November 2003, the Corporation entered into employment agreements with Messrs. Dyer and Pelose, the terms of which are substantially similar to each other. The employment agreements establish minimum salary and target bonus levels for the executives. The agreements require the executives to devote substantially all of their business time to their employment duties. Each agreement had an initial two year term that automatically extends on each anniversary of the effective date of the agreement for successive one-year terms unless either party to the agreement provides 90 days' notice to the other party that he does not wish to renew the agreement. The agreements currently run through November 2009.

The Corporation may terminate the employment agreements for or without cause, and the executive may terminate his employment agreement with or without good reason. The employment agreements provide for severance in the case of termination without cause or for good reason (which includes the occurrence of a change in control). Upon termination of the employment agreement, the executive will be subject to certain protective non-competition and non-solicitation covenants. In addition, for a 24-month period after termination of employment, the executive is prohibited from hiring the Corporation's employees.

Compensation for Executive Officers in 2007

Base Salary. In March 2007, the Compensation Committee increased Mr. Pelose's base salary to $295,000 from $275,000 upon his appointment to Chief Operating Officer. In June 2007, Ms. Wilson's base salary was increased to $252,937 from $237,500 based on her performance during her first year of employment with the Corporation. The Corporation is currently paying the Executive Officers the following base salaries: Mr. Dyer, $320,000, Mr. Pelose, $295,000, and Ms. Wilson, $252,937.

Annual Bonuses. In 2007, the Executive Officers were eligible for annual bonuses at the following threshold, target and maximum bonus levels (as a percentage of base salaries): Daniel P. Dyer: 42.5% threshold, 85% target and 148.75% maximum; George D. Pelose: 37.5% threshold, 75% target and 108.75% maximum; and Lynne C. Wilson: 22.5% threshold, 45% target and 63% maximum. The annual incentive bonus awards are designed to reward the Executive Officer for the achievement of certain corporate and individual performance goals. Each year, the Compensation Committee reviews and approves goals for each Executive Officer, and in 2007 those goals consisted of a corporate goal (i.e., growth in pre-tax income) and specific individual goals. In 2007, the corporate goal weighting was 50% of each Executive Officer's bonus opportunity, and the individual goal weighting represented the remaining 50% of the bonus opportunity.

In 2007, the corporate goal for each Executive Officer was based on the achievement of a certain level of pre-tax income. Achieving 2007 pre-tax income that was at least 13.5% above the pre-tax income for 2006 would yield the threshold payout for that component of the bonus calculation, achieving the planned pre-tax income for 2007 would yield the target payout for that component, and achieving 104.5% of the planned pre-tax income for 2007 would yield the maximum payout for that component. The Corporation's pre-tax income of $18.3 million in 2007 did not meet the threshold payout level, so the Executive Officers received no bonus payout with respect to this half of their bonus opportunity.

In 2007, the individual goals for the Executive Officers included the following: Mr. Dyer – recruiting and integrating additional management talent into the organization, developing effective leaders, and formulating and acting upon long-term growth strategies; Mr. Pelose – transitioning into the Chief Operating Officer role, developing the management talent in the sales, credit, collections, operations and legal teams, and overseeing the implementation of improvements to the sales model; and Ms. Wilson – institutionalizing driver based analysis, driving controls around expense management, improving productivity in the finance group, and developing pricing models. In 2007, the Compensation Committee determined that Mr. Dyer achieved 70% of his individual goals, Mr. Pelose achieved 80% of his individual goals, and Ms. Wilson achieved 80% of her individual goals.

The weighted calculation of the bonus payable to each executive in 2007 is as follows: Mr. Dyer – corporate goal (50% weighting times 0% achievement) plus individual goal (50% weighting times 70% achievement) equals 35% payout of the target bonus of $272,000, or $95,200; Mr. Pelose – corporate goal (50% weighting times 0% achievement) plus individual goal (50% weighting times 80% achievement) equals 40% payout of the target bonus of $221,250, or $88,500; and Ms. Wilson – corporate goal (50% weighting times 0% achievement) plus individual goal (50% weighting times 80% achievement) equals 40% payout of the target bonus of $113,800, or $45,519. The table below shows the aggregate 2007 bonus opportunity at the threshold, target and maximum levels, the actual bonus achieved and the allocation of the bonus achieved between restricted stock and cash. As described earlier in this Proxy Statement, the Compensation Committee decided to pay approximately one-half the 2007 bonus in cash for each Executive Officer and the remainder in restricted stock that vests in one year.

	2007 Annual Bonus Opportunity			Actual Bonus	Allocation of Bonus Achieved	
	Threshold	Target	Maximum	Achieved for 2007	Restricted Stock	Cash Bonus
Daniel P. Dyer	$136,000	$272,000	$476,000	$95,200	$47,600	$47,600
George D. Pelose	$110,625	$221,250	$320,813	$88,500	$44,250	$44,250
Lynne C. Wilson	$56,902	$113,800	$159,327	$45,519	$21,372	$24,147

Equity-Based Incentives. In connection with the Corporation's annual equity-based incentive program, in 2007 the Compensation Committee reviewed and approved stock-based awards for the Executive Officers based on the Corporation's results for the year and the executive's individual contribution to those results. Grants made under the annual equity-based incentive plan to the Executive Officers in 2007 consisted of the following:

- Time Vested Options: These non-qualified stock options were granted by the Compensation Committee on March 16, 2007 at a strike price equal to $20.77 (the closing price of the Corporation's common stock on that date). These options have a term of seven years and vest 25% per year for the first four years from the grant date. In 2007, the Corporation granted the following amount of Time Vested options to the Executive Officers: Mr. Dyer – 9,314; Mr. Pelose – 7,156; and Ms. Wilson – 3,457.

- Performance Based Options: These non-qualified stock options were granted by the Compensation Committee on March 16, 2007 at a strike price equal to $20.77 (the closing price of the Corporation's common stock on that date). These options have a term of seven years and vest four years from the grant date. In 2007, the Corporation granted the following amount of Performance Based options to the Executive Officers: Mr. Dyer – 12,919; Mr. Pelose – 9,924; and Ms. Wilson – 4,794. The number of Performance Based option shares that vest on such date will be determined by the Corporation's EPS compounded average growth rate over the four fiscal years following the grant date, as follows:

Four-Year EPS Compounded Average Growth Rate	% of Grant that shall vest in four years
Less than 13.5%	0%
13.5%-14.99%	33.33%
15.0%-16.49%	66.66%
16.5% or greater	100.00%

- Restricted Stock Awards: The bi-annual restricted stock grant to the Executive Officers was made by the Compensation Committee on March 16, 2007. The restrictions on the restricted stock grants lapse after seven years, but are subject to accelerated performance vesting. Vesting of the restricted stock shall immediately accelerate (and all restrictions shall lapse) upon the Corporation reporting compounded average net income growth of 15% or greater for a period of four consecutive fiscal years after the grant date (using the Corporation's reported net income for fiscal year 2006 as the initial measurement point). In 2007, the Corporation made the following restricted stock awards to the Executive Officers: Mr. Dyer – 8,320 shares; Mr. Pelose – 6,391 shares; and Ms. Wilson – 3,087 shares.

- Matching Grant of MSOP Restricted Stock: Pursuant to the Corporation's MSOP plan, the Compensation Committee made matching grants of restricted stock to the Executive Officers. The restrictions on the MSOP restricted stock will lapse ten years from the date of grant; however, if the Executive Officer continuously maintains ownership of an equal number of common shares for three years, the vesting on the matching shares shall accelerate and fully vest at the end of such three year period. In 2007, the Corporation granted the following matching shares of restricted stock to the Executive Officers; Mr. Dyer - 2,773; Mr. Pelose – 2,130; and Ms. Wilson – 1,029.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis set forth above with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the Corporation's Annual Report on Form 10-K for the year ended December 31, 2007.

This report is submitted by the members of the Compensation Committee of the Board of Directors:

Kevin J. McGinty (Chairman)
Lawrence J. DeAngelo
Edward Grzedzinski

Compensation and Plan Information

Summary Compensation Table

The following table sets forth the compensation awarded or paid, or earned or accrued for services rendered to the Corporation in all capacities during fiscal years 2007 and 2006 by the Corporation's Chief Executive Officer, Chief Financial Officer and the other individual who was an executive officer during fiscal year 2007. In accordance with SEC rules, the compensation described in the table does not include medical, group life insurance or other benefits which are available generally to all our salaried employees.

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($) (2)	All Other Compensation ($)(3)	Total ($)
Daniel Dyer Chairman of the Board of Directors & Chief Executive Officer	2007	$320,000	----------	$111,318	$71,752	$47,600	$13,591	$564,261
	2006	$302,077	----------	$244,893	$124,942	$72,750	$12,391	$757,053
George D. Pelose Chief Operating Officer and General Counsel	2007	$290,154	----------	$190,373	$55,381	$44,250	$6,636	$586,794
	2006	$270,048	----------	$360,847	$85,501	$105,497	$8,787	$830,680
Lynne C. Wilson Senior Vice President and Chief Financial Officer (1)	2007	$245,812	----------	$52,672	$5,691	$24,147	$2,451	$330,773
	2006	$129,712	$31,250	$55,520	$7,780	$66,129	$3,219	$293,610

(1) Ms. Wilson's employment with the Corporation commenced on June 5, 2006. She received a $31,250 starting bonus upon the commencement of her employment.

(2) Figures represent the cash portion of the bonuses earned for that year (but paid in first quarter of the following year). On February 29, 2008, the Compensation Committee approved the bonuses for the Executive Officers that were recommended by the CEO, with one exception: rather than paying the entire bonus amounts in cash, the Compensation Committee decided to pay approximately one-half in cash (which is reflected in the Non-Equity Incentive Plan Compensation column for 2007) and the remainder in restricted stock awards (Mr. Dyer – 5,000 shares; Mr. Pelose – 4,648 shares; and Ms. Wilson – 2,245 shares at a per share exercise price equal to $9.52, which was the closing price of the Corporation's common stock on that date).

(3) Includes contributions made by the Corporation to the 401(k) plan on behalf of the Executive Officers, and, except with respect to Ms. Wilson, reimbursement of life and disability insurance premiums pursuant to their employment agreements. The 2007 figure for Mr. Dyer includes reimbursement of the cost of an executive physical examination.

Current Compensation – Grants of Plan-Based Awards Table

The following Grants of Plan-Based Awards table provides additional information about stock and option awards and equity incentive plan awards granted to our Executive Officers during the year ended December 31, 2007. The Corporation does not have any non-equity incentive award plans and has therefore omitted the corresponding columns. The compensation plans under which the grants in the following table were made are described in the "Compensation for Executive Officers in 2007 – Equity-Based Incentives."

Name	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards			All other Stock Awards: Number of Shares of Stock or Units (#)	All other Option Awards: Number of Securities Under-lying Options (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold (#)	Target (#)	Maximum (#)				
Daniel P. Dyer	3/16/2007	-----------	--------	-----------	----------	9,314	$20.77	$72,090
	3/16/2007	4,306	8,613	12,919	----------	----------	$20.77	$108,003
	3/16/2007	-----------	--------	-----------	8,320	----------	------	$172,806
	3/16/2007	-----------	--------	-----------	2,773	----------	------	$57,595
George D. Pelose	3/16/2007	-----------	--------	-----------	----------	7,156	$20.77	$55,387
	3/16/2007	3,308	6,616	9,924	----------	----------	$20.77	$82,965
	3/16/2007	-----------	--------	-----------	6,391	----------	------	$132,741
	3/16/2007	-----------	--------	-----------	2,130	----------	------	$44,240
Lynne C. Wilson	3/16/2007	-----------	--------	-----------	----------	3,457	$20.77	$26,757
	3/16/2007	1,598	3,196	4,794	----------	----------	$20.77	$40,078
	3/16/2007	-----------	--------	-----------	3,087	----------	------	$64,117
	3/16/2007	-----------	--------	-----------	1,029	----------	------	$21,372

Outstanding Equity Awards at Fiscal Year-End 2007

The following table summarizes the equity awards we have made to our Executive Officers which are outstanding as of December 31, 2007.

	Option Awards					Stock Awards			
Name	**Number of Securities Underlying Unexercised Options (#)Exercisable**	**Number of Securities Underlying Unexercised Options (#) Unexercisable**	**Equity Incentive Plan Awards; Number of Securities Underlying Unexercised Unearned Options (#)**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock that Have Not Vested (#)**	**Market Value of Shares or Units of Stock that Have Not Vested (#)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)**
Daniel P. Dyer	28,000	----------	----------	$4.23	4/30/2010	----------	----------	----------	----------
	51,240	----------	----------	$10.18	10/4/2011	----------	----------	----------	----------
	14,000	----------	----------	$3.39	1/17/2012	----------	----------	----------	----------
	7,000	----------	----------	$3.39	1/13/2013	----------	----------	----------	----------
	6,650	----------	----------	$10.18	1/13/2013	----------	----------	----------	----------
	11,000	9,000[1]	----------	$18.80	1/29/2014	----------	----------	----------	----------
	10,714	10,715[2]	----------	$17.52	1/11/2012	----------	----------	----------	----------
	2,004	6,012[3]	----------	$21.60	3/28/2013	----------	----------	----------	----------
	----------	----------	12,026[6]	$21.60	3/28/2013	----------	----------	----------	----------
	----------	9,314[4]	----------	$20.77	3/16/2014	----------	----------	----------	----------
	----------	----------	12,919[7]	$20.77	3/16/2014	----------	----------	----------	----------
	----------	----------	----------	----------	----------	2,760[12]	$33,286	----------	----------
	----------	----------	----------	----------	----------	9,000[13]	$108,540	----------	----------
	----------	----------	----------	----------	----------	2,833[14]	$34,166	----------	----------
	----------	----------	----------	----------	----------	2,495[15]	$30,090	----------	----------
	----------	----------	----------	----------	----------	8,320[16]	$100,339	----------	----------
	----------	----------	----------	----------	----------	2,773[17]	$33,442	----------	----------
George D. Pelose	5,050	----	----------	$5.01	7/27/2010	----------	----------	----------	----------
	7,000	----	----------	$3.39	8/22/2011	----------	----------	----------	----------
	42,700	----	----------	$10.18	10/4/2011	----------	----------	----------	----------
	28,000	----	----------	$3.39	1/17/2012	----------	----------	----------	----------
	7,000	----	----------	$3.39	1/13/2013	----------	----------	----------	----------
	6,055	----	----------	$10.18	1/13/2013	----------	----------	----------	----------
	10,000	----	----------	$14.00	11/11/2013	----------	----------	----------	----------
	6,875	5,625[1]	----------	$18.80	1/29/2014	----------	----------	----------	----------
	4,623	4,623[2]	----------	$17.52	1/11/2012	----------	----------	----------	----------
	973	2,918[3]	----------	$21.60	03/28/2013	----------	----------	----------	----------
	----------	----------	5,838[8]	$21.60	3/28/2013	----------	----------	----------	----------
	----------	7,156[4]	----------	$20.77	03/16/2014				
	----------	----------	9,924[9]	$20.77	03/16/2014				
	----------	----------	----------	----------	----------	712[12]	$8,587	----------	----------
	----------	----------	----------	----------	----------	3,883[13]	$46,829	----------	----------
	----------	----------	----------	----------	----------	1,294[14]	$15,606	----------	----------
	----------	----------	----------	----------	----------	1,211[15]	$14,605	----------	----------
	----------	----------	----------	----------	----------	28,050[18]	$338,283	----------	----------
	----------	----------	----------	----------	----------	----------	----------	25,500[21]	$307,530
	----------	----------	----------	----------	----------	6,391[16]	$77,075	----------	----------
	----------	----------	----------	----------	----------	2,130[17]	$25,688	----------	----------

Lynne C. Wilson	634	1,904[5]	-----------	$21.32	6/5/2013	--------	----------	----------	-----------
	-----------	-----------	3,808[10]	$21.32	6/5/2013	--------	----------	----------	-----------
	-----------	3,457[4]	---------	$20.77	03/16/2014	--------	----------	----------	-----------
	-----------	-----------	4,794[11]	$20.77	3/16/2014	--------	----------	----------	-----------
	-----------	-----------	-----------	---------	-----------	9,100[19]	$109,746	----------	-----------
	-----------	-----------	-----------	---------	-----------	1,932[20]	$23,300	----------	-----------
	-----------	-----------	-----------	---------	-----------	--------	----------	6,825[22]	$82,310
	-----------	-----------	-----------	---------	-----------	3,087[16]	$37,229	----------	-----------
	-----------	-----------	-----------	---------	-----------	1,029[17]	$12,410	----------	-----------

[1] The expiration date of the options is ten years after the grant date. The options granted will vest and become exercisable over an eight year period at the following annual increments: 2.5% in first year; 5.0% in second year; 7.5% in third year; 10.0% in fourth year; 15.0% in fifth year; and 20.0% in each of the sixth, seventh and eighth years. On March 9, 2007 the Corporation reported GAAP net income greater than $17.0 million for a fiscal year, accelerating vesting of the options so that the remaining amount of unexercised shares from the seventh and eighth years of the vesting schedule became immediately exercisable.

[2] Stock options vest at the rate of 25% per year, with vesting dates for the remaining 50% at 1/11/2008; and 1/11/2009.

[3] Stock options vest at the rate of 25% per year, with vesting dates for the remaining 75% at 3/28/2008; 3/28/2009; and 3/28/2010.

[4] Stock options vest at the rate of 25% per year, with vesting dates of 3/16/2008; 3/16/2009; 3/16/2010; and 3/16/2011.

[5] Stock options vest at the rate of 25% per year, with vesting dates for the remaining 75% at 6/5/2008; 6/5/2009; and 6/5/2010.

[6] The Performance Based non-qualified stock options were granted on March 28, 2006 at a strike price equal to $21.60 (the closing price of the Corporation's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Corporation's EPS compounded average growth rate over the four fiscal years following the grant date, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 4,008; at 15.0%-16.49%, 8,017; at 16.5% or greater, 12,026.

[7] The Performance Based non-qualified stock options were granted on March 16, 2007 at a strike price equal to $20.77 (the closing price of the Corporation's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Corporation's EPS compounded average growth rate over the four fiscal years following the grant date, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 4,306; at 15.0%-16.49%, 8,612; at 16.5% or greater, 12,919.

[8] The Performance Based non-qualified stock options were granted on March 28, 2006 at a strike price equal to $21.60 (the closing price of the Corporation's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Corporation's EPS compounded average growth rate over the four fiscal years following the grant date, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 1,946; at 15.0%-16.49%, 3,892; at 16.5% or greater, 5,838.

[9] The Performance Based non-qualified stock options were granted on March 16, 2007 at a strike price equal to $20.77 (the closing price of the Corporation's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Corporation's EPS compounded average growth rate over the four fiscal years following the grant date, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 3,308; at 15.0%-16.49%, 6,616; at 16.5% or greater, 9,924.

[10] The Performance Based non-qualified stock options were granted on June 5, 2006 at a strike price equal to $21.32 (the closing price of the Corporation's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Corporation's EPS compounded average growth rate over the four fiscal years following the grant date, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 1,269; at 15.0%-16.49%, at 2,539; at 16.5% or greater, 3,808.

[11] The Performance Based non-qualified stock options were granted on March 16, 2007 at a strike price equal to $20.77 (the closing price of the Corporation's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Corporation's EPS compounded average growth rate over the four fiscal years following the grant date, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 1,598; at 15.0%-16.49%, 3,196; at 16.5% or greater, 4,794.

[12] The shares were granted on March 9, 2004, and vest ten years from the grant date.

[13] Represents grant of restricted shares made on January 11, 2005 (the grant date stock price was $17.52). The restrictions on these shares shall lapse on January 11, 2012. Vesting shall immediately accelerate (and all restrictions shall lapse) upon the Corporation reporting certain minimum compounded average net income growth for a period of four consecutive fiscal years after the date of grant (using reported net income for 2004 as the initial measurement point).

[14] Represents matching grant of restricted stock under MSOP made on January 11, 2005 (the grant date stock price was $17.52). The restrictions on these matching restricted shares shall lapse on January 11, 2015. Vesting shall immediately accelerate (and all restrictions shall lapse) after three years (on January 11, 2008) if the grantee maintained continuous outright ownership of a matching number of unrestricted shares of the Corporation for the entire three year period.

[15] Represents matching grant of restricted stock under MSOP made on March 28, 2006 (the grant date stock price was $21.60). The restrictions on these matching restricted shares shall lapse on March 28, 2016. Vesting shall immediately accelerate (and all restrictions shall lapse) after three years (on March 28, 2009) if the grantee maintained continuous outright ownership of a matching number of unrestricted shares of the Corporation for the entire three year period.

[16] Represents grant of restricted shares made on March 16, 2007 (the grant date stock price was $20.77). The restrictions on these shares shall lapse on March 16, 2014. Vesting shall immediately accelerate (and all restrictions shall lapse) upon the Corporation reporting certain minimum compounded average net income growth for a period of four consecutive fiscal years after the date of grant (using reported net income for 2006 as the initial measurement point).

[17] Represents matching grant of restricted stock under MSOP made on March 16, 2007 (the grant date stock price was $20.77). The restrictions on these matching restricted shares shall lapse on March 16, 2017. Vesting shall immediately accelerate (and all restrictions shall lapse) after three years (on March 16, 2010) if the grantee maintained continuous outright ownership of a matching number of unrestricted shares of the Corporation for the entire three year period.

[18] Represents an original grant of 33,000 of restricted shares granted on May 19, 2006, that vested 15% on May 19, 2007, and will vest 15% on May 19, 2008 and 70% on May 19, 2009.

[19] Represents grant of restricted shares made on June 5, 2006 (the grant date stock price was $21.32). The restrictions on these shares shall lapse on June 5, 2010.

[20] Represents grant of restricted shares made on June 5, 2006 (the grant date stock price was $21.32). The restrictions on these shares shall lapse on June 5, 2013. Vesting shall immediately accelerate (and all restrictions shall lapse) upon the Corporation reporting certain minimum compounded average net income growth for a period of four consecutive fiscal years after the date of grant (using reported net income for 2005 as the initial measurement point).

[21] Shares of performance based restricted stock granted on May 19, 2006, whereby all or a portion of these shares may vest three years after the issuance date depending on the diluted EPS compound average growth rate over such three year period (i.e., the number of shares that vest could be 0; 8,500; 17,000; or 25,500).

[22] Shares of restricted stock granted on June 5, 2006, whereby all or a portion of these shares may vest four years after the issuance date depending on the diluted EPS compound average growth rate over such four year period (i.e., the number of shares that vest could be 0; 2,275; 4,550; or 6,825).

Option Exercises and Stock Vested Table

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Daniel P. Dyer	----	----	8,279	$186,443
George D. Pelose	3,750	$70,837	8,307	$175,392
Lynne C. Wilson	----	----	----	----

(1) The value realized represents the difference between the exercise price of the option shares and the market price of the option shares on the date the option was exercised. The value realized was determined without considering any taxes that may have been owed.

Securities Authorized for Issuance under Equity Compensation Plans

The following table discloses, as of December 31, 2007, the number of outstanding options and other rights granted by the Corporation to participants in equity compensation plans, as well as the number of securities remaining available for future issuance under these plans. The table provides this information separately for equity compensation plans that have and have not been approved by shareholders.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and Other Rights (a)	Weighted Average Exercise Price of Outstanding Options and Other Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans Excluding Securities Reflected in Column (a) (c)
Equity Compensation Plans Approved by Shareholders			
2003 Equity Compensation Plan	727,184	$13.20	275,791
2003 Employee Stock Purchase Plan	None	n/a	107,359
Equity Compensation Plans Not Approved by Shareholders	None	n/a	None
Totals	727,184	$13.20	383,150

Potential Payments Upon Termination of Employment or Change in Control

The following tables show potential payments to Messrs. Dyer and Pelose upon termination of employment, including without limitation a change in control, assuming a December 31, 2007 termination date. Stock option benefit amounts are computed for each option as to which vesting will be accelerated upon the occurrence of the termination event by multiplying the number of shares underlying the option by the difference between the $12.06 closing price per share of our common stock on December 31, 2007 and the exercise price per share of the option. Restricted stock benefit amounts are computed by multiplying the number of restricted shares as to which vesting will be accelerated by the $12.06 per share closing price of our common stock on December 31, 2007.

A description of the applicable provisions of the employment agreements for Messrs. Dyer and Pelose follows the tables.

Daniel P. Dyer

Benefit Type	Change in Control Termination without Cause or for Good Reason	Non-Change in Control Termination without Cause or for Good Reason	For Cause or Voluntary Termination	Death or Disability
Lump Sum Payments	$1,207,679	-------	-------	-------
Bi-Weekly Payments	-------	$1,207,679	-------	-------
Health and Welfare Benefits	$22,244	$22,244	-------	-------
Supplemental Life and Disability Insurance	$15,982	$15,982	-------	-------
Stock Options	-------	-------	-------	-------
Restricted Stock	$339,863	$339,863	-------	$339,863
Excise Tax Gross-Ups	-------	-------	-------	-------

George D. Pelose

Benefit Type	Change in Control Termination without Cause or for Good Reason	Non-Change in Control Termination without Cause or for Good Reason	For Cause or Voluntary Termination	Death or Disability
Lump Sum Payment	$929,606	-------	-------	-------
Bi-Weekly Payments	-------	$929,606	-------	-------
Health and Welfare Benefits	$22,172	$22,172	-------	-------
Supplemental Life and Disability Insurance	$8,773	$8,773	-------	-------
Stock Options	-------	-------	-------	-------
Restricted Stock	$834,198	$834,198	-------	$834,198
Excise Tax Gross-Ups	-------	-------	-------	-------

The Corporation has employment agreements with Messrs. Dyer and Pelose, which run through November 2009.

The Corporation may terminate the employment agreements for or without cause. A termination for cause requires a vote of two-thirds of our directors and prior written notice to the executive providing an opportunity to remedy the cause. Cause generally means: 1) willful fraud or material dishonesty by the executive in connection with the performance of his employment duties; 2) grossly negligent or intentional failure by the executive to substantially perform his employment duties; 3) material breach by the executive of certain protective covenants (as described below); or 4) the conviction of, or plea of nolo contendere to, a charge of commission of a felony by the executive.

The executive may terminate his employment agreement with or without good reason. A termination by the executive for good reason requires prior written notice providing the Corporation with the opportunity to remedy the good reason. Good reason generally means: 1) a material diminution in title or a material change in authority, duties, responsibilities or reporting lines not approved in writing by the executive; 2) a breach by the Corporation of its material obligations under the employment agreement; 3) the relocation of the Corporation's principal office to a location more than 25 miles from Mt. Laurel, New Jersey, which is not approved by the executive; 4) any reduction in the executive's base salary or target bonus percentage, or a material reduction in benefits; 5) the occurrence of a change in control (as defined in the agreements); or 6) a written notice of non-extension of the employment agreement given by the Corporation.

Pursuant to the terms of their employment agreements, if the employment of Messrs. Dyer or Pelose ends for any reason, the Corporation will pay accrued salary, bonuses and incentive payments already determined and other existing obligations. In addition, if the Corporation terminates the executive's employment without cause or if the executive terminates his employment with good reason (which includes the occurrence of a change in control (as defined in the agreements)), the Corporation will be obligated to pay the executive an amount equal to two times the sum of the executive's then current base salary plus the average bonus earned by the executive for the two preceding fiscal years payable over an 18-month period; provided, however, that such amount shall be paid to the executive in a lump sum if such termination occurs six months prior to or following a change in control. In addition, the executive will be entitled to the continuation of the benefits in place at the time of termination for two years thereafter. In the event of a termination by the Corporation for any reason other than for cause, all of the options, restricted stock and other stock incentives granted to the executive will become fully vested, and the executive will have up to two years in which to exercise all vested options that were granted after the commencement of the employment agreement. If any payments due to the executive under the employment agreement would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then the Corporation will be required to gross up the executive's payments for the amount of the excise tax plus the amount of income and other taxes due as a result of the gross up payment.

Upon termination of the employment agreement, the executive will be subject to certain protective covenants. If the Corporation terminates the executive's employment without cause or if the executive terminates his employment with good reason, the executive will be prohibited from competing with the Corporation and from soliciting its customers for an 18-month period; provided that such period shall be 12 months for all other terminations. In addition, for a 24-month period after termination of employment, the executive is prohibited from hiring the Corporation's employees.

Compensation Committee Interlocks and Insider Participation

The members of the Corporation's Compensation Committee are named above. None of these individuals has ever been an officer or employee or the Corporation or any of its subsidiaries and no "compensation committee interlocks" existed during 2007.

Report of the Audit Committee

Management is responsible for the Corporation's internal financial controls and the financial reporting process. The Corporation's outside independent registered public accountants, Deloitte & Touche LLP, are responsible for performing an independent audit of the Corporation's consolidated financial statements and to express an opinion as to whether those financial statements fairly present the financial position, results of operations and cash flows of the Corporation, in conformity with generally accepted accounting principles in the United States ("GAAP"). The Audit Committee's responsibility is to monitor and oversee these processes. In addition, the Audit Committee meets at least quarterly with our management and outside independent registered public accountants to discuss our financial statements and earnings press releases prior to any public release or filing of the information.

The Audit Committee has reviewed and discussed the audited financial statements of the Corporation for the year ended December 31, 2007, with the Corporation's management. The Audit Committee has discussed with the outside independent registered public accountants the matters required to be discussed by SAS 61 (Codification of Statements of Auditing Standards, AU §380).

The outside independent registered public accountants provided to the Audit Committee the written disclosure required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). The Audit Committee discussed with the outside independent registered public accountants their independence and considered whether the non-audit services provided by the outside independent registered public accountants are compatible with maintaining their independence.

Based on the Audit Committee's review and discussions noted above, the Audit Committee recommended to the Board that the Corporation's audited financial statements be included in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2007, for filing with the SEC.

This report is submitted by the members of the Audit Committee of the Board of Directors:

John J. Calamari (Chairman)
James W. Wert
Kevin J. McGinty

Independent Registered Public Accountants

A representative of Deloitte & Touche LLP, the Corporation's independent registered public accountants, will be present at the Annual Meeting and will be given the opportunity to make a statement if desired. The representative will also be available to respond to appropriate questions.

The following sets forth the fees paid to the Corporation's independent registered public accountants for the last two fiscal years:

	2007	2006
Audit Fees	$ 911,270	$ 880,012
Audit-Related Fees	$ 31,335	$ 27,158
Tax Fees	$ 19,500	$ 0
All Other Fees	$ 0	$ 0
Total	$ 962,105	$ 907,170

Audit Fees. Consists of fees related to the performance of the audit or review of the Corporation's financial statements and internal control over financial reporting, including services in connection with assisting the Corporation in its compliance with its obligations under Section 404 of the Sarbanes-Oxley Act and related regulations. This category also includes annual agreed upon procedures relating to servicer reviews and the issuance of term asset-backed securitizations.

Audit-Related Fees. Consists of fees related to audits of the Corporation's 401(k) Plan by Deloitte & Touche LLP.

Tax Fees. Consists of assistance rendered in preparation of various state corporate tax returns and proxy disclosures.

The Audit Committee has the sole authority to consider and approve in advance any audit, audit-related and tax work to be performed for the Corporation by its independent registered public accountants.

Certain Relationships and Related Transactions

The Corporation obtains all of its commercial, healthcare and other insurance coverage through The Selzer Company, an insurance broker located in Warrington, Pennsylvania. Richard Dyer, the brother of Daniel P. Dyer, the Chairman of our Board of Directors and Chief Executive Officer, is the President of The Selzer Company. We do not have any contractual arrangement with The Selzer Company or Richard Dyer, nor do we pay either of them any direct fees. Insurance premiums paid to The Selzer Company totaled $521,000 in 2007.

Joseph Dyer, the brother of Daniel P. Dyer, the Chairman of our Board of Directors and Chief Executive Officer, is a vice president in our treasury group and was paid compensation in excess of $120,000 for such services in 2007.

On March 11, 2008, the Corporation received approval from the Federal Deposit Insurance Corporation ("FDIC") for federal deposit insurance for its wholly-owned subsidiary, Marlin Business Bank, an industrial bank chartered by the State of Utah (the "Bank"), and approved the Bank to commence operations effective March 12, 2008. As a result of the approval, the Corporation became subject to the terms, conditions and obligations of a Letter Agreement, dated as of June 18, 2007 (the "Letter Agreement"), by and among the Corporation, Peachtree Equity Investment Management, Inc. ("Peachtree") and WCI (Private Equity) LLC ("WCI"). On March 26, 2007, the Corporation announced that it had received correspondence from the FDIC approving the application for federal deposit insurance for the Bank, subject to certain conditions set forth in the order issued by the FDIC, dated as of March 20, 2007 (the "Order"). The Order provided that the approval of the Corporation's Bank application was conditioned on Peachtree and WCI, whose sole manager is Peachtree, executing a passivity agreement with the FDIC to eliminate Peachtree and WCI's ability to control the Bank. Therefore, Peachtree, WCI and the FDIC entered into a Passivity Agreement, dated as of June 18, 2007 (the "Passivity Agreement"), which would be deemed effective on the date of issuance from the FDIC of the federal deposit insurance for the Bank. In connection with the execution of the Passivity Agreement, the Corporation entered into the Letter Agreement, which is also deemed effective on the date of issuance from the FDIC of the federal deposit insurance for the Bank. Therefore, the effective date for both the Passivity Agreement and the Letter Agreement is March 11, 2008. Under the terms of the Letter Agreement, the Corporation agreed to create one vacancy on the Corporation's Board of Directors by increasing the size of the Board from six to seven directors. The Corporation also agreed to take all necessary action to appoint one individual proposed by Peachtree and WCI as a member of the Board who will serve as a director until the expiration of the term at the Annual Meeting. In addition, the Corporation agreed to include an individual proposed by Peachtree and WCI on the Board's slate of nominees for election as a director of the Corporation and to use its best efforts to cause the election of such individual so long as Peachtree and WCI are subject to the terms and conditions of the Passivity Agreement.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Corporation's directors, executive officers and shareholders who beneficially own more than 10% of the Corporation's outstanding equity stock to file initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Corporation with the SEC. Based on a review of copies of the reports we received and on the statements of the reporting persons, to the best of the Corporation's knowledge, all required reports in 2007 were filed on time except that the Corporation, on behalf of John J. Calamari, Lawrence J. DeAngelo, Edward Grzedzinski, Kevin J. McGinty and James W. Wert, our independent Directors, failed to timely file Form 4's to report the annual equity grants made to the independent Directors on May 25, 2007. The Corporation filed the Form 4's for such grants on July 23, 2007 on behalf of Lawrence J. DeAngelo, Edward Grzedzinski, Kevin J. McGinty and James W. Wert, and on July 24, 2007 on behalf of John J. Calamari.

Shareholder Proposals

In order to be considered for inclusion in the Corporation's proxy statement for the annual meeting of shareholders to be held in 2009, all shareholder proposals must be submitted to the Corporate Secretary at the Corporation's office, 300 Fellowship Road, Mount Laurel, New Jersey, 08054 on or before December 22, 2008.

Additional Information

Any shareholder may obtain a copy of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2007, including the financial statements and related schedules and exhibits, required to be filed with the SEC, without charge, by submitting a written request to the Corporate Secretary, Marlin Business Service Corp., 300 Fellowship Road, Mount Laurel, New Jersey, 08054. You may also view these documents on the investor relation's section of the Corporation's website at www.marlincorp.com.

Other Matters

The Board of Directors knows of no matters other than those discussed in this Proxy Statement that will be presented at the Annual Meeting. However, if any other matters are properly brought before the meeting, any proxy given pursuant to this solicitation will be voted in accordance with the recommendations of Board of Directors.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ GEORGE D. PELOSE
George D. Pelose
Secretary

Mount Laurel, New Jersey
April 22, 2008

APPENDIX A

AMENDMENT 2008-1
to the
MARLIN BUSINESS SERVICES CORP.
2003 EQUITY COMPENSATION PLAN

WHEREAS, the Marlin Business Services Corp. (the "Company") maintains the Marlin Business Services Corp. 2003 Equity Compensation Plan (the "Plan") for the benefit of eligible employees of the Company and its subsidiaries, non-employee directors, consultants and advisors;

WHEREAS, since the adoption of the Plan, shares of the Company's Common Stock, par value $0.01 per share ("Common Stock"), have been issued to eligible participants consistent with the terms and conditions of the Plan; and

WHEREAS, in consideration of the number of unissued shares of Common Stock remaining in the Plan and the anticipated number of shares of Common Stock to be issued or transferred under the Plan during the foreseeable future, the Board of Directors of the Company desires to amend the Plan to increase the total number of shares of Common Stock authorized for issuance or transfer under the Plan by an additional 1,200,000 shares, to a total of 3,300,000 shares.

NOW, THEREFORE, in accordance with the foregoing, effective upon approval by the Company's shareholders, the Plan is hereby amended as follows:

The first sentence of Section 3(a) of the Plan is hereby amended in its entirety to read as follows:

> "Subject to adjustment as described below, the aggregate number of shares of common stock of the Company ("Company Stock") that may be issued or transferred under the Plan is 3,300,000 shares; provided, however, that not more than 1,650,000 shares of Company Stock shall be available for issuance as Stock Awards (excluding restricted shares received as a result of an early exercise of an Option pursuant to Section 5(d)(ii)), Stock Units and Other Equity Awards."

IN WITNESS WHEREOF, to record the adoption of this Amendment 2008-1 to the Plan, the Company has caused the execution of this instrument on this _____ day of ______, 2008.

Attest: MARLIN BUSINESS SERVICES CORP.

____

By: ____________________
Title:

CORPORATE OFFICERS

DANIEL P. DYER
CHAIRMAN OF THE BOARD
CHIEF EXECUTIVE OFFICER

GEORGE D. PELOSE
EXECUTIVE VICE PRESIDENT, CHIEF OPERATING OFFICER,
GENERAL COUNSEL & SECRETARY

LYNNE C. WILSON
SENIOR VICE PRESIDENT
CHIEF FINANCIAL OFFICER & TREASURER

EDWARD J. SICILIANO
SENIOR VICE PRESIDENT
CHIEF SALES OFFICER

PHILIP A. BRUNO
SENIOR VICE PRESIDENT
CHIEF MARKETING OFFICER

VINCENT DROBNIAK
SENIOR VICE PRESIDENT-CREDIT UNDERWRITING &
OPERATIONS & CHIEF CREDIT OFFICER

MICHAEL H. McGINLEY
SENIOR VICE PRESIDENT
ACCOUNT SERVICING

JOSEPH F. DYER
VICE PRESIDENT
TREASURY & ASSISTANT SECRETARY

KATHRYN LISTERMAN
VICE PRESIDENT
ACCOUNTING & CONTROLLER

JOHN C. FARRELL
VICE PRESIDENT
RETAIL CREDIT

DAVID E. LAFFERTY
VICE PRESIDENT
INDIRECT CREDIT

MARK E. SCARDIGLI
VICE PRESIDENT
HEALTHCARE

ROBERT A. HALEY
VICE PRESIDENT
SALES

RALPH P. MANGO
VICE PRESIDENT
BROKER SERVICES

JAMES J. SHERLOCK
VICE PRESIDENT
INFORMATION TECHNOLOGIES

BOARD OF DIRECTORS

DANIEL P. DYER

JOHN J. CALAMARI

LAWRENCE J. DEANGELO

KEVIN J. MCGINTY

EDWARD GRZEDZINSKI

JAMES W. WERT

MATTHEW J. SULLIVAN

Executive Offices & Northeastern Division
300 Fellowship Road
Mount Laurel, NJ 08054
P (888) 479-9111 F (888) 479-1100

Southeastern Division
6470 East Johns Crossing, Suite 430
Johns Creek, GA 30097
P (888) 479-9111 F (800) 535-8576

Mountain Division
6021 S. Syracuse Way, Suite 200
Greenwood Village, CO 80111
P (877) 479-9111 F (877) 479-1100

Midwestern Division
203 North La Salle Street, Suite 2310
Chicago, IL 60601
P (866) 462-7546 F (866) 627-5462

Western Division & Marlin Business Bank
2795 E. Cottonwood Pkwy., Suite 125
Salt Lake City, UT 84121
P (888) 479-9111 F (877) 870-6756

Lease Processing Center
520 Walnut Street, Suite 1150
Philadephia PA, 19106
P (888) 479-9111 F (800) 303-9545